BY RAPID MAIL

RENAULT

04030197

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 17 2004
WASH. D.C. 158 SECTION

SUPPL

Direction des Relations Financières

May 13, 2004
S. 0760 - TO / SD

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 41.04.53.09 (telephone) or (33.1) 41.04.51.49 (facsimile) or Thomas.orsini@renaul.com (email).

Very truly yours,

5/19

Thomas ORSINI

(Attachments)

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most documents are available on web site : www.renault.com.

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since January 1,2004:

- Annual report for the year ended December 31,2003, including audited consolidated financial statements. Exhibit A
- Documents for the announcement of Renault's annual results 2003 presented on February 10, 2004. Exhibit B:
  - Earnings Report for the year ended December 31,2003, included condensed consolidated financial statements *(Exhibit B.1)*
  - Slides show *(Exhibit B.2)*
  - Press release *(Exhibit B.3)*
- Consolidated and RSA parent company financial statements for 2003, as published in the French BALO (included in Exhibit A, pages 151 to 218).
- First quarter 2004 Renault's revenues. Exhibit C:
  - Press release *(Exhibit C.1)*
  - Slides show *(Exhibit C.2)*
- First quarter 2004 Renault's revenues, as published in the French BALO (included in the press release exhibit C.1)

Documents sent by Renault to its shareholders since January 1, 2004:

- Documents about the Renault'cash offer of purchasing its redeemable shares. Exhibit D.
  - Press release *(Exhibit D.1)*
  - English translation of release in accordance with art.6 of COB regulation n° 2002-04 *(Exhibit D.2)*
  - English translation of slides show *(Exhibit D.3)*
  - Euronext's release on the definitive result of the cash tender offer *(Exhibit D.4)*

- All notices of meeting to shareholders since January 1, 2004 (Mixed General Meeting of Shareholders, April 30,2004) – Exhibit E:
    - English translation of presentation and draft of resolution *(Exhibit E.1)*
    - English translation of how to fill out the document for voting *(Exhibit E.2)*
    - English translation of the Brochure distributed at the General Meeting *(Exhibit E.3)*
    - Summary of presentations by MM Schweitzer and Moulonguet *(Exhibit E.4)*
    - MM. Schweitzer and Moulonguet presentation slide show *(Exhibit E.5)*
    - The summary of main questions and answers *(Exhibit E.6)*
    - Result of vote on resolutions *(Exhibit E.7)*

Material press releases and information made public by Renault since January 1, 2004:

- All material press releases since January 1, 2004. Exhibit F
    - Renault's 2003 sales results *(Exhibit F.1)*
    - New common financing program for the Renault-Nissan Alliance in Mexico *(Exhibit F.2)*
    - Renault increases its holding in Slovenian subsidiary Revoz *(Exhibit F.3)*
    - The sales of Renault-Nissan Alliance in 2003 *(Exhibit F.4)*
    - Renault's 2003 annual results *(Exhibit F.5)*
    - Appointments to Renault Board of Directors *(Exhibit F.6)*
    - M. Schweitzer joins Board of Directors of AstraZeneca *(Exhibit F.7)*
    - Renault signs an agreement for its development in Iran *(Exhibit F.8)*
    - 5th anniversary of the Alliance : Renault and Nissan Alliance Vision *(Exhibit F.9)*
    - 5th anniversary of the Alliance : press release *(Exhibit F.10)*
    - Nissan contribution to Renault's net income for first half 2004 *(Exhibit F.11)*

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

<u>Documents submitted by Renault to the AMF since January 1, 2004:</u>

- All AMF prospectuses since January 1, 2004 : English translation of French *Document de Référence.* Exhibit A

EXHIBIT B.3

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	February 10, 2004

Renault's 2003 net income jumps to €2,480 million, with a 3.7% operating margin

- **Amid sluggish trading conditions, Renault grew revenues by 3.8% to €37,525 million on the success of its range and its strategy of international expansion.**
- **Operating margin rose sharply in the second half-year, as expected. The group also benefited from an improvement in Nissan's earnings. Net income rose 26.8% relative to 2002.**
- **Renault continued to strengthen its financial structure by increasing shareholders' equity and paying down debt.**

Amid sluggish trading conditions, Renault improved its performance in second-half 2003, in line with guidance, and **stabilized its share of the world market at 4.1%**. The group sold 2.39 million vehicles during the year, down a slight 0.7%.
In Europe, where the automobile market contracted by 1.6%, Renault kept its position as the leading brand for passenger cars and light commercial vehicles, with market shares of 10.6% and 15.1%, respectively.
The group continued to expand outside Western Europe, with sales growth of 9%. That performance was achieved on the back of buoyant demand in Central and Eastern Europe, and Russia; a pick-up in the Turkish market (127%); and an 18.8% rise in sales at Dacia. In Korea, the market fell nearly 18%, but Renault Samsung Motors staged a resilient performance and once again grew its share of the passenger car market, to 10.8%.

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

On a consistent basis and including the impact of currencies, **revenues grew 3.8%** year-on-year to €37,525 million.

The Automobile Division contributed €35,535 million to group revenues, compared with €34,274 million in 2002, a 3.7% rise. Despite negative currencies, revenues grew thanks to an improvement in the mix and prices of new vehicles in Europe. One of the main factors here was the success of the entire Mégane II range (3-door and 5-door hatchbacks, 4-door saloon, estate and coupe-cabriolet, Scénic II (launched in June 2003)) as well as Espace IV. Other elements contributing to the upturn were steady growth in diesel sales, a stronger commercial performance in international markets, an increase in spare parts activity and a rise in sales of components to other companies, particularly Nissan.

The Sales Financing Division reported a 5.1% year-on-year rise in its revenue contribution to €1,990 million, measured on a consistent basis

Profitability driven by successful new models

Reflecting the success of new models, **operating margin increased** to 4.3% **in the second half,** compared with 3.2% in the first, giving a total for the year of €1,402 million, or 3.7% of revenues.

Despite adverse economic conditions in 2003, with a contraction in the French market and a stronger euro, the Automobile Division held steady and, in the second half, was boosted by billings on new versions of Mégane. The contribution from international markets remained stable, as sales in Turkey rallied and losses in Mercosur leveled off. This offset the lower contribution from Renault Samsung, hit by falling sales volumes and the depreciation of Korea's currency, the won. Also contributing to this performance, general expenses and R&D expenses were kept in check, while purchasing and production costs continued to decline. The second three-year cost-cutting programme was completed this year, in line with its target of €3 billion.

The **Sales Financing Division** reported operating margin of €367 million, or 18.4% of its revenues, compared with 15.6% the previous year. This reflects the division's strong marketplace momentum and tight cost control.

Other operating income and expenses showed a charge of €168 million for 2003, compared with €266 million in 2002.
The income side includes a €29 million capital gain on the disposal of equity interests, including €10 million from the sale of a 51% stake in Renault Agriculture. It also includes a profit of €112 million from property sales. The expense side includes €160 million of restructuring provisions, mainly for early retirement plans.
As a result, **operating income** for the year was €1,234 million, on a level with 2002's figure of €1,217 million.

The **balance on the financing account** in 2003 shows an expense of €71 million, an improvement of €20 million relative to 2002.

Renault's share in the **net income of companies accounted for by the equity method** rose sharply to €1,860 million, compared with €1,331 million in 2002. **Renault**

benefited from strong earnings growth at Nissan, which contributed **€1,705 million.** The equity-accounted contribution from AB Volvo was a positive €175 million compared with €71 million in 2002.

Group pre-tax income amounted to €3,023 million, compared with €2,457 million in 2002.

After tax and minorities, **Renault had net income of €2,480 million, up 26.8% on 2002.**

Earnings per share works out to €9.32, compared with €7.53 in 2002.

| The group continues to strengthen the financial structure

Shareholders' equity increased by €1,763 million to €13,591 million at December 31, 2003. The net financial indebtedness of the Automobile Division was reduced by €747 million relative to end-2002, reaching €1,748 million at December 31, 2003. This is attributable partly to healthy operating conditions, with **cash flow remaining level** year-on-year at €3,150 million, and partly to a further €239 million **reduction in the working capital requirement**. Cash from operations comfortably financed investments in property, plant and equipment, and intangibles, which amounted to €2,533 million. By pursuing a more selective investment policy, the Automobile Division was able to reduce capital expenditure (excluding the impact of IAS 38 and exceptional property disposals) to 6.1% of revenues, compared with 6.8% in 2002.

With a combination of falling debt and the increase in shareholders' equity, **leverage (i.e. the ratio of debt to equity) improved by 8.2 percentage points**, contracting from 21.1% of shareholders' equity at end-2002 to 12.9% at end-2003.

On February 24, 2004 the Board of Directors will approve the financial statements presented on February 10. It will ask the Annual General Meeting of Shareholders on April 30, 2004 to confirm a dividend of €1.4 per share, not including the dividend tax credit.

Outlook for 2004

Renault expects the automobile market in 2004 to edge upwards in Europe and increase slightly in the main countries in which the group operates outside Europe.

Amid sluggish markets, Renault will benefit from a Mégane family at full strength as well as from heightened competitiveness, primarily as a result of cooperative ventures within the Alliance. In addition, Renault will pursue its international development and will be looking to grow volumes outside Western Europe.

Overall, assuming no significant changes in major exchange rates compared to the current situation, the group has set itself the objective of achieving operating margin of around 4.5% of revenues in 2004. Renault also anticipates a further increase in net earnings.

Press Contact: Anne-Emmanuelle Dognon-Remy - Tel : + 33 (0)1 4104 6469
www.renault.com - www.media.renault.com

Note on data presented on a consistent basis
Main changes in accounting methods and scope of consolidation: deconsolidation of Renault Agriculture with effect from April 30, 2003; Sofasa fully consolidated as from Jan. 1, 2003.

Renault consolidated revenues, by division

€ million	2003	2002 restated (1)	2002	Change 2003 /2002	Change 2003 /2002 restated
				%	%
Automobile	35,535	34,274	34,456	3.1	3.7
Sales Financing	1,990	1,893	1,880	5.9	5.1
Total	**37,525**	**36,167**	**36,336**	**3.3**	**3.8**

1 On a basis consistent with 2003

Renault consolidated results

€ million	2003	2002	Change 2003/2002
			%
Operating margin	1,402	1,483	(5.5)
Operating income	1,234	1,217	1.4
Net financial income (expense)	(71)	(91)	(22)
Share in net income of companies accounted for by the equity method	1,860	1,331	39.7
Group pre-tax income	3,023	2,457	23
Current and deferred taxes	(510)	(447)	14.1
Group net income	2,513	2,010	25
Minority interests	(33)	(54)	(38.9)
Renault net income	2,480	1,956	26.8

Operating margin by division

€ million	2003			2002
		H1	H2	
Automobile Division	1,035	399	636	1,189
Sales Financing Division	367	189	178	294
Total , as % of group revenues	3.7%	3.2%	4.3%	4.1%

EXHIBIT C.1

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	APRIL 27, 2004

In the first quarter of 2004,

Renault posted revenues of € 9,955 million, an increase of 11.1%

Renault's revenues totaled €9,955 million, up 11.1% on a consistent basis.

The **Automobile Division** generated revenues of €9,460 million, an increase of 11.4% (1) compared with the first quarter of 2003.

The Automobile Division's growth in revenues was principally due to the overall rise in group sales and to the impact of a favourable price and model mix in Western Europe thanks to the success of Mégane.

The increase mirrors primarily the success of all the versions of Mégane II (Hatch and Sport Hatch, Sport Saloon, Sport Tourer and Coupé-Cabriolet) and Scénic II, whose lineup was extended to include a 7-seater version in mid-March, as well as Espace IV. Renault sold a total of 187,030 Méganes in the first quarter of 2004, an increase of 24.5% compared with the first quarter of 2003.

In the first quarter of 2004, Renault sold 621,968 vehicles worldwide, 6.8% more than in the first quarter of 2003. With a 2.6% increase in registrations in Western Europe, the company maintained its ranking as the number one brand in the passenger car market first obtained in 2002. It also confirmed its position as the best-selling LCV brand.
Outside Western Europe, the Renault brand posted a 40.6% increase in volumes, boosted by a strong recovery in Turkey where sales were up 362%, dynamic growth (up 38%) in Eastern Europe and Russia, and a 45% rise in Dacia sales. Conversely, sales of Renault Samsung Motors declined by 37% in a Korean market in the midst of recession.

The **Sales Financing Division** contributed €495 million to revenues, a 5.3% (1) rise over first quarter 2003.

Renault will report its first-half 2004 financial results on July 28.

---

(1) On a consistent basis.

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tél. : + 33 (0)1 41 04 64 69 – Fax : + 33 (0)1 41 04 67 90

Renault consolidated revenues by division

(€ million)	Q1 2004	Q1 2003 restated*	Q1 2003 published	% change restated*	% change published
Automobile	9,460	8,493	8,545	11.4%	10.7%
Sales Financing	495	470	470	5.3%	5.3%
Total	9,955	8,963	9,015	11.1%	10.4%

* For comparison purposes, data for 2003 have been restated on a consistent basis with 2004.

Contact

Renault Press: Anne-Emmanuelle Dognon-Remy at + 33 (0)1 41 04 64 69
Internet: www.media.renault.com - www.renault.com

EXHIBIT C.2

Conference call pack
Q1 2004 Revenues



SCENIC

April 27, 2004

RENAULT


SCENIC

Renault Group Sales Q1 2004 6.8% up vs. Q1 2003

Q1 2004 = 621,968 units PC & LCVs


583,987 units
+ 8.5% vs 2003
Q1 2003
Q1 2004
Renault
17,598 units
+ 44.5% vs 2003
Q1 2003
Q1 2004
Dacia
20,383 units
- 36.5% vs 2003
Q1 2003
Q1 2004
Samsung


SCENIC

Renault brand PC+LCV Western European sales

Q1 2004 vs. Q1 2003


Market
Renault
-1,6%
0,8%
-2,1%
-16,1%
6,3%
26,1%
-1,7%
-19,5%
19,6%
28,2%
3,3%
2,6%

Mkt Share	France	Germany	UK	Italy	Spain	W Europe
Q1 2004	28.3%	5.4%	6.7%	6.7%	12.8%	10.5%
Q1 2003	27.6%	6.2%	5.7%	8.2%	11.9%	10.6%


SCENIC

Group sales outside Western Europe

Q1 2004 vs. Q1 2003 in units (PC+LCV)

+21.4% to 154,220 units


18 340
+362%
3 749
+21%
2 636
+11%
3 135
+26%
5 706
+25%
5 419
+45%
-37%
-11 716
Turkey
Mercosur
Central Europe
Northern Latin America
Rest of the world
Dacia
Samsung

Renault : +33,566 units (+40.6 %)

Mégane Family - Top selling car in Europe





PC market share in %


MEGANE
206
GOLF
4.6
4.2
3.8
3.4
3.0
1999
2000
2001
2002
2003
Q1 2004
MEGANE
206
GOLF


SCENIC

Renault Group Revenues Q1 2004

in millions of euros	Q1 2003 Published	Q1 2003 Proforma*	Q1 2004	Change
	a	b	c	c/b
Automobile Division	8 545	8 493	9 460	11,4%
Sales Financing Division	470	470	495	5,3%
Total Group	9 015	8 963	9 955	11,1%

* 2003 data restated for 2004 structure and methods


SCENIC

Change in consolidation

in millions of euros	31/03/2003 Published	New consolidation a	Change in perimeter b	Change in cons. c	31/03/2003 Proforma*
Automobile Division	8 545	33	-122	37	8 493
Sales Financing Division	470				470
Total Group	9 015	33	-122	37	8 963

a) Consolidation of Avtoframos (Russia) and Renault Algeria

b) Exiting: Renault Agriculture

c) Change in consolidation of SOFASA


SCENIC

Automobile division – Revenues evolution Q1 2004

Contribution to the change in revenues

Change : + 11.4%


+2.1
+5.6
-0.4
-0.2
+3.0
-0.3
0.4
+1.2
Volume
Mix/price
Exchange rate
Other Network Activity
Volume
Exchange rate
Others
+ 7.1
Europe
+ 3.1
International
+ 1.2
Others

EXHIBIT D.1

RENAULT

PRESS RELEASE	FOR IMMEDIATE RELEASE	March 12, 2004

Renault launches a cash tender offer on its redeemable shares (*Titres Participatifs*)

- **Renault is offering to purchase for cash any and all of the redeemable shares at a price of 450 euros per redeemable share (coupon attached)**
- **Renault is providing a unique opportunity to all individual and institutional holders of the redeemable shares to cash out their investment**

Renault today filed a cash tender offer with the French financial markets regulator, the *Autorité des marchés financiers* (AMF), on its redeemable shares listed on Euronext Paris.

The offer, sponsored by BNP Paribas and Deutsche Bank, targets all of the two million redeemable shares issued in October 1983 and April 1984. The offer price will be 450 euros per redeemable share (coupon attached), representing a 21% premium to the volume weighted average price of the redeemable share over the past month (up to March 10). The offer price has been approved by an independent expert.

Holders of Renault redeemable shares can tender their redeemable shares during a period of fifteen Euronext Paris trading days. Subject to AMF approval, the offer period will run from Tuesday March 16 to Monday April 5, 2004, inclusive. Holders of redeemable shares should obtain the instruction forms from their financial intermediaries allowing them to tender their redeemable shares. After a visa has been granted by the AMF, the offer document (*note d'information*) will be available on the AMF's website and on Renault's website (www.renault.com) from Tuesday March 16, 2004.

This cash offer with a substantial premium is launched in response to regular requests from holders of the redeemable shares and clarifies the situation of a financial instrument that is outdated and relatively illiquid. The offer, which Renault does not intend to repeat, provides holders with financial flexibility with respect to their investment while having no dilutive impact on Renault's current shareholders.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

Due to its financial strength, Renault is able to finance the cash tender offer out of its own resources. The offer will result in an estimated maximum after-tax expense of 370 million euros in the first-half 2004 financial statements. The transaction will also reduce Renault's interest expenses as of 2004 and in the future years.

The offer will also result in an increase in the net indebtedness of the automobile division by an estimated maximum amount of 564 million euros in 2004, partially offset by future tax savings.

The offer and distribution of the french language offer document (*note d'information*) are subject to the approval of the *Autorité des marchés financiers*.

CONTACT
Renault Press Office: Anne-Emmanuelle Dognon-Rémy, + 33 (0)1 41 04 64 69
Web: www.media.renault.com, www.renault.com

EXHIBIT D.2

This statement is a free translation into English for information purposes only of the French language statement required by the AMF pursuant to the filing of a public offer. In case of discrepancy between this English translation and the French statement, the French version shall be binding.

12 March 2004

RENAULT

This statement is published pursuant to article 6 of regulation 2002-04 of the *Commission des opérations de bourse.*

The Offer and the distribution of the prospectus (*note d'information*) are subject to the approval of the *Autorité des marchés financiers* (AMF).

RENAULT FILES A CASH TENDER OFFER ON ITS REDEEMABLE SHARES (*TITRES PARTICIPATIFS*) AT A PRICE OF € 450 PER SHARE (COUPONS ATTACHED)

On 12 March 2004, RENAULT filed a cash tender offer (the "Offer") on its redeemable shares (the "Redeemable Shares") with the Autorité des marchés financiers (AMF).

1. Rationale for the offer and RENAULT's intentions:

In 1983 and in 1984, RENAULT issued Redeemable Shares, which were at that time the main instrument used by state-run companies to raise quasi equity.

Redeemable Shares are today outdated and relatively illiquid. Their qualification as quasi equity has totally disappeared.

The Redeemable Shares are already booked as debt on RENAULT's consolidated balance sheet. This classification has been confirmed under the future IFRS standards.

The Offer is part of RENAULT's financing policy to provide quality and liquidity for its debt securities, as it offers to buy back a relatively illiquid and outdated security from investors. This tender offer is aimed at minimising the number of Redeemable Shares outstanding, while treating all holders equally. This Offer, that Renault does not intent to renew, meets a regular request from holders.

This statement is a free translation into English for information purposes only of the French language statement required by the AMF pursuant to the filing of a public offer. In case of discrepancy between this English translation and the French statement, the French version shall be binding.

2. *Presentation of the Offer:*

The Offer is sponsored by BNP Paribas and Deutsche Bank.

It targets all of the 2,000,000 outstanding Redeemable Shares, being specified that RENAULT does not hold any of the Redeemable Shares either directly or indirectly.

The Offer price is € 450 per Redeemable Share, coupon attached. This price represents a premium of 21.1 % to the 1-month average price of the Redeemable Shares (as of 10 March 2004, see paragraph 5.2).

The Offer period would last 15 trading days, i.e. from 16 March to 5 April 2004 inclusive, subject to the approval of the Autorité des marchés financiers.

Holders of RENAULT Redeemable Shares who wish to tender their Redeemable Shares to the Offer will have the option of selling their Redeemable Shares:

- either on the market, in which case settlement date will occur three days following trade date, but trading and brokerage fees will be borne by the holder.
- or in the context of the Offer that is semi-centralised by Euronext Paris, in which case settlement will occur after all transaction have been semi-centralised, and RENAULT will pay all selling brokerage fees, up to 0.30% (plus VAT) of the amount of the whole order, with a cap of € 50 (plus VAT) per order.

Orders transmitted in the context of the semi-centralised Offer and those executed on the market are irrevocable.

3. *Offer financing and impact on RENAULT:*

Assuming that all of the Redeemable Shares are tendered to the Offer, the value of the Redeemable Shares purchased would amount to € 900 million.

The impact of the transaction, excluding expenses, ancillary costs and related taxes (difference between book value including the accrued interest on the settlement date and the purchase price of the Redeemable Shares) would be accounted for as an expense of € 564 million in the income statement. This expense will be tax deductible. The after tax expense would amount to an estimated maximum of € 370 million.

The Offer will be financed out of RENAULT's own resources, whose consolidated cash and cash equivalents (Automobile division) amounted to € 3 215 million as of December 31, 2003. Under the same assumption, the transaction would result in an increase in the net financial debt of the Automobile division, before tax, by a maximum of € 564 million in 2004. The tax deductibility of the expense will contribute to debt reduction in the following year or years.

After-tax financial expense savings on an annual basis amount to € 13.9 million in 2004 (or € 0.052 per share), based on the last known coupon of the Redeemable Share and on the current overnight rate at which RENAULT's cash is invested. Given the calculation formula

for the coupon of the Redeemable Share, and RENAULT's objectives, this saving is likely to increase in the years to come.

4. *Summary of key features of the Redeemable Shares:*

The 2,000,000 outstanding Redeemable Shares, issued by RENAULT in 1983 and in 1984, are all identical and are listed on the Premier Marché of Euronext Paris under the same code (ISIN FR0000140014).

The Redeemable Shares are perpetual.

The nominal value of the Redeemable Shares is €152.45 (FRF 1,000).

They pay an annual minimum coupon of 9% of nominal value, with a fixed, and a variable part:

- the fixed coupon is equal to 6.75% of the nominal value, or €10.29 per Redeemable Share;
- the variable coupon is equal to a minimum of 2.25% of the nominal value, or €3.43 per Redeemable Share, and is indexed on the evolution of RENAULT group's consolidated revenues on a consistent basis.

The notice for the 1983 issue is available free of charge upon request from RENAULT's Investor Relations Department. The notice for the 1984 issue is available on the RENAULT web site under Analysts & Shareholders (www.renault.com/gb/finance/index_finance.htm) or from the Investor Relations Department.

5. *Valuation methodology for the Offer price:*

5.1. *Valuation of the Redeemable Shares by discounting future coupons:*

Methodology

This methodology consist in discounting future coupons that will be paid to the Redeemable Shares' holders:

- the fixed coupon of 6.75% and the minimum variable coupon of 2.25% which are considered to be the fixed leg (the "Fixed Leg") were discounted at a fixed-income rate calculated on the basis of the credit spread of a RENAULT subordinated perpetual debt;
- the variable coupon, excluding the minimum of 2.25% that is included in the Fixed Leg, (the "Variable Leg") was discounted at a rate between the fixed-income rate described above and RENAULT's cost of equity. The income from the variable coupon corresponds to an intermediary level of risk between the Fixed Leg risk and the risk of equity.

The variable coupons were determined on the basis of assumptions of consolidated revenues until 2010, provided by RENAULT. These assumptions were extended until 2020 using linear interpolation, after which a growth rate to infinity of 3% per year was assumed. The

estimated compounded annual growth rate of RENAULT's revenues from 2003 to 2020 stands at 5.0%.

The value of the Redeemable Shares was determined by taking into account accrued interests as of 12 March 2004.

A sensitivity analysis of the value was carried out on the basis of:

- a discount rate of the Fixed Leg, which is estimated at a central value of 7.20%;
- a discount rate of the Variable Leg, which is estimated at a central value of 7.89%.

This sensitivity analysis, on the basis of the assumptions set out above, provides a valuation range between € 378.0 and € 455.0, with a central value of € 411.7 per Redeemable Share, coupon attached.

5.2 Redeemable Share market value:

Last price: € 377.9 on 11 March 2004

Comparison of price offered with latest market prices

The Offer price represents a premium of 19.1% to the last closing price as of 11 March 2004.

	Redeemable Share Price (coupon attached) (in €)	**Premium of Offer price (in %)**
Average weighted prices(1)		
1 month average	371.5	21.1%
3 month average	362.5	24.1%
6 month average	347.5	29.5%
1 year average	326.7	37.7%
1 year high price (10 March 2004)	379.0	18.7%
1 year low price on (18 March 2003)	265.0	69.8%

(1) Volume weighted average prices

Source: Fininfo, on 10 March 2004

6. Opinion issued by independent expert on the Offer price

Pursuant to the provisions of article 16 of Regulation n°2002-04 of the *Commission des opérations de bourse*, and of article 2.1.3 of the instruction enforcing the aforementioned, an independent expert was instructed to release an opinion on the Offer price. RENAULT has mandated *Associés en Finances*, represented by Bertrand Jacquillat and Daniel Beaumont, who stated in their report that "the price offered is perfectly acceptable for the Redeemable Shares holders".

Investor contacts:
Thomas Orsini : 01 41 04 53 09 - thomas.orsini@renault.com
Véronique Dosdat : 01 41 04 69 61 - veronique.dosdat@renault.com

This statement is a free translation into English for information purposes only of the French language statement required by the AMF pursuant to the filing of a public offer. In case of discrepancy between this English translation and the French statement, the French version shall be binding.

This statement shall not be distributed in United States or in Italy

This statement shall not be reproduced or redistributed, entirely or partly, to a third party. In particular, neither this statement nor a copy of such a statement shall be, in any circumstances, brought or transmitted in the United States or distributed, directly or indirectly, in the United States or to a "US person" (such as these terms are defined in "Regulation S" of the "US Securities Act of 1933") in Canada, Japan or in Italy.

It shall not constitute an offer to purchase nor a solicitation of an offer to purchase the titres participatifs of RENAULT and shall not be considered as such.

The present statement is a communication falling within article 21(1) of the English Financial Services and Markets Act 2000 which has the benefit of an exemption to the applicable restrictions regarding financial promotion pursuant to Article 43(2) of the English Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

It shall not constitute an offer in any jurisdiction (including the United States, Italy and Japan) in which such offer, solicitation would be unlawful.

The distribution of such statement may, in certain countries, constitute a breach of applicable law or regulations. Accordingly, persons who come into possession of this statement should inform themselves of and observe these restrictions.

Any breach of such restrictions may constitute a breach of the law of the countries concerned.

In France, this statement does not constitute, and shall not be considered as constituting, a public offering ("appel public à l'épargne") nor an invitation to the public in connection with any offering. The holders of the titres participatifs of RENAULT are requested to refer to the note d'information when published, after having received the visa of the Autorité des Marchés Financiers (AMF).

Forward-Looking Statements

This statement contains forward-looking information and statements about RENAULT after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although RENAULT's management believes that such forward-looking statements are reasonable, investors and holders of the titres participatifs are cautioned that forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of RENAULT, that could cause expected results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the AMF made by RENAULT, including those listed under "Risk Factors" in the document de référence published by RENAULT. RENAULT does not undertake any obligation to update any forward-looking information or statements. You may obtain free copies of the note d'information when published, after having received the visa of the AMF, and other public documents filed with the AMF from RENAULT.

EXHIBIT D.3



Renault redeemable shares
(*Titres Participatifs*):
Cash tender offer
SCENIC
March 12, 2004
RENAULT


SCENIC

Disclaimer

This presentation is for information purposes only. This presentation shall not be reproduced or redistributed, entirely or partly, to a third party. In particular, neither this presentation nor a copy of such a presentation shall be, in any circumstances, brought or transmitted in the United States or distributed, directly or indirectly, in the United States or to a "US person" (such as these terms are defined in "Regulation S" of the "US Securities Act of 1933") in Canada, Japan or in Italy.
It shall not constitute an offer to purchase nor a solicitation of an offer to purchase the titres participatifs of Renault and shall not be considered as such.
The present presentation is a communication falling within article 21(1) of the Financial Services and Markets Act 2000 which has the benefit of an exemption to the applicable restrictions regarding financial promotion pursuant to Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.
It shall not constitute an offer in any jurisdiction (including the United States, Italy and Japan) in which such offer, solicitation would be unlawful. The distribution of such presentation may, in certain countries, constitute a breach of applicable law or regulations. Accordingly, persons who come into possession of this presentation should inform themselves of and observe these restrictions. Any breach of such restrictions may constitute a breach of the law of the countries concerned.
This presentation does not constitute, and shall not be considered as constituting, a public offering ("appel public à l'épargne") nor an invitation to the public in connection with any offering. In France, the holders of the titres participatifs of Renault are requested to refer to the note d'information when published, after having received the visa of the Autorité des Marchés Financiers (AMF).

Forward-Looking Statements

This presentation contains forward-looking information and statements about Renault after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Renault's management believes that such forward-looking statements are reasonable, investors and holders of the titres participatifs are cautioned that forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Renault, that could cause expected results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the AMF made by Renault, including those listed under "Risk Factors" in the document de référence published by Renault. Renault does not undertake any obligation to update any forward-looking information or statements. You may obtain free copies of the note d'information when published, after having received the visa of the AMF, and other public documents filed with the AMF from the Renault.


SCENIC

Redeemable shares: why a cash tender offer?

- In 1983 and 1984, Renault issued redeemable shares related to a particular status that no longer exists (nationalized company)
- This financial instrument is outdated, has a low liquidity and no longer meets the original objectives

↓

Renault launches a cash tender offer on its redeemable shares


SCENIC

Redeemable shares: overview

- Two issues of redeemable shares by Renault in 1983 and 1984 (2 million shares outstanding)
- Nominal value: 152.45 euros per redeemable share (1 000 French francs)
- Maturity: perpetual
- Coupon:
  - ➢A fixed coupon equal to 6.75% of the nominal value
  - ➢A variable coupon indexed on the evolution of the group revenues on a consistent basis, with a minimum of 2.25%
- Closing price on March 11, 2004: 377.9 euros per redeemable share


SCENIC

Offer overview

- Cash tender offer made for all of the 2 million redeemable shares at 450 euros per share (coupon attached):
  - +19% compared to the closing price on March 11, 2004
  - +21% compared to the average price over the last month*
  - +24% compared to the average price over the last 3 months*
- Offer price approved by an independent expert (Associés en Finance)
- Total offer amount = 900 million euros (100% of the shares)
- Offer open for a period of 15 trading days, from March 16 to April 5, 2004 included (subject to AMF visa expected on March 15)
- No minimum acceptance level

** Calculated on the volume average weighted price up to and including March 10, 2004*


SCENIC

Financial impact on Renault

- Non recurring expense equal to the difference between the offer price and the book value:
  - ➢ Expense to be booked in the first half 2004 financial statements : 564 million euros for 100% of the shares, before tax (est. 370 million euros after tax)
- Positive impact in the future due to the financing of the offer:
  - ➢ transaction financed by available cash position in the automobile division
  - ➢ Accretive impact of 0.05 euro per share in 2004, on an annual basis, due to lower financial expenses
- Increase in net financial debt of the automobile division of a maximum of 564 million euros in 2004, partially offset by future tax savings.

EXHIBIT D.4

39 rue Cambon
75001 PARIS

EURONEXT PARIS NOTICES

euronext

16 avril 2004 / 16 April 2004

N° 2004 – 1234

RENAULT

Résultat définitif de l'offre publique d'achat visant les titres participatifs de la société.

(Premier marché – Titres participatifs)

BNP Paribas et Deutsche Bank ont fait connaître à Euronext Paris que, pendant la durée de l'offre publique d'achat initiée par RENAULT SA ("RENAULT" ou « l'Initiateur »), sur ses propres titres participatifs au prix unitaire de 450 EUR, la société RENAULT a acquis par achats sur le marché 686 917 titres participatifs RENAULT

Par ailleurs, 515 424 titres participatifs ont été apportés dans le cadre de l'offre semi-centralisée avec prise en charge des frais de courtage

En conséquence, l'Initiateur détient à l'issue de l'offre **1 202 341** titres participatifs RENAULT (code ISIN : FR0000140014 – Mnémonique : RNL).

A compter du 20 avril 2004, et suite à la décision d'annulation par le Président-Directeur général de RENAULT des 1 202 341 titres participatifs apportés à l'offre, le nombre de titres participatifs RENAULT en circulation sur le Premier Marché s'élève désormais à **797 659**.

Definitive result of the cash tender offer on the RENAULT *titres participatifs.*

(Premier Marché – Titres Participatifs)

BNP Paribas and Deutsche Bank informed Euronext Paris that, during the cash tender offer on the RENAULT *titres participatifs* made by RENAULT SA ("RENAULT or the"Iniitiator") on its own *titres participatifs* at a unit price of EUR 450, RENAULT acquired on the market, 686,917 RENAULT of its own *titres participatifs.*

Besides, 515,424 *titres participatifs* were tendered to the semi-centralised cash tender offer with reimbursement of the trading fees.

Therefore, the Initiator holds at the end of the cash tender offer, **1,202,341** RENAULT *titres participatifs* (ISN : FR0000140014 - Symbol : RNL).

From 20 April 2004, following the decision of cancellation by the CEO of RENAULT of the 1,202,341 *titres participatifs* tendered to the offer, the number of outstanding titres participatifs on the Premier Marché amounts henceforth to **797,659**.

EXHIBIT E.1

Presentation of resolutions

Mixed (Ordinary and Extraordinary) General Meeting of April 30, 2004

Twenty-one resolutions will be submitted to the Mixed General Assembly convened on April 30, 2004.
The Board of Directors will first ask the Ordinary General Meeting to adopt fifteen resolutions:

Approval of the annual accounts and appropriation of the income

The **first two resolutions** relate to the approval of Renault's consolidated and annual company accounts for the financial year ending December 31, 2003.

The **third resolution** relates to appropriation of the company's income for the financial year ending December 31, 2003, and payment of the dividend. Renault's income, amounting to €770,933,122.78, plus retained earnings brought forward of €5,978,108,817.52, represents total distributable income of €6,749,041,940.30. Dividends paid to shareholders total €398,911,965.20 corresponding to a net dividend of €1.40 distributed to each share, providing entitlement to a tax credit per share of €0.70 for a natural person or a legal entity subject to company tax. The dividend will be payable, in cash only, on May 17, 2004.

The dividend distributed to shareholders would show an increase of more than 20% since the dividend paid for 2002 amounted to €1.15 per share.

The payout is in line with Renault's policy of gradually increasing the dividend over time. It is part of the company's strategy of promoting the value of the Renault share and its appreciation by shareholders.

Agreements referred to in article L. 225-38 of the Commercial Code

When conducting its day-to-day business, and specifically when it is the dominant entity in a corporate group, a company may enter into direct or indirect agreements with other firms with which it shares executive staff. It may also sign agreements with its senior executives, or with shareholders owning more than 10% of the registered capital. Such agreements are regulated by law.

In the **fourth resolution**, the Annual General Meeting is asked to approve these regulated agreements, after having heard the report of the Statutory Auditors pursuant to Article L 225-38 of the Commercial Code. These agreements have received prior authorization from the Board of Directors.

During the financial year ending December 31, 2003, these agreements related exclusively to a sale of securities between Renault (parent company) and Nissan Motor Co.Ltd., on the one hand, and Renault-Nissan B.V (RNBV) on the other hand, under the terms of which all the securities owned by Renault-Nissan Purchasing Organization (RNPO) were sold to RNBV.

Renewal of two directors' terms of office

The **fifth** and **sixth resolutions** ask you to renew the term of office of Messrs. François de COMBRET and Bernard LARROUTUROU. Their terms of office would be renewed for a period of four years i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Mr. François de COMBRET, 62, is a managing partner of Lazard Frères and a member of the Appointments and Remuneration Committee.

Mr. Bernard LARROUTUROU, 45, is Director General of French Scientific Research Center (CNRS) and a member of the International Strategy Committee.

More information about the positions held by board members is included on page 10 of this document and repeated in Chapter II, Part 1.1 of the 2003 Annual Report.

Ratification of the appointment of three directors

In the **seventh, eighth and ninth resolutions,** the General Meeting is asked to ratify the appointment of Messrs. Jean-Louis GIRODOLLE, Itaru KOEDA and François PINAULT as directors.

- Mr. Jean-Louis GIRODOLLE, 35, a senior official and sub-director of the French Treasury, has succeeded Mr. Bruno BEZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.
- Mr. Itaru KOEDA, 62, Co-Chairman of the Board of Directors and Executive Vice-President of Nissan Motor Co. Ltd. has succeeded Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2004.
- Mr. François PINAULT, 67, Chairman and C.E.O. of Artémis SA has succeeded Mrs. Jeanne SEYVET for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006. Mr. François PINAULT is a person from outside the Renault group who meets all the criteria of independence, as defined in the BOUTON report (1).

(1) The BOUTON report "Promoting better corporate governance in listed companies" was published in September 2002. It sets out the rules and principles to be observed by companies practicing good corporate governance.

Release of three directors from liability as may have arisen in the performance of their duties

The **tenth, eleventh and twelfth resolutions** ask you to grant full and final release to Mr. Bruno BEZARD, Mr. Yoshikazu HANAWA and Mrs. Jeanne SEYVET whose terms of office ended in the financial year ending December 31, 2003, from any liability to which they may have been subject in the performance of their duties.

Report of the statutory auditors on equity loans

The **thirteenth resolution** asks the General Meeting to take note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares, in particular the variable portion linked to the increase in Renault's consolidated revenues in 2003 (measured on a consistent basis).

Authorization for the company to trade in its own shares on the stock market

In 2003, under the authorization granted by the General Meeting of April 29, 2003, your Company acquired 1,761,693 shares at an average weighted price of €53.35 per share. The Company exercised this possibility solely for the purpose of transferring the shares to its stock option schemes.

In the **fourteenth resolution**, you are asked to authorize the Board of Directors to implement a program to buy back its own shares, under the terms and conditions set by law. This authorization is granted for a maximum period of eighteen months as of the General Meeting. This authorization would supersede the one granted at the previous General Meeting. The Company would buy back its own shares principally in order to transfer some or all of them to employees and directors of the Company and of its group and/or to stabilize the share price by trading on the stock market. The Company may not own more than 10% of its registered capital and the total amount that it may use to purchase its own shares may not exceed €2,421,965,435.

These share purchases and sales may be undertaken by any means, including block sales and the use of derivatives.

The maximum purchase price is fixed at €85 per share and the minimum sale price at €25 per share. To reflect the change in the share price on the market, these limits have been adjusted in relation to those authorized by the General Meeting of April 29, 2003 (€90 and €15 respectively).

A prospectus registered with the French securities regulator, the Autorité des Marchés Financiers (AMF), describing the terms and conditions of these buybacks can be viewed on the renault.com website, in Analysts & Shareholders => AMF Prospectuses.

The Board of Directors will give a summary of these transactions to the General Meeting, which will be convened, for want of a quorum, on April 30, 2004. At December 31, 2003 the portfolio consisted of 11,522,046 shares, equivalent to 4% of the capital.

Authorization to issue bonds

The **fifteenth resolution** would grant an authorization to the Board of Directors, for a period of twenty-six months, to issue bonds with a maximum face value of €4 billion or its equivalent in foreign currencies. This amount of €4 billion is the same as that authorized last year. It corresponds to the amount required to allow the Renault Group to conduct its current bond transactions, which may vary from one year to another, depending on market conditions.

Four resolutions will then be submitted to the Extraordinary General Meeting:

Authorization to cancel holdings of the company's own shares

In the sixteenth resolution, the General Meeting is asked to grant authorization to the Board of Directors, for a period of eighteen months, to cancel, by means of a reduction in the registered capital, any shares acquired through the buyback program, the terms of which are set forth in the fourteenth resolution.

This cancellation of shares alters the registered capital, and, consequently, the Articles of Association. For that reason, it can be authorized only by a decision of the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate this power to the Board. This authorization would supersede, up to the unused amounts, any previous authorization of similar type.

Maintaining conditions for fixing the issue price of shares

The Mixed General Meeting of April 29, 2003, granted the Board of Directors of your Company a series of authorizations enabling it, if necessary, to undertake, on its own decisions, various financial transactions to increase the registered capital of your Company, with or without preferential subscription rights.

These authorizations are designed to give your Board the broadest possible latitude to act in the best interests of your Company. In future, the Company may have to issue securities in order to raise capital for its growth strategy.

The **seventeenth resolution** deals specifically with issues without preferential subscription rights. The General Meeting of April 29, 2003, in its twenty-second resolution, delegated to the Board the possibility of implementing these issues under determined price conditions. Since your Board has not yet used the power delegated by that General Meeting, the seventeenth resolution asks you to maintain the conditions for fixing the issue price as authorized by the aforementioned General Meeting and to maintain the powers delegated to the Board.

The conditions for fixing the issue price appear in the Board of Directors' report, which will be presented to you at the Extraordinary General Meeting.

Amendments of articles of association

The **eighteenth** and **nineteenth resolutions** ask you to authorize the amendment of the Articles of Association, in order to:

- increase the number of directors appointed by the General Meeting of shareholders.
  Since your Company is fully committed to implementing recommendations on corporate governance, it is endeavoring to gradually increase the proportion of independent directors, as seats on the Board come up for renewal. Note that, in addition to the directors elected by the employees and the director elected by the employee shareholders, who are not taken into account for the legal threshold, with a Board of fourteen directors, your Company is in line with the average for companies on the French market.
- amend Article 9 of the Articles of Association concerning the holding of shares beyond the shareholding thresholds in accordance with the provisions of the Financial Security Act of August 1, 2003. Henceforth, the shareholding thresholds for voting rights are also taken into account.

Lastly, the Board will ask the Ordinary General Meeting to adopt two resolutions:

Appointment of a director

The **twentieth resolution** asks the General Meeting to appoint Mr. Charles de CROISSET, 60, as a director for a term of four years, i.e. until the General Meeting which is to decide on the financial statements for the year ending December 31, 2007. Mr. Charles de CROISSET's personal qualities and experience in banking and finance, in addition to the fact that he meets all the criteria of independence defined in the BOUTON Report, clearly meet the selection criteria put forward by your Board of Directors.

Further information about the positions held by Mr. de CROISSET is shown on page 15 of this document.

Formalities

Lastly, the **twenty-first resolution** is a standard resolution that concerns the powers required to attend to legal filing and publication formalities.

EXHIBIT E.1

Draft Resolutions

As ordinary general meeting:

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December, 2003, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing net profits of €2,480,000,000.

Second resolution

Approval of the annual company accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended December 31, 2003, hereby approves, as they have been presented, the accounts for this financial year showing profits of €770,933,122.78. It also approves the operations evidenced by these accounts or summarized in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	770,933,122.78
Allocation to the statutory reserves	-
Remainder	770,933,122.78
Retained earnings brought forward	5,978,108,817.52
Distributable profits for the financial year	6,749,041,940.30
Dividends	398,911,965.20
Retained earnings	6,350,129,975.10

A net dividend of €1.40 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either €0.70, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the Code général des impôts (General Tax Code) by a legal entity subject to company tax;
- or €0.21 in other cases.

The dividend shall be payable on May 17, 2004.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to retained earnings.

In addition, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out expressed as their equivalent in euros for the 2000 financial year.

Financial year	Dividend per share	Tax already paid per share (tax credit)	Total income per share
2000	0.91	either 0.46 or 0.23	either 1.37 or 1.14
2001	0.92	either 0.46 or 0.14	either 1.38 or 1.06
2002	1.15	either 0.58 or 0.17	either 1.73 or 1.32

Fourth resolution

Agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, after having heard the report of the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves these agreements referred to therein.

Fifth resolution

Renewal of a director's term of office

The General Meeting hereby renews the term of office of Mr. François de COMBRET as Director, for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Sixth resolution

Renewal of a Director's term of office

The General Meeting hereby renews the term of office of Mr. Bernard LARROUTUROU, designated by government order as representative of the French State, as Director for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Seventh resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. Jean-Louis GIRODOLLE, designated by government order of September 16, 2003, as representative of the French State, which was the subject of a decision of the Board of Directors at its meeting of October 21, 2003. Mr. Jean-Louis GIRODOLLE has succeeded Mr. Bruno BEZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.

Eighth resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. Itaru KOEDA, which was the subject of a decision of the Board of Directors at its meeting of 24 July 2003. Mr. Itaru KOEDA has succeeded to Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the the financial statements for the year ending December 31, 2004.

Ninth resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. François PINAULT, which was the subject of a decision of the Board of Directors at its meeting of 24 February 2004. Mr. François PINAULT has succeeded to Mrs Jeanne SEYVET, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006.

Tenth resolution

Release of a Director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr. Yoshikazu HANAWA, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Eleventh resolution

Release of a Director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr. Bruno BEZARD, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Twelfth resolution

Release of a Director from liability as may have arisen in the performance of her duties

The General Meeting hereby grants full and final release of Mrs Jeanne SEYVET, whose term of office ended in the financial year ending December 31, 2003, from any liability to which she may have been subject in the performance of her duties.

Thirteenth resolution

Report of the Statutory Auditors on redeemable shares

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares.

Fourteenth resolution

Authorization for the Company to trade in its own shares on the stock market

The General Meeting, having examined the report from the Board of Directors, hereby authorizes the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law. The purpose of this authorization is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- maintain an orderly market in its shares by buying and selling on the stock market;
- manage its cash-flow and shareholders' equity;
- use all or part of the shares acquired
  - either to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid down by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or to use them in the context of share swaps, by public offerings or other means, initiated by the Company;
- cancel them, subject to the adoption of the sixteenth resolution within the competence of the Extraordinary General Meeting, appearing on the Agenda of this General Meeting.

These share purchases may be undertaken by any means, including over-the-counter sales and block sales, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at €85 per share and the minimum sale price at €25 per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may use for the purchase of its own shares may not exceed €2,421,965,435.

In the event of a capital increase by capitalization of reserves and bonus issues of shares, or in the event of either a, split or reverse split, the prices indicated hereinabove shall be adjusted by a multiplication coefficient equal to the ratio between the number of shares making up the registered capital before and after the capital increase or split.

This authorization is granted for a duration which shall end on the next Annual General Meeting for the approval of the financial statements, but shall not exceed eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to place all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

Fifteenth resolution

Bond loan issue

The General Meeting having examined the report from the Board of Directors:

- terminates, as from the current General Meeting to the authorization granted to the Board of Directors by the Mixed General Meeting of April 29, 2003, as approved by the nineteenth resolution of such General Meeting relating to the issuance of Bonds.
- authorizes the Board of Directors, on its own decision, to issue bonds with a maximum face value of €4 billion, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting. Such bonds may be issued on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation to its Chairman or any other person of its choice who is a member of the Board of Directors, to determine, pursuant to law, the characteristics of the bonds and all measures necessary for the completion of issuance thereof.

The Board of Directors shall also have all powers to decide whether bond issues should carry a guarantee and, where necessary to define and grant this guarantee; it is also empowered to call meetings of bondholders and take all measures necessary in this respect.

This authorization as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to vote on the financial statements for 2004.

As extraordinary general meeting:

Sixteenth resolution

Authorization to cancel holdings of the company's own shares

The General Meeting, after having examined the report from the Board of Directors and the special report of the Statutory Auditors, hereby authorizes the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the possibility to sub-delegate such authorization:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorization granted in the fourteenth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital deducting the difference between the redemption value of the shares and their par value from any items carried in the premium or reserve accounts;
- to amend the Articles of Association as a consequence and attend to all necessary formalities.

This authorization has been granted for a period which shall end at the next General Meeting called to approve the financial statements, without however exceeding a maximum duration of eighteen months.

Seventeenth resolution

Maintaining of conditions for fixing the issue price of shares and securities as may be issued without preferential subscription rights, on the basis of the authorization granted by the Mixed General Meeting of 29 April 2003

The General Meeting,

- having examined the report from the Board of Directors and the special report of the Statutory Auditors, in accordance with the provisions of Article L 225-137-II, and observing that no issue of shares or any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company, has been made to date, it being specified that:
  - the amount of capital increases which may be undertaken immediately and/or at a future date may not be greater than a par value of €300, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares,
  - the par value of the loan securities which may be issued pursuant to this delegation of powers may not be greater than €3 billion, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies,
  - said delegation of powers was granted for a period of twenty-six months as of the aforementioned General Meeting.

Hereby decides, insofar as necessary, pursuant to the provisions of Article L. 225-137 of the Commercial Code:

- to maintain the conditions for fixing the issue price of the above securities where the issue of such securities, while excluding preferential subscription rights, enters within the scope of the provisions of paragraph 3 of said Article as approved by the twenty-second resolution of the General Meeting of April 29, 2003;
- to maintain the delegation of powers to the Board of Directors as granted by the twenty-second resolution of the General Meeting of April 29, 2003.

Eighteenth resolution

Amendment of the Articles of Association

The General Meeting, after having examined the report from the Board of Directors, hereby decides to amend the first paragraph of Article 10.1.A/ of the Articles of Association in order to increase the number of directors appointed by the General Meeting of shareholders.

The first paragraph of Article 10.1.A/ concerning the number of directors appointed by the General Meeting of shareholders shall be amended as follows:

"10.1 The company shall be administered by a Board of Directors comprising:
A/ Directors appointed by the Shareholders' General Meeting.
These shall number at least three and at most fourteen. Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative which shall be subject to the same obligations and liabilities as if he were a director in its own name, without prejudice to the joint liability of the legal person he represents."

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as presented.

Nineteenth resolution

Amendment of the Articles of Association

The Extraordinary General Meeting, having heard the reading of the report from the Board of Directors, hereby decides to amend the fourth paragraph of Article 9 of the Articles of Association in accordance with the provisions of Law No. 2003-706 of August 1, 2003.

The fourth paragraph of Article 9 concerning the holding of shares beyond the shareholding thresholds shall be amended as follows:

"In addition to the statutory obligation to inform the company of holdings of certain fractions of the capital or voting rights, any shareholder or the management company of any Undertaking for Collective Investment in Transferable Securities, who or which comes to hold a number of shares equal to or greater than 0.5% of the share capital or voting rights or a multiple of this percentage up to and including 5% of the share capital or voting rights, shall be obliged to declare to the company the total number of shares held by him or it, by registered letter with return receipt requested, within five stock market business days as of the registration on account of the shares allowing him or it to attain or exceed said threshold. Over and above 5%, the aforementioned duty to declare shall concern each successive 1% fraction of the share capital or voting rights."

The remainder of Article 9 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

As Ordinary General Meeting:

Twentieth resolution

Appointment of a Director

The General Meeting hereby appoints Mr. Charles de CROISSET as Director for a term of four years, i.e until the General Meeting which is to decide on the accounts for the financial year ending December 31, 2007.

Twenty-first resolution

Powers

The General Meeting hereby confers all powers on the bearer of a copy or extract of the minutes of this General Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

EXHIBIT E.2

How to fill out the enclosed form

If you want to attend the AGM in person, check Box A to receive an admission ticket.

If you intend to vote by mail or send a representative, check Box B and fill in one of the three squares below.

If you own bearer shares: If you don't know the number of shares you own, you are required to include a certificate showing that your shares have been deposited with your broker or financial intermediary.


QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

RENAULT

Assemblée Générale Mixte des actionnaires du 30 avril 2004 à 15 h à la Maison de la Chimie Rue St Dominique 75007 PARIS sur 2 ème convocation*.
Combined General Meeting to be held on april 30, 2004 at 3:00 pm at the Maison de la Chimie Rue St Dominique 75007 PARIS on second notice.*

CADRE RESERVE / FOR COMPANY USE ONLY

2 VOTE PAR CORRESPONDANCE / VOTE BY MAIL

1 JE DONNE POUVOIR AU PRÉSIDENT / *I HEREBY GIVE PROXY TO THE CHAIRMAN*

3 POUVOIR À UNE PERSONNE DÉNOMMÉE / *REPRESENTATION BY PROXY*

Please enter your full name and address (or check that the information below is correct).

If you are voting by mail.

Fill in this box in the event that the resolutions are presented and not approved by the Board of Directors.

If you are giving your proxy to the Chairman.

In all cases, don't forget to date and sign this form.

If you are giving your proxy to your spouse or another shareholder.

To be completed if any amendments or new resolutions are presented during the meeting.

Please do not send your form directly to Renault.

All correspondence relating to the AGM is handled by:

LINEDATA Services — RENAULT — AG 30 04 04
Autorisation 522 768
92169 ANTONY Cedex, France

EXHIBIT E.3

Mixed General Meeting

Friday April 30, 2004

3 p.m.

Maison de la Chimie,
28 bis, rue Saint-Dominique - 75007 Paris

RENAULT

Contents

Annual General Meeting and resolutions

Agenda of the Annual General Meeting on April 30, 2004

As Ordinary General Meeting:

- Approval of the consolidated accounts for the 2003 financial year. *(1st resolution)*
- Approval of the (company) accounts for the 2003 financial year. *(2nd resolution)*
- Appropriation of the results of the 2003 financial year. *(3rd resolution)*
- Special report by the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code. *(4th resolution)*
- Renewal of the term of office of a director. *(5th resolution)*
- Renewal of the term of office of a director. *(6th resolution)*
- Ratification of the appointment of a director by the Board of Directors. *(7th resolution)*
- Ratification of the appointment of a director by the Board of Directors. *(8th resolution)*
- Ratification of the appointment of a director by the Board of Directors. *(9th resolution)*
- Release of a director from liability as may have arisen in the performance of his duties. *(10th resolution)*
- Release of a director from liability as may have arisen in the performance of his duties. *(11th resolution)*
- Release of a director from liability as may have arisen in the performance of her duties. *(12th resolution)*
- Report of the Statutory Auditors on elements used to determine the remuneration of equity loans. *(13th resolution)*
- Authorization granted to the Board of Directors to deal in the company's own shares on the stock market. *(14th resolution)*
- Issue of bonds. *(15th resolution)*

As Extraordinary General Meeting:

- Authorization of the cancellation of the company's shares acquired by the company itself. *(16th resolution)*
- Decision to maintain the conditions of fixation of the issuance of securities granting access to the registered capital with exclusion of the preferential subscription right as delegated to the Board by the Mixed General Meeting of April 29, 2003.
- Amendment of the Articles of Association. *(18th resolution)*
- Amendment of the Articles of Association. *(19th resolution)*

As Ordinary General Meeting:

- Appointment of a director. *(20th resolution)*
- Powers. *(21st resolution)*

Presentation of resolutions

Mixed (Ordinary and Extraordinary) General Meeting of April 30, 2004

Twenty-one resolutions will be submitted to the Mixed General Assembly convened on April 30, 2004.
The Board of Directors will first ask the Ordinary General Meeting to adopt fifteen resolutions:

Approval of the annual accounts and appropriation of the income

The **first two resolutions** relate to the approval of Renault's consolidated and annual company accounts for the financial year ending December 31, 2003.

The **third resolution** relates to appropriation of the company's income for the financial year ending December 31, 2003, and payment of the dividend. Renault's income, amounting to €770,933,122.78, plus retained earnings brought forward of €5,978,108,817.52, represents total distributable income of €6,749,041,940.30. Dividends paid to shareholders total €398,911,965.20 corresponding to a net dividend of €1.40 distributed to each share, providing entitlement to a tax credit per share of €0.70 for a natural person or a legal entity subject to company tax. The dividend will be payable, in cash only, on May 17, 2004.

The dividend distributed to shareholders would show an increase of more than 20% since the dividend paid for 2002 amounted to €1.15 per share.

The payout is in line with Renault's policy of gradually increasing the dividend over time. It is part of the company's strategy of promoting the value of the Renault share and its appreciation by shareholders.

Agreements referred to in article L. 225-38 of the Commercial Code

When conducting its day-to-day business, and specifically when it is the dominant entity in a corporate group, a company may enter into direct or indirect agreements with other firms with which it shares executive staff. It may also sign agreements with its senior executives, or with shareholders owning more than 10% of the registered capital. Such agreements are regulated by law.

In the **fourth resolution,** the Annual General Meeting is asked to approve these regulated agreements, after having heard the report of the Statutory Auditors pursuant to Article L 225-38 of the Commercial Code. These agreements have received prior authorization from the Board of Directors.

During the financial year ending December 31, 2003, these agreements related exclusively to a sale of securities between Renault (parent company) and Nissan Motor Co.Ltd., on the one hand, and Renault-Nissan B.V (RNBV) on the other hand, under the terms of which all the securities owned by Renault-Nissan Purchasing Organization (RNPO) were sold to RNBV.

Renewal of two directors' terms of office

The **fifth** and **sixth resolutions** ask you to renew the term of office of Messrs. François de COMBRET and Bernard LARROUTUROU. Their terms of office would be renewed for a period of four years i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Mr. François de COMBRET, 62, is a managing partner of Lazard Frères and a member of the Appointments and Remuneration Committee.

Mr. Bernard LARROUTUROU, 45, is Director General of French Scientific Research Center (CNRS) and a member of the International Strategy Committee.

More information about the positions held by board members is included on page 13 of this document and repeated in Chapter II, Part 1.1 of the 2003 Annual Report.

Ratification of the appointment of three directors

In the **seventh, eighth and ninth resolutions,** the General Meeting is asked to ratify the appointment of Messrs. Jean-Louis GIRODOLLE, Itaru KOEDA and François PINAULT as directors.

- Mr. Jean-Louis GIRODOLLE, 35, a senior official and sub-director of the French Treasury, has succeeded Mr. Bruno BÉZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.
- Mr. Itaru KOEDA, 62, Co-Chairman of the Board of Directors and Executive Vice-President of Nissan Motor Co. Ltd. has succeeded Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2004.
- Mr. François PINAULT, 67, Chairman and C.E.O. of Artémis SA has succeeded Mrs. Jeanne SEYVET for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006. Mr. François PINAULT is a person from outside the Renault group who meets all the criteria of independence, as defined in the BOUTON report (1).

(1) The BOUTON report "Promoting better corporate governance in listed companies" was published in September 2002. It sets out the rules and principles to be observed by companies practicing good corporate governance.

Release of three directors from liability as may have arisen in the performance of their duties

The **tenth, eleventh and twelfth resolutions** ask you to grant full and final release to Mr. Bruno BÉZARD, Mr. Yoshikazu HANAWA and Mrs. Jeanne SEYVET whose terms of office ended in the financial year ending December 31, 2003, from any liability to which they may have been subject in the performance of their duties.

Report of the statutory auditors on equity loans

The **thirteenth resolution** asks the General Meeting to take note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares, in particular the variable portion linked to the increase in Renault's consolidated revenues in 2003 (measured on a consistent basis).

Authorization for the company to trade in its own shares on the stock market

In 2003, under the authorization granted by the General Meeting of April 29, 2003, your Company acquired 1,761,693 shares at an average weighted price of €53.35 per share. The Company exercised this possibility solely for the purpose of transferring the shares to its stock option schemes.

In the **fourteenth resolution**, you are asked to authorize the Board of Directors to implement a program to buy back its own shares, under the terms and conditions set by law. This authorization is granted for a maximum period of eighteen months as of the General Meeting. This authorization would supersede the one granted at the previous General Meeting. The Company would buy back its own shares principally in order to transfer some or all of them to employees and directors of the Company and of its group and/or to stabilize the share price by trading on the stock market. The Company may not own more than 10% of its registered capital and the total amount that it may use to purchase its own shares may not exceed €2,421,965,435.

These share purchases and sales may be undertaken by any means, including block sales and the use of derivatives.

The maximum purchase price is fixed at €85 per share and the minimum sale price at €25 per share. To reflect the change in the share price on the market, these limits have been adjusted in relation to those authorized by the General Meeting of April 29, 2003 (€90 and €15 respectively).

A prospectus registered with the French securities regulator, the Autorité des Marchés Financiers (AMF), describing the terms and conditions of these buybacks can be viewed on the renault.com website, in Analysts & Shareholders => AMF Prospectuses.

The Board of Directors will give a summary of these transactions to the General Meeting, which will be convened, for want of a quorum, on April 30, 2004. At December 31, 2003 the portfolio consisted of 11,522,046 shares, equivalent to 4% of the capital.

Authorization to issue bonds

The **fifteenth resolution** would grant an authorization to the Board of Directors, for a period of twenty-six months, to issue bonds with a maximum face value of €4 billion or its equivalent in foreign currencies. This amount of €4 billion is the same as that authorized last year. It corresponds to the amount required to allow the Renault Group to conduct its current bond transactions, which may vary from one year to another, depending on market conditions.

Four resolutions will then be submitted to the Extraordinary General Meeting:

Authorization to cancel holdings of the company's own shares

In the sixteenth resolution, the General Meeting is asked to grant authorization to the Board of Directors, for a period of eighteen months, to cancel, by means of a reduction in the registered capital, any shares acquired through the buyback program, the terms of which are set forth in the fourteenth resolution.

This cancellation of shares alters the registered capital, and, consequently, the Articles of Association. For that reason, it can be authorized only by a decision of the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate this power to the Board. This authorization would supersede, up to the unused amounts, any previous authorization of similar type.

Maintaining conditions for fixing the issue price of shares

The Mixed General Meeting of April 29, 2003, granted the Board of Directors of your Company a series of authorizations enabling it, if necessary, to undertake, on its own decisions, various financial transactions to increase the registered capital of your Company, with or without preferential subscription rights.

These authorizations are designed to give your Board the broadest possible latitude to act in the best interests of your Company. In future, the Company may have to issue securities in order to raise capital for its growth strategy.

The **seventeenth resolution** deals specifically with issues without preferential subscription rights. The General Meeting of April 29, 2003, in its twenty-second resolution, delegated to the Board the possibility of implementing these issues under determined price conditions. Since your Board has not yet used the power delegated by that General Meeting, the seventeenth resolution asks you to maintain the conditions for fixing the issue price as authorized by the aforementioned General Meeting and to maintain the powers delegated to the Board.

The conditions for fixing the issue price appear in the Board of Directors' report, which is presented to you on page 27.

Amendments of articles of association

The **eighteenth** and **nineteenth resolutions** ask you to authorize the amendment of the Articles of Association, in order to:

- increase the number of directors appointed by the General Meeting of shareholders.
  Since your Company is fully committed to implementing recommendations on corporate governance, it is endeavoring to gradually increase the proportion of independent directors, as seats on the Board come up for renewal. Note that, in addition to the directors elected by the employees and the director elected by the employee shareholders, who are not taken into account for the legal threshold, with a Board of fourteen directors, your Company is in line with the average for companies on the French market.
- amend Article 9 of the Articles of Association concerning the holding of shares beyond the shareholding thresholds in accordance with the provisions of the Financial Security Act of August 1, 2003. Henceforth, the shareholding thresholds for voting rights are also taken into account.

Lastly, the Board will ask the Ordinary General Meeting to adopt two resolutions:

Appointment of a director

The **twentieth resolution** asks the General Meeting to appoint Mr. Charles de CROISSET, 60, as a director for a term of four years, i.e. until the General Meeting which is to decide on the financial statements for the year ending December 31, 2007. Mr. Charles de CROISSET's personal qualities and experience in banking and finance, in addition to the fact that he meets all the criteria of independence defined in the BOUTON Report, clearly meet the selection criteria put forward by your Board of Directors.

Further information about the positions held by Mr. de CROISSET is shown on page 15 of this document.

Formalities

Lastly, the **twenty-first resolution** is a standard resolution that concerns the powers required to attend to legal filing and publication formalities.

Draft Resolutions

As ordinary general meeting:

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December, 2003, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing net profits of €2,480,000,000.

Second resolution

Approval of the annual company accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended December 31, 2003, hereby approves, as they have been presented, the accounts for this financial year showing profits of €770,933,122.78. It also approves the operations evidenced by these accounts or summarized in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	770,933,122.78
Allocation to the statutory reserves	-
Remainder	770,933,122.78
Retained earnings brought forward	5,978,108,817.52
Distributable profits for the financial year	6,749,041,940.30
Dividends	398,911,965.20
Retained earnings	6,350,129,975.10

A net dividend of €1.40 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either €0.70, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the Code général des impôts (General Tax Code) by a legal entity subject to company tax;
- or €0.21 in other cases.

The dividend shall be payable on May 17, 2004.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to retained earnings.

In addition, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out expressed as their equivalent in euros for the 2000 financial year.

Financial year	Dividend per share	Tax already paid per share (tax credit)	Total income per share
2000	0.91	either 0.46 or 0.23	either 1.37 or 1.14
2001	0.92	either 0.46 or 0.14	either 1.38 or 1.06
2002	1.15	either 0.58 or 0.17	either 1.73 or 1.32

Fourth resolution

Agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, after having heard the report of the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves these agreements referred to therein.

Fifth resolution

Renewal of a director's term of office

The General Meeting hereby renews the term of office of Mr. François de COMBRET as Director, for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Sixth resolution

Renewal of a Director's term of office

The General Meeting hereby renews the term of office of Mr. Bernard LARROUTUROU, designated by government order as representative of the French State, as Director for a term of four years, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2007.

Seventh resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. Jean-Louis GIRODOLLE, designated by government order of September 16, 2003, as representative of the French State, which was the subject of a decision of the Board of Directors at its meeting of October 21, 2003. Mr. Jean-Louis GIRODOLLE has succeeded Mr. Bruno BEZARD, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the financial statements for the year ending December 31, 2006.

Eighth resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. Itaru KOEDA, which was the subject of a decision of the Board of Directors at its meeting of 24 July 2003. Mr. Itaru KOEDA has succeeded to Mr. Yoshikazu HANAWA, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the the financial statements for the year ending December 31, 2004.

Ninth resolution

Ratification of the appointment of a Director

The General Meeting hereby ratifies the appointment as Director of Mr. François PINAULT, which was the subject of a decision of the Board of Directors at its meeting of 24 February 2004. Mr. François PINAULT has succeeded to Mrs Jeanne SEYVET, for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006.

Tenth resolution

Release of a Director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr. Yoshikazu HANAWA, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Eleventh resolution

Release of a Director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr. Bruno BEZARD, whose term of office ended in the financial year ending December 31, 2003, from any liability to which he may have been subject in the performance of his duties.

Twelfth resolution

Release of a Director from liability as may have arisen in the performance of her duties

The General Meeting hereby grants full and final release of Mrs Jeanne SEYVET, whose term of office ended in the financial year ending December 31, 2003, from any liability to which she may have been subject in the performance of her duties.

Thirteenth resolution

Report of the Statutory Auditors on redeemable shares

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used to determine interest on redeemable shares.

Fourteenth resolution

Authorization for the Company to trade in its own shares on the stock market

The General Meeting, having examined the report from the Board of Directors, hereby authorizes the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law. The purpose of this authorization is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- maintain an orderly market in its shares by buying and selling on the stock market;
- manage its cash-flow and shareholders' equity;
- use all or part of the shares acquired
  - either to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid down by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or to use them in the context of share swaps, by public offerings or other means, initiated by the Company;
- cancel them, subject to the adoption of the sixteenth resolution within the competence of the Extraordinary General Meeting, appearing on the Agenda of this General Meeting.

These share purchases may be undertaken by any means, including over-the-counter sales and block sales, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at €85 per share and the minimum sale price at €25 per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may use for the purchase of its own shares may not exceed €2,421,965,435.

In the event of a capital increase by capitalization of reserves and bonus issues of shares, or in the event of either a, split or reverse split, the prices indicated hereinabove shall be adjusted by a multiplication coefficient equal to the ratio between the number of shares making up the registered capital before and after the capital increase or split.

This authorization is granted for a duration which shall end on the next Annual General Meeting for the approval of the financial statements, but shall not exceed eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to place all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

Fifteenth resolution

Bond loan issue

The General Meeting having examined the report from the Board of Directors:

- terminates, as from the current General Meeting to the authorization granted to the Board of Directors by the Mixed General Meeting of April 29, 2003, as approved by the nineteenth resolution of such General Meeting relating to the issuance of Bonds.
- authorizes the Board of Directors, on its own decision, to issue bonds with a maximum face value of €4 billion, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting. Such bonds may be issued on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation to its Chairman or any other person of its choice who is a member of the Board of Directors, to determine, pursuant to law, the characteristics of the bonds and all measures necessary for the completion of issuance thereof.

The Board of Directors shall also have all powers to decide whether bond issues should carry a guarantee and, where necessary to define and grant this guarantee; it is also empowered to call meetings of bondholders and take all measures necessary in this respect.

This authorization as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to vote on the financial statements for 2004.

As extraordinary general meeting:

Sixteenth resolution

Authorization to cancel holdings of the company's own shares

The General Meeting, after having examined the report from the Board of Directors and the special report of the Statutory Auditors, hereby authorizes the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the possibility to sub-delegate such authorization:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorization granted in the fourteenth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital deducting the difference between the redemption value of the shares and their par value from any items carried in the premium or reserve accounts;
- to amend the Articles of Association as a consequence and attend to all necessary formalities.

This authorization has been granted for a period which shall end at the next General Meeting called to approve the financial statements, without however exceeding a maximum duration of eighteen months.

Seventeenth resolution

Maintaining of conditions for fixing the issue price of shares and securities as may be issued without preferential subscription rights, on the basis of the authorization granted by the Mixed General Meeting of 29 April 2003

The General Meeting,

- having examined the report from the Board of Directors and the special report of the Statutory Auditors, in accordance with the provisions of Article L 225-137-II, and observing that no issue of shares or any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company, has been made to date, it being specified that:
  - the amount of capital increases which may be undertaken immediately and/or at a future date may not be greater than a par value of €300, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares,
  - the par value of the loan securities which may be issued pursuant to this delegation of powers may not be greater than €3 billion, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies,
  - said delegation of powers was granted for a period of twenty-six months as of the aforementioned General Meeting.

Hereby decides, insofar as necessary, pursuant to the provisions of Article L. 225-137 of the Commercial Code:

- to maintain the conditions for fixing the issue price of the above securities where the issue of such securities, while excluding preferential subscription rights, enters within the scope of the provisions of paragraph 3 of said Article as approved by the twenty-second resolution of the General Meeting of April 29, 2003;
- to maintain the delegation of powers to the Board of Directors as granted by the twenty-second resolution of the General Meeting of April 29, 2003.

Eighteenth resolution

Amendment of the Articles of Association

The General Meeting, after having examined the report from the Board of Directors, hereby decides to amend the first paragraph of Article 10.1.A/ of the Articles of Association in order to increase the number of directors appointed by the General Meeting of shareholders.

The first paragraph of Article 10.1.A/ concerning the number of directors appointed by the General Meeting of shareholders shall be amended as follows:

"10.1 The company shall be administered by a Board of Directors comprising:
A/ Directors appointed by the Shareholders' General Meeting.
These shall number at least three and at most fourteen. Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative which shall be subject to the same obligations and liabilities as if he were a director in its own name, without prejudice to the joint liability of the legal person he represents."

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as presented.

Nineteenth resolution

Amendment of the Articles of Association

The Extraordinary General Meeting, having heard the reading of the report from the Board of Directors, hereby decides to amend the fourth paragraph of Article 9 of the Articles of Association in accordance with the provisions of Law No. 2003-706 of August 1, 2003.

The fourth paragraph of Article 9 concerning the holding of shares beyond the shareholding thresholds shall be amended as follows:

"In addition to the statutory obligation to inform the company of holdings of certain fractions of the capital or voting rights, any shareholder or the management company of any Undertaking for Collective Investment in Transferable Securities, who or which comes to hold a number of shares equal to or greater than 0.5% of the share capital or voting rights or a multiple of this percentage up to and including 5% of the share capital or voting rights, shall be obliged to declare to the company the total number of shares held by him or it, by registered letter with return receipt requested, within five stock market business days as of the registration on account of the shares allowing him or it to attain or exceed said threshold. Over and above 5%, the aforementioned duty to declare shall concern each successive 1% fraction of the share capital or voting rights."

The remainder of Article 9 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

As Ordinary General Meeting:

Twentieth resolution

Appointment of a Director

The General Meeting hereby appoints Mr. Charles de CROISSET as Director for a term of four years, i.e until the General Meeting which is to decide on the accounts for the financial year ending December 31, 2007.

Twenty-first resolution

Powers

The General Meeting hereby confers all powers on the bearer of a copy or extract of the minutes of this General Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

Corporate governance and Board of Directors

Renault Board of Directors at December 31, 2003

- **Louis SCHWEITZER**
Chairman and Chief Executive

- **Pierre ALANCHE**
Director elected by employee shareholders

- **Yves AUDVARD**
Director elected by employee shareholders

- **Michel BARBIER**
Director elected by employee shareholders

- **Alain CHAMPIGNEUX**
Director elected by employee shareholders

- **François de COMBRET**
Associate Director of Lazard Frères

- **Carlos GHOSN**
Chairman and Chief Executive Officer of Nissan Motor Co. Ltd

- **Jean-Louis GIRODOLLE**
Inspector of Finance and Deputy Director of Treasury Department
Ministry of the Economy, Finance and Industry

- **Itaru KOEDA**
Co-Chairman of the Board of Directors and
Executive Vice President of Nissan Motor Co Ltd

- **Marc LADREIT de LACHARRIERE**
Chairman and Chief Executive Officer of FIMALAC

- **Dominique de La GARANDERIE**
Attorney
Partner of the Cabinet Veil Jourde de La Garanderie

- **Bernard LARROUTUROU**
Managing Director of the CNRS

- **Henri MARTRE**
Honorary Chairman of Aérospatiale

- **Jean-Claude PAYE**
Attorney

- **Franck RIBOUD**
Chairman and CEO of the Danone group

- **Robert STUDER**
Former Chairman of Union de Banques Suisses

Information on Directors

Directors whose renewal is to be submitted to the General Meeting



François de COMBRET

Associate Director of Lazard Frères

Date of birth: July 12, 1941.

Number of shares held: 1,000.

Dates of start/end of office: June, 1998/AGM 2004.
Date of 1st term of office: July 1996.

Director: Bouygues Télécom, Institut Pasteur, Sagem and Musée Rodin.

Career:

1971-1974: Industrial affairs adviser to the Ministry of Economy and Finance.

1974-1981: Technical adviser to the Secretariat of the French Presidency.

1978-1981: Deputy General Secretary to the French Presidency.

1982- 1985: Joined Lazard in New York.

Since 1985: Associate Director of Lazard Frères.

Since 1994: Councillor at the Cour des Comptes.



Bernard LARROUTUROU

Managing Director of the CNRS

Date of birth: September 24, 1958.

Number of shares held: 1.

Dates of start/end of office: February, 2000/AGM 2004.
Date of 1st term of office: February 2000.

Director: INRIA-Transfert, CNRS-Editions, FIST and INIST – Diffusion.

Career:

1987-1989: Research Director at INRIA Sophia Antipolis.

1990-1996: Director of CERMICS associated with the INRIA.

1993-1999: Applied mathematics professor at the Ecole Polytechnique.

1996-2003: Chairman and Chief Executive of INRIA.

July 2003: Director General of the CNRS.

Directors to be ratified by the General Meeting



Jean-Louis GIRODOLLE

Inspector of Finance and Deputy Director of Treasury Department
Ministry of the Economy, Finance and Industry

Date of birth: August 2, 1968.

Designated by the State, coopted by the Board of Directors on October 21, 2003, to replace Mr. Bruno Bézard, who resigned, end of General Assembly office 2007.

Director: Aéroports de Paris, Autoroutes du Sud de la France, RATP.

Career:

1994-1998: Employment within the General Inspectorate for Public Finances.

1998-2000: Deputy to the Head of the "Public Banks" Sub-Department, Treasury Department.

2000-2002: Technical Adviser to the cabinet of the Minister of the Economy, Finance and Industry.

2002-2003: Head of the "Savings and Financial Markets" Sub-Department, Treasury Department.

September 2003: Sub-Director of the State Shareholdings Agency.



Itaru KOEDA

Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co Ltd

Date of birth: August 25, 1941.

Number of shares held: 500.

Coopted by the Board of Directors on July 24, 2003 to replace Mr. Yoshikazu Hanawa, who resigned, end of General Assembly office 2005.

Career:

April 1965: joined Nissan Motor Co.Ltd.

June 1993: Member of the Board of Directors, Nissan Motor Co.Ltd., responsible for the Production Control Department, the Logistics Control Department, the Vehicle Distribution Department, KD Foreign Goods Department, Head of Production Engineering Department No. 1.

April 2001: Member of the Board of Directors and Executive Vice President, in charge of supervision of the Purchasing Group and of the European Management Committee (MC-E).

January 2003: Member of the Board of Directors and Executive Vice President, in charge of supervision of the Purchasing Group and of the Affiliated Companies Management Committee (MC-AFL).

June 2003: Co-Chairman of the Board of Directors and Executive Vice President, in charge of supervision of the Purchasing Group and of the Affiliated Companies Management Committee (MC-AFL).



François PINAULT

Honorary President of Artémis

Date of birth: August 21, 1936.

Coopted by the Board of Directors on February 24, 2004 to replace Mrs. Jeanne Seyvet, who resigned, end of General Assembly office 2007.

Managing Director: Financière Pinault.

Chairman of the Board of Directors: Artémis.

Chief Executive Officer: Garuda.

Vice-President of the Supervisory Board: Pinault-Printemps-La Redoute.

Member of the Management Board: Château Latour.

Career:

1963: Creates Société Pinault.

1970: President of the Pinault SA.

1990: President of the Compagnie Française de l'Afrique Occidentale (CFAO).

1992: Vice-President of the Supervisory Board of the Pinault-Printemps Group

Creates Artémis Group.

Becomes Chief Executive Officer of Artémis.

1994: Vice-President of Supervisory Board-Pinault-Printemps-La Redoute.

2003: Honorary President of Artémis.

Director whose appointment is submitted for approval to the General Meeting



Charles de CROISSET

Former Chairman and Chief Executive of CCF[1]

Date of birth: September 28, 1943.

Director: Bouygues.

Member of the Supervisory Board: Euler, Hermès, SA des Galeries Lafayette.

Career:

1980: Secretary-General of Crédit Commercial de France.

1983: Deputy Chief Executive, in charge of the international department.

1986: Deputy Chief Executive, in charge of the banking department.

1987: Director and Chief Executive, in charge of banking activities.

1993: Chairman and Chief Executive.

2000: Following the integration of CCF within HSBC, he is also Director and Chief Executive of HSBC Holdings PLC and Director of HSBC Bank PLC.

(1) Mr. de Croisset retired from his position at the head of the CCF group on March 1, 2004. On April 15, 2004, he was appointed to the International Board of Goldman Sachs and to the position of Vice President, Goldman Sachs Europe.

Director replacing Mr Alanche who is resigning



Georges STCHERBATCHEFF

Director representing employee shareholders, in his capacity as alternate director

Date of birth: October 29, 1946.

Number of shares: 40 and 1926 FCPE units.

Career:

Joined Renault in 1972.

1972-2003: Research and Development Engineer.

1982-1983: Manager, Corrosion Group – Technical Assistant to Bodywork Department.

1983-1985: Engineer on Projects X53 and X40.

1986: Manager, Safety Engineering.

1989: Manager, Vehicle Technical Regulations.

2000-2003: Renault Representative to External Standards Bodies.

Auditors

Statutory auditors

■ **DELOITTE TOUCHE TOHMATSU**
Represented by Olivier Azières and Amadou Raimi
185, avenue Charles de Gaulle
92200 Neuilly sur Seine

■ **ERNST & YOUNG Audit**
Represented by Jean-François Bélorgey and Daniel Mary-Dauphin
11, Allée de l'Arche
92400 Courbevoie

Alternate auditors

■ **BEAS**
Alternate for Deloitte Touche Tohmatsu
7-9 Villa Houssay
92200 Neuilly sur Seine

■ **Gabriel GALET**
Alternate for Ernst & Young Audit
11, Allée de l'Arche
92400 Courbevoie

Special report by the statutory auditors

Special report by the statutory auditors on the authorisation to cancel the shares bought (16th resolution)

In our capacity as the Auditors of RENAULT and in performance of our duties as defined in article L. 225-209, paragraph 4 of the French Commercial Code in the event of a capital reduction by means of the cancellation of shares bought, we have drawn up this report to express our opinion on the reasons for the planned capital reduction and the terms thereof.

We have conducted our audit in accordance with the professional standards applicable in France. Those standards require that we conduct the audit to obtain reasonable assurance that the reasons for the planned capital reduction and the terms thereof are in compliance with the law.

Said operation is part of your Company's operation to buy its own shares within the limit of 10% of its capital in accordance with the terms provided for in Article L. 225-209, paragraph 4 of the French Commercial Code. Moreover, a motion concerning said authorisation to buy shares shall be put to the approval of your General Meeting: it would be granted for a period expiring at the next Annual General Meeting and for a period of eighteen months at most.

To implement the authorisation granted to your Company to buy its own shares, your Board requests you to grant it all powers, to cancel the shares thus bought, within the limit of 10% of its capital per period of twenty four months for a period that shall expire at the next Annual General Meeting and for a period of eighteen months at most. We have no comments to make on the reasons for the planned capital reduction and the terms thereof. Note that said capital reduction may be carried out only if your General Meeting first approves your Company's purchase of its own shares.

Neuilly and Courbevoie, 9 April 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

O. AZIÈRES A. RAIMI

ERNST & YOUNG AUDIT

J.F. BELORGEY D. MARY-DAUPHIN

Report of the statutory auditors prepared in compliance with article L.225-137-ii of the french Code of commerce as part of the plan to issue transferable securities authorised by the combined ordinary and extraordinary general meeting of 29 april 2003 (17th resolution)

As your company's statutory auditors and in performance of the assignment provided in Article L.225-137-II of the French Code of commerce, we submit to you our report on the maintaining of the conditions for setting the issue price of the transferable securities and shares to be issued as part of the plan to issue transferable securities giving access now or in the future to your company's share capital and authorised by the 22nd resolution of your combined ordinary and extraordinary general meeting of 29 April 2003.

At the aforementioned meeting you agreed to delegate to your Board of Directors responsibility for setting the terms and conditions of the plan to issue transferable securities and waive your preferential subscription right. Your Board of Directors is now proposing that you maintain the conditions for setting the issue price.

We conducted our checks according to accounting standards applicable in France. These standards require that we conduct checks to verify the procedures for setting the issue price.

Subject to subsequent review of the conditions of the proposed issue, we have no comment to make on the maintaining of the procedures for setting the issue price.

Since the issue price has not been set, we have not issued an opinion on the final conditions under which the issue shall be carried out.

Pursuant to Article 155-2 of the Decree of 23 March 1967, we will prepare an additional report when the aforementioned issues are carried out by your Board of Directors.

Neuilly and Courbevoie, 9 April 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU
O. AZIÈRES — A. RAIMI

ERNST & YOUNG AUDIT
J.F. BELORGEY — D. MARY-DAUPHIN

Cross-reference table indicating the pages of the Annual Report containing the reports by the Statutory Auditors

■ Report on the consolidated financial statements

This report can be found in:

Chapter **"4 – FINANCIAL STATEMENTS"**

4.1 Consolidated statements

4.1.1 Auditors' report on the consolidated financial statements.

■ General report on the company financial statements

This report can be found in:

Chapter **"4 – FINANCIAL STATEMENTS"**

4.2 Parent company financial statements

4.2.1 Auditors' report on the financial statements.

■ Report on redeemable shares

This report can be found in:

Chapter **"4 – FINANCIAL STATEMENTS"**

4.2 Parent company financial statements

4.2.2 Report of the Statutory Auditors regarding the data used to calculate the remuneration of the redeemable shares.

■ Report on regulated agreements

This report can be found in:

Chapter **"4 – FINANCIAL STATEMENTS"**

4.2 Parent company financial statements

4.2.3 Statutory Auditor's report on certain regulated agreements.

Report of the board of directors of Renault

Paragraph 7 of Article L.225-37 of the French Code of commerce makes it an obligation for the Chairman to submit an Additional Report attached to the Management Report.

"In a Report attached to the Report referred in Articles L. 225-100, L. 225-102, L.225-102-1 and L.233-26 the Chairman of the Board of Directors shall report on the conditions under which the deliberations and resolutions of the Board were prepared and organised as well as on the Internal Control procedures implemented by the company. Notwithstanding the provisions of Article L. 225-56, the report shall also set out any limitations that the Board of Directors puts on the powers of the Chief Executive Officer."

The conditions under which the deliberations and resolutions of the Board are prepared are described in chapter II of the Notice dedicated to Corporate Governance, in particular under heading 2.1. (headings identified by ◆ correspond to the headings of said report).

The limitations that the Board of Directors puts on the powers of the Chief Executive Officer are contained in the Board of Directors' Internal Rules which are reproduced in full in chapter IX of the Notice.

In addition to the law and regulations, the internal rules provide in particular that "the Board of Directors must debate the company's strategy, including within the Alliance, review any changes to such strategy once a year and give its opinion on any major decision that does not fit in with the company's strategy before such a decision is implemented."

Lastly, the Internal Control procedures are contained in the following Report.

Report of the Chairman of the Board on internal control procedures

(art. 117 of the Financial Security Act (LSF) n° 2003-706 dated August 1, 2003)

Introduction

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks, as far as possible, in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This framework is closely monitored by the Board of Directors, which is responsible both for managing and for overseeing the company. The Board discusses the strategic guidelines laid down for the group by senior management and ensures that these are properly applied. It is regularly informed about the company's financial situation. Three committees, set up in 1996, are integral to the Board and help it perform its duties, notably as regards control:

- The Accounts and Audit Committee is composed of five directors, three of whom are independent, including the chairman. The committee analyzes the financial statements, ensures that appropriate methods are used to prepare them, and supervises the internal audit activity.
- The Appointments and Remuneration Committee has two independent members out of three. It is responsible for submitting proposals to the Board for the appointment of new directors and making recommendations concerning the remuneration of senior managers and the granting of stock options.
- The International Strategy Committee is chaired by an independent director. It is responsible for analyzing the strategic plans for international expansion put forward by senior management.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the statutory auditors, the internal audit program, and input from the Risk Management Department. Set up in second-half 2002 and reporting to the Vice President of Corporate Audit, the Risk Management Department is charged with furthering understanding of the various risks incurred by the Renault group, describing them in the form of a sequential format (or "map"), promoting cross-functional management of cross-sector issues, and monitoring the introduction of prevention plans.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its main objectives are to:

- control Quality, Costs and Delivery-Times in all its industrial and commercial activities
- comply with legal requirements and the company's byelaws
- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures
- adapt to changes in environmental standards

- make sure that the level of risk exposure is consistent with objectives and the expected benefits
- control any risks the company might engender for its staff, customers and suppliers as well as for its union partners and stakeholders
- reduce the company's exposure to fraud risk

However, as with any control system, there is no cast-iron guarantee that risks have been totally eliminated.

To describe the company's internal control procedures accurately and concisely, this report will address:

- The Renault group's general control and management environment
- specific control procedures for each risk category
- the special procedures for preparing accounting and financial information
- the individual case of Nissan

Furthermore, the group's annual report provides detailed information on some of these topics. Only the most relevant ones have therefore been repeated here.

General control and management environment

The main characteristics of this environment are:

- a general organizational structure that is focused on the quest for operational performance, while complying with the principles of sound governance;
- an internal control and financial reporting mechanism designed to be comprehensive and applicable to all group entities;
- a corporate culture that seeks to put in place, at every level and in every functional department, a set of practices and operating methods combining stringent internal controls, reflected in the expression of our core values. This is one of Renault's five strategic goals;
- a body of internal standards – including the Code of Good Conduct, he remit of the compliance officer and the Ethics and Compliance Committees, as well as fraud detection procedures and rules governing privileged information and the prevention of insider trading – play a part in this corporate culture, which seeks to promote ethical behavior under all circumstances, as well as accountability, transparency, managerial example and fairness in the information provided by and commitments made by every member of staff.

■ Group organization

A matrix-based management system

Sound corporate governance hinges on the quality of a company's internal control procedures. In turn, the group's governance organization forms the first pillar of its internal control system, starting with the interlinked responsibilities of **senior executives** and the **Board of Directors.** Key strategic decisions are examined firstly by the **Group Executive Committee** (CEG), which comprises the six Executive Vice Presidents and the company Chairman. These decisions are then presented to the Board of Directors, which examines and enacts them. Responsibility for implementing them at operational level lies with the **Renault Management Committee**, which is composed of the seven CEG members plus the heads of the main departments. This committee ensures that decisions comply with legal requirements in the countries where the group operates, in conjunction with the **management committees** of the main operating departments. The Executive Committee monitors this process, in connection with the preparation of annual budgets, and its members report to the Board of Directors on developments affecting the group.

In addition to this organizational structure, based on line management responsibilty, the group has a number of **Project Management Departments**, responsible for coordinating the operations involved in development, manufacturing and marketing, and in the life-cycle of vehicles and components, with reference to Quality, Cost and Delivery Time goals. This matrix-based organization makes it possible to coordinate, at operational level, the activities of the group's functional departments in the field of projects, and helps improve the monitoring of those departments.

The group also has introduced a system of **staff reporting lines**, enabling support departments to conduct their activities on a cross-functional basis by defining specific policies (technical, manufacturing, quality) and operating rules (personnel, management control, finance, etc.) and by monitoring the implementation of those policies and rules.

A clearly defined sphere of responsibility and delegation

Alongside these operating principles, a **system of delegation of responsibilities** helps the group to keep control over the deployment of its policies, right down to individual operations. For example, as part of the job description system, the decision-making process within the Renault Group is based on a system of delegated responsibilities, starting with the powers of the Chairman and CEO, in an effort to meet a dual objective:

- improve the accountability of line personnel in the field
- ensure that commitments are managed at the proper level

The system precisely specifies the levels at which line personnel are entitled to make decisions; and it thus forms a reference framework. The application of this framework can easily be checked by Management Controllers at the decision-making phase and by the Internal Audit department during after-the-fact controls.

■ The internal control system

Management Control

Renault's management model makes a significant contribution, via its organization and procedures, to helping the group control its operations and ensuring that sufficient resources are allocated to each objective.

The model combines:

- assignment of responsibilities for objectives and budgets (with the corresponding operating reports) to clearly identified sectors
- coordination of measures designed to ensure the consistency between:
  - sector objectives and the company's long-term objectives
  - short-term objectives and long-term objectives
  - approaches to projects, functional skills and regions
- an accounting system for measuring funds flows and for consolidating results

The **Management Control** function acts as a transmission channel for the management model. The mission of this function is to coordinate and measure economic performance at different levels of organization (Group, business areas, grassroots). Its role mainly consists in:

- setting the company's economic targets
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion
- producing and supervising a set of **management procedures** tailored to the special requirements of each operational sector

The Management Control function is responsible for coordinating the process of preparing **budgets** and for making **reforecasts** and **operating reports** during the year. This involves the following principles and tools:

- Passing on reliable, practical information about the commercial performance, activity and costs of each major function (sales and marketing, manufacturing, support, etc.). This information is prepared on a decentralized basis by each line unit, under the supervision of its management, using the analytical description most suitable for management purposes.
- Presenting individual accounts and consolidated results in a unified manner, relying on an integrated system installed in the different entities to handle management reporting and consolidation of financial statements under group standards, and using the same information.
- Organizing monthly operating reports from all units, within a short timeframe, that systematically compare real data with the data in the monthly budget and the latest reforecast.

Internal Audit

Renault has an **Internal Audit** function that assesses the effectiveness of internal controls and helps employees to carry out their duties. The function's jurisdiction covers the entire group, and its remit can extend to our external partners, either pursuant to audit agreements or in circumstances where its involvement is necessary.

Its remit is operational and thus reinforces the supervisory role of the management control function.

Each time it intervenes, the Internal Audit function submits a summary report to the Chairman and C.E.O. and to the relevant member of the Group Executive Committee, outlining the level of control it has observed and setting out its main recommendations and a list of commitments made by the entities in their action plan. The Internal Audit function reports annually to the Group Executive Committee on its activities.

The members of Renault's Accounts and Audit Committee can ask the Corporate Audit Department to carry out special inspections; they can also ask to receive any reports prepared by that department.

They receive a copy of the annual report of the Audit function; and the Vice President of Corporate Audit briefs committee meetings on his actions and on the provisional workload approved by the Group Executive Committee.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee – after first informing the Chairman of the Board of Directors – of any unusual facts that have come to his attention.

■ A corporate culture and operating practices that stress internal control

To ensure compliance with its procedures, the Renault group relies on a code of good conduct, a risk management department, a set of procedural manuals, and an internal audit function. The principle of the code of good conduct has been applied in several group departments, in the form of proprietary codes tailored to the specific characteristics of each function, e.g. purchasing charter, auditors' charter, internal control and audit charter, Alliance charter.

The procedures currently in force are based on the separation of powers. They establish validation channels in an effort to ensure that decisions are made at the appropriate level, with the proper degree of information and cooperation, and that the implementation of those decisions can be duly controlled. This is the case in particular with two procedures used for expenditure commitments and investments, namely the Internal Regulations Memo (NRI) and the Investment Project Contact (CPI).

Furthermore, the appointment of officers empowered to make commitments on behalf of the group or to control its activities is contingent on a decision by the human resources committee, so as to make sure that the candidates have the requisite skills and experience for the job. The group pays particular attention to skills management and to the implementation of procedures for improving forward career-planning in respect of sensitive positions (annual appraisals, career committees, monitoring of high-fliers, etc.)

Management of principal risks

The annual report describes the group's main risks and the way they are managed and controlled, based on the organizational principles described above.

In view of the composition of Renault's strategy, the following factors require particular attention:

- risks linked to geographical location, in connection with the strategy of international expansion
- product quality risk (the group's commitment to its customers hinges on quality)
- all supplier-related contingencies

Organization of procedures for preparing financial and accounting information

The preparation of Renault's consolidated financial statements involves a series of processes organized around the operational systems that handle the main business processes (purchasing, billing, payroll, warranties, production management, etc.). These processes are controlled at various levels, in compliance with the group's authorization and delegation procedures.

Three major principles guide the preparation of the accounts:

- All transactions are processed.
- All transactions must comply with the accounting principles applicable to the group. Common standards for presentation and valuation are set out in a manual, which is supplied to each entity and which makes it possible to communicate financial information in a uniform manner.
- Assets are periodically renewed (inventories, fixed assets, receivables, cash at hand, etc.)

Renault has adopted an off-the-peg Enterprise Resource Planning (ERP) application to replace its auxiliary accounting systems, and is gradually installing it in all its consolidated entities. This highly structured software allows the group to apply its own internal-control approach and to ensure the reliability and consistency of the information processed. In particular, precisely defined user profiles make it possible to comply with task-separation rules.

Other modules from the same application were implemented simultaneously to process operational functions (purchasing, billing, inventories, payroll, etc.) in an effort to achieve the level of integration that is vital to ever more effective controls.

To guarantee data consistency and short lead-times for centralizing and consolidating information, three main options have been implemented: a single operational chart of accounts, account-keeping to group standards, and, in parallel, an automated function that simultaneously generates financial statements under local accounting rules.

Centralized and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, explain disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the Management Control function, to deal with the root causes.

Assets, liabilities and off-balance sheet items are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the group. The group circulates detailed memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

The consolidated financial statements are prepared for publication using a single consolidation tool, organized around a set of consolidation entries that are common to all entities. The group publishes half-yearly information at June 30 and annual figures at December 31. Preparations for these interim statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Meetings are organized with the statutory auditors and attended by senior management.

The Renault-Nissan Alliance

By its very nature, the Renault-Nissan Alliance gives each group considerable latitude in managing and organizing its operations. Accordingly, Nissan and its senior management are fully responsible for maintaining the corporate governance and internal control systems that are required by the Tokyo stock exchange and also by the context of their markets and geographical location. Through a minority presence on the Nissan's Board of Directors, Renault ensures that the decisions made in connection with the Alliance are properly implemented, in the interests of all Nissan shareholders.

Furthermore, joint teams (cross-company teams and functional task teams) and subsidiaries (RNBV, RNPO and RNIS) contribute to the continual improvement in business processes, not just because of areas in which they have decision-making powers, but also because they encourage the exchange and implementation of best practices between the two groups.

This is evident in areas such as the adoption of medium and long-term plans, principles of financial policy and certain key areas in terms of internal control for a carmaker, such as purchasing policies and information systems, and also distribution in Europe.

February 24, 2004
Boulogne, France

The Chairman of the Board of Directors
Louis Schweitzer

Auditors' report on the report of the Chairman

Statutory auditors' report, prepared in accordance with the last paragraph of Article L.225-235 of the French Commercial Code, on the report prepared by the Chairman of the Board of Directors of Renault, with respect to the internal control procedures relating to the preparation and treatment of the financial and accounting information.

In our capacity as statutory auditors of Renault and in accordance with the requirements of the last paragraph of Article L.225-235 of the French Commercial Code, we present our report on the report prepared by the Chairman of your company in accordance with Article L.225-37 of the French Commercial Code for the year ended December 31, 2003.

Under responsibility of the Board of Directors, Management is responsible for defining and implementing appropriate and effective internal control procedures. It is the Chairman's responsibility to report, in his report, notably on the conditions of preparation and organizations of the Board's work and on the internal control procedures implemented in the company.

It is our responsibility to report to you our observations on the information and declarations included in the Chairman's report concerning the internal control procedures relating to the preparation and treatment of the financial and accounting information.

In accordance with the professional guidelines applicable in France, we have taken note of the internal control objectives and general organization, as well as the internal control procedures relating to the preparation and treatment of the financial and accounting information, as presented in the Chairman's report.

On the basis of the procedures we have performed, we have nothing to report with regard to the information and the declarations concerning the internal control procedures of the company relating to the preparation and treatment of the financial and accounting information, as included in the report of the Chairman of the Board, prepared in accordance with Article L.225-37 of the French Commercial Code.

Neuilly and Courbevoie, 10 March 2004,

French original signed by the Auditors

DELOITTE TOUCHE TOHMATSU

O. AZIÈRES A. RAIMI

ERNST & YOUNG AUDIT

J.F. BELORGEY D. MARY-DAUPHIN

Special report to the general meeting on stock options

Details of 2003 plan:

Options granted on	Number of beneficiaries	Total no. of options allotted	Options allotted to members of Renault Management Committee	Exercise price	Discounts granted	Term of plan	Period of unavailability	Options still to be exercised at 31/12/2003
8 September 2003	813	1,922 ,000	605,000	EUR 53.36	N/A	8 years	4 years	1,922,000

During financial year 2003:

- **Stock options allotted to corporate officers:**
  - Mr Schweitzer, 100,000 options.
- The corporate officers did not exercise any stock options.
- **The top ten beneficiaries in terms of the number of options allotted** under the 8 September 2003 Plan (other than corporate officers) received a total of 270,000 options, as follows:

- Pierre-Alain de Smedt	35,000 options
- Michel DAVY de Virville	30,000 options
- Georges Douin	30,000 options
- Patrick Faure	30,000 options
- Patrick Blain	25,000 options
- Marie-Christine Caubet	25,000 options
- Philippe Gamba	25,000 options
- Michel Gornet	25,000 options
- Patrick Le Quement	25,000 options
- François Hinfray	20,000 options

- **The top ten option holders to exercise the most options** in 2003 (other than corporate officers) exercised a total of 155,187 options at an average price of EUR 31.01 (i.e., 24,000 options exercised at EUR 24.89 and 131,187 at EUR 32.13) :

- Patrick Faure	53,000 options at EUR 32.13
- Michel Gornet	20,000 options at EUR 32.13
- Shémaya Lévy	20,000 options at EUR 32.13
- Francis Stahl	13,200 options at EUR 32.13
- Rémi Deconinck	10,000 options at EUR 32.13
- Shémaya Lévy	8,000 options at EUR 24.89
- Michel Davy de Virville	8,000 options at EUR 24.89
- Philippe Gras	8,000 options at EUR 24.89
- Patrick Blain	7,987 options at EUR 32.13
- Michel Guigou	7,000 options at EUR 32.13

The Board of Directors

Report of the board of directors to the combined ordinary and extraordinary general meeting of shareholders Of 30 april 2004 in its capacity as an extraordinary general meeting

Ladies and Gentlemen,

We have called you to an extraordinary general meeting to submit to you two resolutions directly involving the capital and two resolutions that would amend your company's articles of association if you approve them.

Maintaining of conditions for setting issue price

The Combined Ordinary and Extraordinary Meeting delegated to the Board in its twenty-second resolution the necessary powers to issue shares in the company on capital markets and any transferable securities whatsoever giving access to the company's shares now or in the future even if such transferable securities are issued under Article L 228-93 of the French Code of commerce. The Board may issue such shares and securities in one or more tranches in the amounts and at the times it deems appropriate, in France or elsewhere.

In addition, the aforementioned General Meeting resolved that:

- the aggregate nominal value of all immediate or subsequent capital increases must not exceed three hundred million euros, not including the nominal value of any additional shares that may be issued in order to respect the rights of holders of securities entitling their holders to shares, as is required by law.
- the maximum nominal value of any debt instruments that may be issued pursuant to the above authorisations shall not exceed three billion euros, or the equivalent thereof if the issue is denominated in a foreign currency or a unit of account fixed by reference to several currencies.
- the authorisation was granted for a period of 26 months as of the aforementioned general meeting.

The Board did not use the authorisation granted to it by the Combined Ordinary and Extraordinary General Meeting of 29 April 2003. As a result, pursuant to Article L 225-137-II of the French Code of commerce, the seventeenth resolution asks you to maintain:

- the conditions for the setting the issue price of the aforementioned transferable securities the issue of which was approved by the General Meeting of 29 April 2003 without preferential subscription rights and which is governed by paragraph 3 of the aforementioned Article L.225-137.
- the authorisation granted to the Board of Directors by the twenty-second resolution of the General Meeting of 29 April 2003.

Authorisation to reduce the capital by cancelling shares

In the **sixteenth resolution**, you are asked to authorise the Board for a period of 18 months to cancel the company's shares acquired through the buyback program (the fourteenth resolution specified the terms of the buyback programme) and thereby reduce the capital.

The cancelling of a share reduces the capital, amending the articles of association. The capital reduction can only be authorised by resolution of the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate this power to the Board. This authorization would void any previous authorization of the same kind for the unused amounts.

The effect of the eighteenth and nineteenth resolutions is to amend your Company's articles of association.

Amendment of articles of association

Your company is very involved in implementing corporate governance recommendations. As a result, you company is striving to increase the number of independent directors as the renewal of directors' terms arises. We propose that the general meeting in its capacity as an ordinary general meeting approve Mr Charles de Croisset as director. Consequently, we propose that Renault's articles of association are amended to increase the number of directors appointed by the general meeting from 13 to 14 (eighteenth resolution).

Not counting the directors elected by the personnel and the director elected by the employee shareholders (who are not taken into account when calculating the legal limit), with a 14-member Board, your company would have an average-sized Board compared to the Boards of other French companies.

In addition, we submit to your approval a resolution that would bring the articles of association into compliance with the Act on Financial Security of 1 August 2003. As a result, we propose the amendment of Article 9 of the articles of association concerning the exceeding of limits, because the exceeding of voting rights is now taken into account (nineteenth resolution).

We ask you to approve all the resolutions submitted to you after the special report of the Auditors has been read out.

The Board of Directors.

Notice on the share buyback programme proposed to the Combined Ordinary and Extraordinary General Meeting of Shareholders of 30 April 2004 (called for 16 April 2004 on first notice)

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

Pursuant to Article L 621-8 of the French Monetary and Finance Code, the *Autorité des Marchés Financiers* or *AMF*[1] approved this Notice under No. 04-229 on 31 March 2004, in accordance with the terms of COB Regulation No. 98-02 as amended. This Notice, drawn up by the issuer, shall bind its signatories. The visa shall not entail approval of the share buyback programme or authentication of the accounting and financial information provided.

Pursuant to COB Regulation No. 98-02, this Notice aims to describe the goals and terms and conditions of the share buyback programme subject to authorisation by the Combined Ordinary and Extraordinary General Meeting of the shareholders of 30 April 2004 as well as the estimated impact of said programme on the shareholders' situation.

Summary of the main features of the operation:

COB approval No. 04-229 of 31 March 2004
Issuer: Renault SA, Company listed on the Paris Euronext First Market, ISIN Code FR0000131906
Share buyback programme:

- Securities concerned: Renault shares
- Maximum percentage of capital that may be bought back: 10%
- Maximum purchase price per share: 85 euros
- Minimum sale price per share: 25 euros
- Goal per order of priority:
  - use all or part of the shares bought for transfer to the employees and corporate officers of the Company and the Group in accordance with the law,
  - adjust the price of the share,
  - use all or part of the shares bought to re-use them in the context of exchange transactions, by offerings or other means, as initiated by the Company,
  - manage its cash flow and its equity, in particular by holding, selling or in general transferring the shares.
  - cancel them subject to the adoption of the 16th resolution of the Combined Ordinary and Extraordinary General Meeting of the shareholders.
- Term of the programme: up to the next Annual General Meeting called to approve the accounts, or no later than 18 months after the date of the General Meeting of 30 April 2004, i.e. no later than 30 October 2005.

(1) French stock exchange regulatory authority, created as a result of the merger of the COB and the CMF

Report on the previous share buyback programme

In the scope of the previous share buyback programme authorised by the Combined Ordinary and Extraordinary General Meeting of 29 April 2003, Renault redeemed 1,761,693 of its own shares between August 2003 and October 2003, i.e. 0.62% of the capital, at a weighted average price of EUR 53.53, i.e. a total amount of EUR 93,983,451.61. The shares were bought back with the sole aim of covering the stock option plan. The *Commission des Opérations de Bourse* approved the Notice drawn up in respect of said programme under No. 03-229 on 7 April 2003.

Percentage of the capital held directly or indirectly[1]: 4%
Number of shares cancelled during the last 24 months: none
Number of shares held in the portfolio[1]: 11,469,691
Book value of portfolio[1]: EUR 534 million
Market value of portfolio[1]: EUR 644 million

(1) As at 29 February 2004

	Cumulative gross flows		Positions opened on day notice was filed					
	Purchase	Sales/	Buy positions			Sale positions		
		transfers	Calls purchased	Puts sold	Forward purchases	Calls sold	Puts purchased	Forward sales
Number of shares	1,761,693							
Average maximum maturity								
Average transaction price	53.35							
Average exercise price								
Amounts (EUR million)	93,983							

Renault does not use derivatives.

Goals of the share buyback programme and use of the shares purchased

Renault wishes to implement a share buyback programme. The goals of said programme, by decreasing order of priority, would be:

- to use all or part of the shares bought for transfer to the employees and corporate officers of the Company and its group, in accordance with the terms and conditions and methods provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved for employees)
- adjust the price of the share, by systematically trading against the market,
- buy and/or sell on the stock exchange in light of market conditions,
- use all or part of the shares bought to re-use them in the context of exchange transactions, by offerings or other means, as initiated by the Company,
- manage its cash flow and its equity, in particular by holding, selling and generally transferring the shares.
- cancel them subject to the adoption of the 16th resolution of the Combined Ordinary and Extraordinary General Meeting of the shareholders of 30 April 2004, in its capacity as an Extraordinary Meeting.

The Company has no plans at the moment to cancel the shares it purchases.

Legal framework

The implementation of this programme shall be proposed to the Combined Ordinary and Extraordinary General Meeting of the shareholders of 30 April 2004 in the following resolution:

"Fourteenth resolution (Authorisation for the Company to trade in its own shares on the stock market)

The General Meeting, having studied the report from the Board of Directors, hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations.

The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;
- ensure the management of its cash-flow and equity;
- use all or part of the shares acquired
  - either to transfer them to the employees and officers of the Company and of its group, under those conditions and according to those terms provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;
- cancel them, subject to adoption of the sixteenth resolution within the competence of the Extraordinary General Meeting as appearing on the agenda of this General Meeting.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares or by use of derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at 85 euros per share and the minimum sale price at 25 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may dedicate to the acquisition of its own shares may not exceed 2,421,965,435 euros.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to proceed with all stock market orders, conclude any and all agreements, draw up all documents including in particular information documents, proceed with all formalities and declarations with all bodies and, in general, do all that is necessary."

The right of the Board of Directors to cancel the shares acquired by the company shall be subject to the approval of the Combined Ordinary and Extraordinary General Meeting of shareholders of 30 April 2004 in the following resolution:

"Sixteenth resolution (Authorisation of the cancellation of the company 's shares acquired by the company itself)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the right to sub-delegate, as follows:

- to cancel, on one or more occasions, those shares acquired through the implementation of the authorisation granted in the fourteenth resolution presented to this General Meeting or any resolution which may be substituted for the same, per period of twenty-four months up to a limit of 10% of the total number of shares making up the registered capital at the date of the operation, and to reduce the registered capital correlatively while deducting the difference between the value for acquisition of the shares and their par value from any accounts representing reserves or share issue premiums.
- to amend the Articles of Association as a consequence and fulfil any necessary formalities.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months."

Terms and conditions

Maximum amount of capital that may be bought and the maximum amount payable by Renault

No more than 10 % of Renault's share capital, i.e. 28,493,711 shares on the date hereof, may be bought, which represents a maximum theoretical investment of EUR 2,421,965,435.

As a consequence and considering the 11,469,691 shares representing 4% of the capital that it already holds on 29 February 2004, the Company may buy only 6%, i.e. 17,024,020 shares under this programme to buyback its own shares, apart from the capital increase authorised by the Combined Ordinary and Extraordinary General Meeting.

In the event all the shares are bought at the maximum price authorised by the Meeting, i.e. EUR 85, Renault's buyback operation may not exceed the maximum amount of EUR 1,447,041,700.

The Company undertakes to permanently remain within the limit of direct or indirect ownership of 10% of the capital.

Terms and conditions of buyback

The shares may be purchased by all means, including on over-the-counter sales and by block of shares or by the use of derivatives. Renault shall ensure that use of derivatives does not increase the volatility of its share.

Term and timetable of the buyback programme

Subject to its approval by the Combined Ordinary and Extraordinary General Meeting of the shareholders of 30 April 2004, this programme has been authorised for a term which shall expire at the next Annual General Meeting called to approve the accounts but which however may not exceed a period of eighteen months at most, i.e. 30 October 2005.

Financing of the buyback programme

The buyback programme shall be financed with the Company's own funds or by any other form of financing.

Based on the assumptions described in §5, the annual cost of financing the purchase of its own shares would amount to EUR 27 million, net of tax.

Pursuant to the law, the amount of the programme may not exceed the amount of available reserves until the financial statements for the current financial year have been drawn up. For information, based on the accounts published and audited at 31 December 2003, the amount of Renault S.A.'s free reserves amount to EUR 10 billion, i.e. an amount that is very significantly higher than the maximum theoretical amount of the share buyback programme as described in §4.1.

For information, based on the consolidated accounts for the period ending 31 December 2003, for the Automobile division net cash was EUR 3,215 million, equity amounted to EUR 13,643 million and financial indebtedness stood at EUR 7,633 million.

Information used to assess the impact of the buyback programme on Renault's financial position

Based on the priority goals of the share buyback programme (use all or part of the shares bought for transfer to employees and corporate officers of the Company or to adjust the price of the share by buying and selling on the stock exchange), said programme should not have a major impact on Renault's financial position or on its net earnings per share, apart from any profit or loss made upon the resale of the shares on the market.

For information, in the event of the buyback of its own shares exclusively earmarked for goals other than allocation to employees or to adjust the price, and on the basis of the following assumptions, the calculation of the maximum impact of the programme on the Renault Group's financial position at 31 December 2003 would be as follows:

- average purchase price of EUR 55.24 per share (corresponding to the average of the last closing prices observed from 2 January 2004 to 23 March 2004),
- interest rate, net of tax, charged to finance the purchase of 2.91% (i.e. 4.50% net of tax)
- purchase of 17,024,20 shares, i.e. 5.97% of the capital, as Renault already held 4.03% of its own shares at 29 February 2004.

	Consolidated accounts at 31 December 2003	Purchase of 17,024 thousand shares	Pro forma after purchase of 17,024 thousand shares	Impact of the purchase expressed as a percentage
Group's share of equity capital (in millions of euros)	13,591	(968)	12,623	-7.12%
Net financial indebtedness (in millions of euros)	1,748	968	2,716	+55.38%
Group's share of net profit/loss (in millions of euros)	2,480	(27)	2,453	-1.09%
Weighted number of shares in circulation (in thousands)[1]	265,960	(17,024)	248,936	-
Net earnings per share (in euros)	9.32	-	9.85	+5.7%

(1) In accordance with French accounting regulations, the shares held by Renault in connection with its stock option plan for executives and corporate officers are considered to be in circulation.

Tax treatment of buybacks

For the transferee:

As the Company does not intend in principle to cancel the shares it buys back, the subsequent transfer thereof would have an impact on its taxable income insofar as said shares are sold at a price that differs from their buyback price.

For the transferor:

As buybacks are made in accordance with Article L.225-209 of the Code of commerce, capital gains made at this time by companies shall be subject to the regulations applicable to capital gains on businesses provided for under Article 39 *duodecies* of the French Tax Code *(Code Général des Impôts)* and capital gains made by individuals with a private share portfolio to the regulations applicable to the transfer of investment securities or company shares *(droits sociaux)* provided for under Article 150-0 A of the Tax Code.

Non-resident shareholders whose share ownership is not actually attached to a permanent business establishment or a permanent base in France and who have not at any time held, directly or indirectly, alone or with related individuals or legal entities more than 25% of the corporate profits of the Company at a particular time over the five years prior to the Company's buyback of its own shares shall not be taxed in France on capital gains made on the buyback of their shares under this programme.

Investors are reminded that this information is only a summary of the applicable tax regulations and that they must review their own personal situation with their usual tax consultants.

Intention of the legal entity that controls the issuer alone or with others

Shareholders that control the Company alone or with others have not on the date hereof expressed any intention to resell shares upon implementation of this share programme.

Allocation of the capital

On 29 February 2004, Renault's share capital was comprised of 284,937,118 shares with a par value of EUR 3.81 each.

	Number of shares	% of the capital	% of voting rights
French State	44,588,484	15.65	19.33
Nissan Finance Co. Ltd.	42,740,568	15.00	-
Public (including employees of the Group)	186,138,375	65.32	80.67
Shares held by Company	11,469,691	4.03	-
TOTAL	284,937,118	100.00	100.00

No other securities grant access to the capital.

To the Company's knowledge, no other private investor owns 5% or more of the share capital and to its knowledge there is no shareholders' agreement. The agreement between the Group of Shareholding Partners since 21 November 1994 (the "Agreement") expired in 2002, after notice of termination of the Agreement and sale of their securities by the last members.

Moreover, under the *Alliance Master Agreement* that Renault and Nissan Motor Co. Ltd. entered into on 20 December 2001, measures were taken to reinforce their capital links. Said measures, described in the Notice approved by the COB under No. 02-275 on 26 March 2002, specified that up to 31 December 2004, neither Renault nor the Nissan Group could respectively transfer the other party's redeemable shares without the prior agreement of the Boards of Directors of Renault and of Nissan Motor Co. Ltd.

Recent events

The Renault reference document on the financial year ended 31 December 2003 was filed with the *Autorité des Marchés Financiers* on 11 March 2004 (No. D.04-0243) and it may be consulted on the Renault web site http://www.renault.com, Financial information tab, AMF prospectuses link.

Officer with responsibility for the notice

To our knowledge, the information in this Notice reflects the facts: it includes all information that investors need to make an assessment of the Renault share buyback programme. It does not omit any information that may change the scope thereof.

Chairman and Chief Executive Officer
Louis Schweitzer

Financial information for the year

Consolidated financial statements

Key data and financial results for 2003

Renault grew revenues by 3.8%[1] in 2003 amid sluggish conditions in Europe, marked by euro strength – particularly against sterling – and a shrinking automobile market. The two main growth drivers were the success of the group's range and its international expansion strategy.

As expected, operating margin rose in the second half, reaching €1,402 million, or 3.7% of revenues, by year's end.

Renault continued to strengthen its financial structure by increasing shareholders' equity and paying down debt.

Renault consolidates its position in Europe and boosts international sales

European and world auto markets

(million units)	1999	2000	2001	2002	2003
Passenger cars and LCVs					
Western Europe	16.9	16.7	16.7	16.2	16.0
World	53.6	56.1	55.9	56.3	57.4

A total of 57.4 million vehicles were sold on the world auto market in 2003, more than in 2002. In Western Europe, the market shrank. Registrations of **passenger cars** dropped by 1.4% to 14.2 million units, while the number of new **light commercial vehicles** (LCVs) registered fell 3.0% to 1.8 million.

(1) *On a consistent basis.*

Renault market shares

(%)	1999	2000	2001	2002	2003
Western Europe					
Passenger cars	11	10.6	10.6	10.7	10.6
LCVs	13.9	14.1	15.3	15.9	15.1
Passenger cars and LCVs	11.3	11	11.2	11.3	11.1
Central Europe					
Passenger cars and LCVs [1]	6.3	7	9.9	10.7	10.6
World					
Passenger cars and LCVs	4.2	4.1	4.2	4.2	4.1

(1) – excluding sales under the Dacia brand

In **Western Europe**, Renault held on to its number-one ranking for **passenger cars** for the second year running. It took 10.6% of the market, increasing its lead over its two nearest rivals. That gratifying result was achieved with the success of **Mégane** – Europe's top-selling car, with 4.2% of the market – and **Espace IV**, which in 2003 regained the top slot in the large minivan segment. Another advantage for Renault was the appeal of its extensive range of dCi diesel engines: more than 50% of cars sold in Europe are now equipped with a dCi powerplant.

The LCV market contracted by 3%, but Renault remained in first place, with a 15.1% share.

In **Central Europe**, Mégane's success enabled Renault to consolidate its position as the number-two brand, with a 10.6% market share and a 10.3% increase in sales to 114,000 units.

In **the rest of the world**, the Renault group, with its three brands (Renault, Dacia, and Renault Samsung) had a 4.1% share of the market in 2003 (down 0.1 percentage points on 2002). The Renault-Nissan Alliance is one of the top five automakers worldwide, with a 9.3% market share.

Group worldwide sales

(units)	1999	2000	2001	2002	2003
Western Europe	1,948,449	1,873,865	1,905,308	1,870,344	1,806,443
World ex Western Europe	339,782	481,706	507,415	534,633	582,515
Total world	2,288,231	2,355,571	2,412,723	2,404,977	2,388,958
LCVs	301,210	335,669	338,148	340,656	331,620
Passenger cars	1,987,021	2,019,902	2,074,575	2,064,321	2,057,338

Renault's sales **outside Western Europe** grew 9% to 0.6 million units in 2003. The mainstays of growth were buoyant demand in Central and Eastern Europe, a pick-up in the Turkish market, and an increase in sales at Dacia. This business segment now accounts for 24.4% of total sales (compared with 22.2% in 2002), thus confirming the group's steady international expansion, a key strategic goal.

Group worldwide sales, by brand

(units)	1999	2000	2001	2002	2003
Renault	2,288,231	2,292,456	2,287,505	2,230,103	2,208,900
Dacia	-	50,574	54,430	57,789	68,627
Renault Samsung	-	12,541	70,788	117,085	111,431
Total world	2,288,231	2,355,571	2,412,723	2,404,977	2,388,958

The group's sales to the **rest of the world** remained almost level (-0.7%). Sales of Renault-branded passenger cars fell 1% to 2.21 million units; Dacia saw a rise of 18.8% to 69,000 units; and Renault Samsung's sales contracted by 4.8% to 111,000.

Revenues up 3.8%

Revenues by division

(€ million)	2003 published	2002 restated*	Change 2003/2002 %
Automobile	35,535	34,274	+3.7 %
Sales Dinancing Division	1,990	1,893	+5.1 %
Total	37,525	36,167	+3.8 %

** on a consistent basis*

In 2003 Group revenues increased 3.8% on a consistent basis:

- **The Automobile Division** contributed €35,535 million, up 3.7% on a strong second-half rise despite a 2.1% negative currency impact. Revenue growth was boosted by an improvement in the mix and prices of new vehicles in Europe, owing largely to the success of new models: Mégane II hatchback, Scénic II and Espace IV. Other positive factors included a steady rise in diesel sales, a stronger commercial performance in the international market, and an increase in sales of components and assemblies, especially to Nissan.
- **The Sales Financing Division** had revenues of €1,990 million, a 5.1% rise that reflects the robust marketplace performance of RCI Banque.

Revenues *(€ million)*
Domestic/foreign split (%)


Foreign
Domestic
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
37,592
40,175
36,351
36,336
37,525
63.5
64.5
60.8
61.7
64.5
36.5
35.5
39.2
38.3
35.5
1999
2000
2001
2002
2003

In 2003 the group generated more than 64% of revenues outside France.

Operating margin improves sharply in the second half

Operating margin[1] *(€ million)*


2,205
2,022
1,483
1,402
473
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

(1) – This performance indicator measures the income generated directly by Renault's operations, excluding exceptional or extraordinary items.

Operating margin for the year was €1,402 million, or 3.7% of revenues, compared with 4.1% in 2002. It fluctuated as the year progressed but recovered sharply in the second half to reach 4.3% of revenues compared with 3.2% in the first.

- For the **Automobile Division**, the increase was attributable not only to revenue growth but also to further reductions in purchasing costs, a tight grip on general expenses, and improvements in industrial efficiency at Renault. The contribution from international operations remained stable as sales in Turkey recovered and losses from Mercosur flattened out. This result was achieved despite a smaller contribution from Renault Samsung, caused by dwindling markets and a declining won.
- The **Sales Financing Division** reported substantial gains, growing its contribution by €73 million to €367 million, or 18.4% of revenues, compared with €294 million, or 15.6%, in 2002.

Operating margin, by division *(€ million)*

	H1 2003 2003	H2 2003 2003	2003	2002
Automobile	399	636	1,035	1,189
% of revenues	*2.3 %*	*3.6 %*	*2.9 %*	*3.5 %*
Sales Financing	189	178	367	294
% of revenues	*19.2 %*	*17.7 %*	*18.4 %*	*15.6 %*
Total	**588**	**814**	**1,402**	**1,483**
% of revenues	*3.2 %*	*4.3 %*	*3.7 %*	*4.1 %*

New record for net income

Renault net income *(€ million)*


2,480
1,956
1,080
1,051
534
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

Summary income statements

(€ million)	2003	2002
Revenues	37,525	36,336
Operating margin	1,402	1,483
Other operating income and expenses	(168)	(266)
Operating income	1,234	1,217
Net interest income (expense)	(71)	(91)
Share in net income of:		
- Nissan Motor	1,705	1,335
- Volvo AB	175	71
Tax	(510)	(447)
Renault net income	**2,480**	**1,956**
Earnings per share (€)	9.32	7.53

Aside from operating margin, the other main items recorded in 2003 include:

- **other operating income and expenses** showed a net charge of €168 million. This includes expenses related to early retirement schemes and a €112 million gain on property disposals;
- a €1,705 million profit (€1,335 million in 2002) on Renault's holding in **Nissan Motor**, driven by an increase in that company's results;
- a €175 million profit (€71 million in 2002) from the **holding in AB Volvo**;
- a charge of €510 million for current and deferred tax, compared with €447 million in 2002.

Net income for the year was €2,480 million, giving earnings per share of €9.32. This compares with €1,956 million in 2002, or €7.53 per share.

Dividend per share *(€)*


1.5
1.0
0.5
0
0.76
0.91
0.92
1.15
1.40
1999
2000
2001
2002
2003

The General Meeting of Shareholders on April 30, 2004, will be asked to approve a dividend of €1.40 per share, a 21.7% increase relative to 2002. The dividend will be declared on May 17, 2004.

Robust operating conditions

Cash flow *(€ million)*


3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,314
3,412
1,688
3,578
3,560
1999
2000
2001
2002
2003

The **cash flow** generated by the group remained stable in 2003.

This is attributable first and foremost to robust operating conditions in **automotive activities.**

The Automobile Division had cash flow of €3,150 million, compared with €3,179 million in 2002. This includes the positive impact of dividends received from Nissan Motor (€267 million) and AB Volvo (€77 million).

Automobile Division – Investments in property, plant and equipment, and intangibles (net of disposals) *(€ million)*


3,000
2,500
2,000
1,500
1,000
500
0
2,967
2,533
2002*
2003*

** Includes capitalized development expenses.*

Cash from operations comfortably financed investments **in property, plant and equipment, and intangibles (net of disposals)**, which amounted to €2,533 million in 2003, compared with €2,967 million in 2002. With a more selective investment policy in force at the Automobile Division and favorable conditions in the investment cycle, as well as exceptional disposals of property assets, this item was reduced to 5.5% of revenues compared with 6.8% in 2002 (not including the impact of capitalized development costs).

Financial structure further strengthened

Net financial indebtedness of the Automobile Division *(€ million)*


5,000
4,000
3,000
2,000
1,000
0
2,700
4,793
3,927
2,495
1,748
1999
2000
2001
2002
2003

The net financial indebtedness of the Automobile Division declined by €747 million during the year, reaching €1,748 million at December 31, 2003. This resulted partly from robust operating conditions, with stable cash flow and a further increase in the working capital surplus, and partly from the reduction in capital expenditure.

Return on equity *(%)*


25%
20%
15%
10%
5%
0
7
12,6
11,7
19,8
22,3
1999
2000
2001
2002
2003

Renault comfortably reached its 2003 goal of achieving **return on equity of 11% or more.** The ratio of net income to shareholders' equity was 22.3%.

Group shareholders' equity *(€ million)*


15,000
12,000
9,000
6,000
3,000
0
8,185
9,652
10,051
11,828
13,591
1999
2000
2001
2002
2003

Shareholders' equity increased by €1,763 million to reach €13,591 million at year's end.

At December 31, 2003, net automotive debt was just 12.9% of group equity compared with 21.1% one year earlier.

Employment policy tailored to the Group's strategic ambitions

Workforce


160,000
120,000
80,000
40,000
0
159,608
166,114
140,417
132,351
130,740
1999
2000
2001
2002
2003

The group's total worldwide workforce at December 31, 2003 was 130,740. In the course of the year, Renault recruited more than 5,000 people, including 1,965 for Renault s.a.s. Special emphasis was placed on manufacturing positions, which accounted for nearly 50% of new hires. This is part of an overall drive to renew the group's skill set. More than 21,000 have been taken on since 2000 in order to support the group's growth and lower the age of the workforce, especially in France and Spain.

Renault plans to pursue those efforts in 2004, with a target of more than 6,500 new employees, notably in manufacturing.

Financial outlook

(Text approved by the Board of Directors meeting on February 9, 2004).

Renault expects the automobile market in 2004 to edge upwards in Europe and increase slightly in the main countries in which the group operates outside Europe.

Amid sluggish markets, Renault will benefit from a Mégane family at full strength, as well as from heightened competitiveness, primarily as a result of cooperative ventures within the Alliance. In addition, Renault will pursue its international development and will be looking to grow volumes outside Western Europe.

Assuming no significant changes in major exchange rates, the group is aiming for operating margin of around 4.5% of revenues for 2004. Renault also expects a further increase in net earnings.

Share price performance and capital ownership

Renault is listed on Euronext Paris (under ISIN code FR0000131906) and is a component of France's main stock market indices: CAC 40, SBF 120, SBF 250, Euronext 100 and Euronext 150.

In 2003 the stock performed well, for the second year running. It ended the year on a gain of more than 22%, at €54.70, while the CAC 40 index of leading stocks put on 16%.

Share capital

At December 31, 2003, Renault's capital comprised 284,937,118 shares with a par value of €3.81 per share, and the number of voting rights was 230,674,504. All shares are fully subscribed and paid up.

The French State further reduced its holding in second-half 2003, altering the composition and ownership of the share capital:

- The French government announced on July 28, 2003 that it had sold nearly 9% of its holding in Renault through an accelerated placement with a broad range of French and foreign institutions. After the deal, the government held more than 16% of Renault's share capital.
- Furthermore, under French privatization law, 10% of the total number of shares sold by the State was offered in December 2003 on preferential terms to Renault's workforce. A total of 43,300 current and former employees and retirees subscribed for the offering.

As a result of these two offerings, 15.7% of Renault's share capital is now held by the French State and 4.1% by employees and retirees.

A total of 61.2% of the shares are in public hands, of which some 36%[1] by foreign institutions, 19% by French institutions and 6% by individual shareholders.

Capital ownership of Renault at Dec. 31, 2003


15.0
61.2
4.1
French Government 15.7 %
Nissan 15 %
Employees 4.1 %
Treasury stock 4 %
Public 61.2 %

Share price performance from 01/01/1997 to 31/12/2003 *(in euros)*

CAC 40 indexed on Renault share price on January 1, 1997 (€17).


Renault
Cac 40
70
60
50
40
30
20
10
0
31/12/96
31/12/97
31/12/98
31/12/99
31/12/00
31/12/01
31/12/02
31/12/03

Trend in Renault share price in 2003

Having ended 2002 at €44.78, Renault shares fell to a low of €29.51 on March 12, 2003, following other auto stocks downwards. The sector was undermined by economic and geopolitical uncertainties, and also by a lackluster sales performance at the start of the year. The stock subsequently recovered on the back of a change in Renault's commercial performance and good results from Nissan. With the announcement of Renault's half-year results on July 24, the shares headed upwards, hitting a high of €60.30 during trading on September 17. They remained on that uptrend for the rest of the year, bolstered by the success of the Mégane II range, the increase in Nissan's sales and results, and the brighter economic outlook in the U.S and Europe.

Renault shares ended the year at €54.70, a year-on-year gain of 22%, compared with increases of 16% for the CAC40 and 23% for the European auto industry index, DJ Euro Stoxx Auto.

At December 31, 2003, Renault was the seventeenth-highest capitalized company in the CAC 40 index, with a market value of €15.6 billion.

Share price – Key data for 2003

(€)(1)	2001	2002	2003
Shares outstanding at 12/31	242,196,550	284,937,118	**284,937,118**
Financial data			
EPS	4.38	7.53	**9.32**
Net assets per share	41.88	45.57	**51.10**
Net dividend per share	0.92	1.15	**1.40(2)**
Stock market data			
Closing price at 12/31	39.61	44.78	**54.70**
Market capitalization at 12/31	9.6 bn	12.8 bn	**15.6 bn**
High	64.00	57.45	**60.30**
Low	26.01	34.60	**29.51**

(1) Except market capitalization, in € billion.
(2) In accordance with proposal of Board of Directors; subject to vote of Annual General Meeting of April 30, 2004.

2004 investors' calendar

Tuesday February 10: 2003 annual results

Wednesday April 27: Revenues for Q1 2004

Friday April 30: Annual Meeting of Shareholders

Monday May 17: dividend payment date (*)

Wednesday July 28: Half-year results for 2004

Wednesday October 27: publication of revenues for Q 3 2004

(*) In accordance with the proposal of the Board of Directors subject to the vote of the Annual General Meeting of April 30, 2004

Non-consolidated Financial Statements

Five year financial summary

(€ euros)	1999	2000	2001	2001 pro forma[1]	2002	2003
Year-end financial positions						
Share capital	914	914	923	923	1,086	**1,086**
Number of shares and investment certificates outstanding	239,798,567	239,798,567	242,196,550	242,196,550	284,937,118	**284,937,118**
Overall income from operations						
Revenues net of taxes	29,537	30,870	32,443			
Income before taxes amortization, depreciation and provisions[1]	1,946	2,177	1,425	84	3,005	**446**
Income tax	(245)	117	107	107	53	**0**
Income (loss) after taxes amortization, depreciation and provisions	676	1,454	554	170	3,111	**771**
Dividends paid	183	213	250		316	
Earnings per share in euros						
Earnings before tax, amortization, depreciation and provisions[2]	8.12	9.08	5.88	0.35	10.55	**1.57**
Earnings after tax, amortization depreciation and provisions	2.82	6.06	2.29	0.70	10.92	**2.71**
Net dividend per share	0.76	0.91	0.92		1.15	**1.40**[4]
Personnel						
Number of employees[3]	44,584	45,942	47,515			
Payroll	1,484	1,635	1,677			
Benefit paid (social security, benefits plans, etc.)	653	705	631			

(1) The strengthening of the Alliance between Renault and Nissan, and the concomitant decision to delegate strategic management to Renault-Nissan B.V., made it necessary to reorganize Renault and create a société par actions simplifiée (simplified joint-stock company – s.a.s.). The new entity, Renault s.a.s., is wholly owned by Renault SA and encompasses its principal operating assets, contributed to the new entity under an agreement signed on February 22, 2002. The agreement came into force on April 1, 2002, with retroactive effect at January 1, 2002, for accounting and tax purposes. Accordingly, a pro forma 2001 column has been added to the table in order to permit direct comparison between 2001 and 2002.

(2) Provisions consist of allowances for the year, minus writebacks of cancelled and utilized provisions.

(3) Headcount as at December 31.

(4) Further to the resolution submitted to the Annual General Meeting on April 30, 2004.

Shareholder Information

Legal Department

Tel.: 01 41 04 67 30
Fax: 01 41 04 50 33

Investor Relations Department

Voice server
Toll-free number: 0 800 650 650 (France only)
or (33) 1 41 04 59 99 (France and abroad)

Fax: (33) 1 41 04 51 49

e-mail: communication.actionnaires@renault.com

EXHIBIT E.4

RENAULT

Mixed General Meeting of Shareholders, April 30, 2004

Summary of presentations by Louis Schweitzer (Chairman and CEO, Renault) and Thierry Moulonguet (Chief Financial Officer, Renault)

Satisfactory results in 2003

► Renault's worldwide sales remained virtually stable in 2003 at 2.4 million vehicles.

- The group withstood gloomy market conditions in Western Europe, notably in France. It strengthened its position as the leading passenger car brand, largely as a result of Mégane II, voted Car of the Year 2003, and Espace IV, which sets the standard for high-end MPVs. Renault is the leading maker of passenger cars and light commercial vehicles (LCVs), with a 11.1% market share.
- Outside Western Europe, Renault's strategy of international expansion delivered gratifying results: sales grew by 9%, accounting for one-fourth of total sales under the group's three brands: Renault, Dacia and Renault Samsung.

► The group reported revenues of €37.5 billion, up 3.8% on a consistent basis. Operating margin rebounded strongly in the second half to 4.3% of revenues, compared with 3.2% in the first half, putting Renault on the right track for 2004. The two strategic shareholdings in Nissan and Volvo contributed a hefty €1,880 billion to net income, setting a new record of €2,480 billion, or €9.32 per share. Renault continued to pay down the debt of its Automotive Division, which now amounts to €1.7 billion, less than 13% of the group's shareholders' equity.

Sustained growth in first-quarter 2004

► In first-quarter 2004 the European automobile market grew by 3.3% overall, despite contracting in some countries, such as France (-1.6%). Renault held up well, thanks in particular to the success of the Mégane II range, and its share of the market for passenger cars remained almost stable at 10%, compared with 10.1% in first-quarter 2003. Outside Western Europe, sales grew by 21.4%. Overall, the Renault group increased its worldwide sales by 6.8%.

► Bearing these factors in mind, group revenues grew by 11.1% to nearly €10 billion. For the full year, Renault is confirming its 4.5% growth target for operating margin, and it expects a further improvement in net income (excluding exceptional items).

Renault pursues its profitable growth strategy, bolstered by the Alliance with Nissan

Renault and Nissan celebrated the fifth anniversary of their Alliance on March 27. The Alliance Board used the occasion to define and formalize its strategic outlook, dubbed "Vision – Destination".

► it recalled the principles of the Alliance: trust and mutual respect, a transparent organization that ensures clear decision-making in order to develop synergies through common platforms and components;

► it defined the objectives, namely to be recognized as one of the top three automakers:

> in the quality and value of its products and services in each region and market segment

> in key technologies

> in terms of operating margin via profitable growth

The momentum that the Alliance has given to both Renault and Nissan will make it possible to achieve these objectives.

This strategic vision of the Alliance was defined in accordance with Renault's strategy of profitable growth, which has five priorities:

- 1- *Build recognition for our brand identity*: Renault relies on solid fundamentals such as safety (we are the safest brand in the marketplace), engine efficiency, and a strong innovative range that sets us apart from the competition.

- 2- *Be the most competitive manufacturer on our markets in terms of quality, costs and delivery times*: these three inseparable components are key to greater competitiveness. The Alliance with Nissan has given Renault a major advantage, namely the ability to exchange best practices and to pool resources in order to generate economies of scale. We brought our second cost cutting plan to a successful end at end-December 2003, bringing the total savings realized between 1998 and 2003 to €6 billion.

- 3 -*Extend our international reach*: the aim of the international development drive is to find new sources of growth. To reach its target of selling 4 million vehicles in 2010, Renault is relying in particular on Nissan's facilities and on our two new brands, Dacia and Renault Samsung. The first car produced under Dacia's X90 program will reach the showrooms in Romania in fall 2004 and will later be shipped to many other countries, with a sales target of 700,000 vehicles by 2010. Renault Samsung, meanwhile, will manufacture Renault's next-generation four-wheel drive in 2007.

- 4- *Develop Renault's core values*: Renault's insistence on expanding in a socially responsible manner is reflected in a fundamental principle: respecting people and the environment. Ninety-five per cent of our employees say they are proud to work for us – a sure sign of success. Renault pursues a policy of sustainable development, taking all necessary steps to protect the environment. To avoid negative public attitudes, the automotive industry must take the environmental dimension into account.

- 5- *Translate success into financial performance*: This goal is the culmination of the other four, since sustainable development is impossible without profitability. There are three quantified financial targets: operating margin of 4% on average over a business cycle, return on equity of at least 11%, and zero automotive debt at cycle peak.

Renault forges lasting ties with its shareholders

► The French State reduced its stake in Renault in July 2003, 61.2% of the share capital, and nearly 73% of voting rights are now in public hands.

► Three principles underpin Renault's relationship with its shareholders:

- Strict enforcement of corporate governance rules. Governance-related activities are described in detail in Renault's 2003 annual report which, in accordance with the 2003 Financial Security Act, also contains reports from the Chairman of the Board of Directors on the preparation and organization of the Board's work and on internal control procedures. Renault is taking the necessary measures to gradually increase the proportion of independent directors – a concept defined by the Bouton Report on Corporate Governance and adopted in its entirety by Renault's Board. With the appointment of two new Board members, François Pinault and Charles de Croisset, eight independent directors will sit on Renault's board.

- A transparent and open communication policy centered on the work of the Shareholder Consultative Committee. In addition, an increasing number of get-togethers are being organized all over France for individual shareholders.

- Attractive dividends, based on a policy of regularly increasing the payout. The dividend paid on May 17, 2004 will be €1.40, plus a tax credit of €0.70 for individual investors. This represents an increase of more than 20% relative to 2002 and 52% over the past two years. Based on the share price at end December 2003, total dividend yield is 3.8%.

Conclusion

Thanks to a strong performance in adverse conditions, 2003 was a satisfactory year. Regarding 2004, there is still considerable uncertainty, not just about economic expansion but also about demand conditions in the automobile market. That said, Renault has many key strengths, including its product plan, the momentum generated by the Alliance with Nissan, and the potential for international growth. We are therefore confident that revenues and income will grow once again this year.

Louis Schweitzer
Chairman and Chief Executive Officer

Thierry Moulonguet
Executive Vice President – Chief Financial Officer

Mixed General Meeting



EXHIBIT E.5

April 30, 2004

RENAULT



2003 highlights

In a sluggish environment

- Success of new models
- Confirmed increase in operating margin in second half
- Sharp rise in net income
- Continued reinforcement of financial structure

Rise in revenues in 2003



€ billion

+ 3.8% *(o/w – 2.1% from exchange rate impact)*



36.2
37,5
1.9
2,0
+ 5.1 %
+ 3.7 %
34.3
35.5
2002*
2003
Sales Financing Division
Automobile Division

* On a consistent basis



Recovery of operating margin in 2nd half of 2003



€ million
1,483
1,402
As a % of revenues
4.1%
3.7%
Automobile Division
Sales Financing Division
4.8 %
912
3.3 %
571
3.2 %
588
4.3 %
814
1st half
2nd half
1st half
2nd half
2002
2003



Major contribution from our strategic shareholdings


€ million
1,335
1,705
2002
2003
Nissan
71
175
2002
2003
AB Volvo

A record net income



€million
+ 26.8 %
534
1,080
1,051
1,956
2,480
1999
2000
2001
2002
2003
Earnings per share (€)
2.23
4.50
4.38
7.53
9,32

A return on equity much higher than projected

Net income / Shareholders' equity
(before appropriation of net income for the year)

As a %



7.0
12.6
11.7
19.8
22.3
11%
1999
2000
2001
2002
2003

A strong financial structure



Indebtedness of the Automobile Division
Shareholders' equity
€ million
As a % of shareholders' equity
2,495
11,828
21.1%
1,748
13,591
12.9%
On 31.12.02
On 31.12.03



Cash Tender Offer for Redeemable Shares

- Cash tender offer for all the outstanding shares at the price of €450 per share (cum coupon) or:
  - +19.1% compared to the closing price on March 11, 2004
  - +29.5 % compared to the six-month average*

60% of the 2 million shares were tendered

* Based on volume-weighted average up to March 10, 2004

A rise of sales in Western Europe in 1st quarter 2004

Registrations in units (Cars + LCVs)

Change Q1 2004/Q1 2003 (in %)



1er quarter 2003
1er quarter 2004
+ 3.3 %
- 1.6 %
+ 2.6 %
Western Europe
France
Market
Western Europe
Renault



Mégane family - Best-seller in Europe

Market share as % (Cars)


MEGANE
Rival models
5
4
3
MEGANE
4.7 %
2000
2001
2002
2003
3 months 2004

A strong rise in sales outside Western Europe

In Q1 2004 → *Group worldwide sales: + 6.8 %*



1st quarter 2003
1st quarter 2004
Thousands of units
+21.4 %
150
125
100
75
50
25
+362 %
+19.6 %
+44.5 %
-36.5 %
Total Group outside Western Europe
Turkey
Reste of the world
Renault : + 40.6 %
Dacia
Samsung



Revenues in 1st quarter 2004 reflecting the increase of volumes

€ billion



+ 11.1 %
8.96
0.47
8.49
+ 5.3 %
+ 11.4 %
9.95
0.49
9.46
Sales Financing Division
Automobile Division
Q1 2003*
Q1 2004

* On a consistent basis

Louis Schweitzer
Chairman and Chief Executive Officer



Mixed General Meeting

April 30, 2004

RENAULT

The markets in 2004



- Very slight growth in markets in Western Europe, close to 1%
- Growth outside Europe



Outlook for 2004

- The Group has set itself the objective of achieving an operating margin of around 4.5% of revenues

- And also expects a further increase in net income (excluding exceptional items)

Mégane II Family





Grand Scénic

Expansion of the range - Modus .







Principles of the Alliance: vision - destination

A unique group, united for performance, based on the following principles:

- Trust and mutual respect
- A transparent organization with clear decision-making processes



Develop synergies
Exchange best practices



The pillars of the Alliance

- Shareholders satisfied with attractive returns from both companies
- Best working conditions for men and women to develop their skills
- A shared ambition: sustainable development



The objectives of vision - destination

To rank among the top three automotive groups in the world:

- For the quality and value of its products and services, in each region and market segment,
- In key technologies,
- In terms of operating profit thanks to its strategy of profitable growth.



Renault's profitable growth strategy

Based on five goals:

- Build recognition for our brand identity
- Be the most competitive manufacturer on our markets in terms of quality, costs and delivery times
- Extend our international reach
- Develop Renault's core values
- Translate success into financial performance



Goal n°1 - Build recognition for our brand identity

- **Solid fundamentals**
  - safety
  - efficient engines
- **A strong and innovative range**
  - Value-added innovations
  - Daring design

1.9dCi 120 ch
300Nm BVM




MEGANE







Goal n°2 - Profitable growth strategy

Be the most competitive on our markets

- Quality
- Costs
- Delivery times

Cost-reduction plans - 1998-2000 / 2001-2003


€ billion - Cumulated
€ 1.4
€2.3
€3.1
1998
1999
Cum.
end 2000
€4.2
€5.2
€6
2001
2002
Cum.
end 2003

Reduction in purchasing costs - Renault-Nissan Alliance

In 2004, RNPO* handled 70% of Alliance purchases


1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Phase I
30 %
Phase II
43 %
or €21,5 billion
Phase III
70 % or €33 billion

* Renault Nissan Purchasing Organization (RNPO)

Application of best practices



Renault Valladolid plant (Spain) -

Nissan Sunderland plant (United Kingdom)





Shorter development times


Choice of design
Start of production
SAFRANE
57 months
43 months
LAGUNA I
55 months
42 months
MEGANE I
53 months
MEGANE II
28 months



Goal n°3 – Extend our international reach

2003 — 2.4 million vehicles

Objective 2010 — 4 million vehicles

Under the 3 Renault group brands:

RENAULT

DACIA

SAMSUNG RENAULT SAMSUNG MOTORS

Internationalization - Renault brand


Central and Eastern Europe
Asia
Mexico
Turkey
Mercosur



Internationalization – Dacia: L90 markets


1st wave of deployment
2nd wave of deployment
Other potential regions



Internationalization - Renault Samsung



SM5



SM3

- Successful models
- Development of new products
- Production of future Renault 4X4

120,000
vehicles in 2003

300,000
vehicles in 2010

Formula 1 – Promote recognition of the Renault brand worldwide

Objective for 2004:

rank among the top three constructors




FOSTER'S
AUST
GRAN
MELBOU
FOSTER'
FOST



Goal n°4 – Develop Renault's core values

Respect for people and the environment

- 95% of employees are proud to belong to the Renault group



- Provide training to employees to maximize their skill levels
- Make ongoing contribution to sustainable development



Kangoo : recycled and recyclable parts



Goal n°5 – Translate success into financial performance

Key indicators

- Operating margin representing 4% of revenues on average over a business cycle
- Return on equity of no less than 11%
- Zero indebtedness at the peak of the cycle



Renault is building a lasting relationship with its shareholders

Ownership of Renault equity

On December 31, 2003



Individual shareholders 6 %*
French government 15.7%
French institutional investors 19%*
Public : 61,2 %
Nissan 15.0%
Treasury stock 4,0%
Employees 4,1%
Foreign institutional investors 36%*

* Estimate

...sting relationship with shareholders based on 3 principles

- Strict application of the principles of corporate governance
- An open policy of information and communication
- An attractive dividend



Good corporate governance

Application of the Financial Security Act – Art. 117

The Chairman of the Board must draw up a report on:

- The conditions for preparing and organizing the Board's work;
- Internal control procedures.

Board of Directors - other resolutions

- Grant full and final release to Messrs. Bézard, Hanawa and Ms Seyvet;

- Change to articles of association with a view to increasing the number of directors appointed by the AGM* from 13 to 14

Objective: Gradually increase the number of independent directors

* Excluding employee representatives



Board of Directors - Operation

Since 1996, recommandations on corporate governance have been taken into account (Vienot and Bouton reports)

- Change to internal regulations, adoption of a director's charter
- Annual appraisal of the operation of the Board to identify scope for improvement



Specialized committees

- The Accounts and Audit Committee: *met 3 times in 2003*
  5 members, 3 of them independent; Chaired by Mr. Studer

- The Appointments and Remuneration Committee: *met 3 times in 2003; 3 members, 2 of them independent; Chaired by Mr. Riboud*

- The International Strategy Committee: *met twice in 2003*
  6 members, 2 of them independent; Chaired by Mr. Martre



Transparent and open communications policy

- Improvement in quality of information thanks to the Shareholders' Consultative Committee – Latest work:
  - Preparation of AGM
  - Upgrading of financial section of website www.renault.com
  - Creation of a shareholder guide

- Increased number of meetings with our shareholders:
  - Approximately 10 shareholder meetings a year in Paris and other regions
  - Shareholder club: 15 plant visits in 2004, discovery of automotive industry, products...

An attractive dividend

Net dividend per share in €


+52 %
1.40
1.15
+20 %
0.92
2001
2002
2003

Movements in Renault share price and CAC 40 and DJ Euro Stoxx Auto indices

(indexed on Renault share price on 31/12/96, €17)

Share price on 29/04/04: €63.05



70
60
50
40
30
20
10
+51.8%
+48.3%
+25.1%
+16.0%
-28.6%
+13.1%
+22.2%
+15.3%
Renault
CAC 40
+16.1%
+3.7%
DJ Euro Stoxx Auto
+4.4%
+22.9%
1997
1998
1999
2000
2001
2002
2003
4/2004

Louis Schweitzer
Chairman and Chief Executive Officer

Mixed General Meeting



April 30, 2004

RENAULT

EXHIBIT E6

RENAULT

Annual General Meeting, April 30, 2004

Questions & Answers

Several strategic issues were raised at the traditional question-and-answer session. This datasheet contains the analyses and comments of Messrs. Schweitzer, Douin, Faure, Hinfray, Moulonguet, De Smedt and de Virville.

Questions about Nissan and the Alliance

Question: *A recent advertising campaign in the media emphasized the close links between Renault and Nissan. Isn't there a contradiction here with the company's commitment to maintaining different brands and models and keeping the sales networks separate? How do Renault and Nissan's management intend to handle this in the near future?*
L. Schweitzer: True, we did run an ad in the mainstream press for the fifth anniversary of the Alliance, celebrating its uniqueness. But you will not be seeing any more joint Renault-Nissan advertisements, because the principle of preserving the identity of the two companies and the two brands is central to the Alliance and its efficiency.

Question: *Do you intend to raise your holding in Nissan above 44%?*
L. Schweitzer: No, we don't.

Question: *What percentage of Nissan components will Renault's future models contain?*
L. Schweitzer: I don't think we can talk of percentages, although there are exchanges of components. For example, Nissan supplies us with the V6 Petrol Vel Satis and Espace; in return, we provide Nissan with diesel engines. Our main aim now is in fact to develop common components that are neither Renault nor Nissan, such as engines, gearboxes, platforms and other components that do not express the identity of either brand and that offer a way to generate savings. I don't think it's apt to say there is such-and-such a percentage of Nissan in a Renault car, or vice versa.

Question: *When and under what conditions will Renault set up commercially in the USA and Canada?*
L. Schweitzer: I have said several times that we would definitely be back in North America after 2010. However, the conditions for our return have not been decided yet, and will not be decided until after 2005. I am convinced that the USA is the biggest and most profitable automotive market in the world. So it is only natural for Renault to be there. However, we have already made two attempts, both of which failed. We cannot afford to fail a third time. We need to wait until all the ingredients for success are in place and we can rely fully on Nissan.

Question: *Renault's capitalization is smaller than Nissan's. A competitor keen to take advantage of Nissan's newfound health and presence in Asia could launch a hostile bid for Renault. What can be done to avoid this?*
L. Schweitzer: Everything is possible. But given Renault's ownership structure and its rising share price, I think your scenario is highly unlikely. I do not think a hostile bid for Renault is something we have to fear. However, we must take everything into consideration, regardless of its probability. So we will be keeping a close watch on this issue.

Question: *Renault's target for operating margin is 4.5%, while Nissan's is above 11%. Why the difference? Do you think the gap will narrow over the next few years?*
L. Schweitzer: We have set a margin target of 4.5% for this year, compared with 10% to 11% for Nissan, which puts it among the leading Japanese carmakers in terms of operating margin. Our margin puts us in the lead among Europe's volume carmakers. This is one explanation: we are not on the same

products and markets as our Japanese competitors. But this doesn't necessarily mean that we can be satisfied with our current margin. We must make the effort to do even better. Renault will mainly achieve this through growth outside Western Europe, which is the least profitable market for a volume carmaker. That is one of the reasons behind our strategy of profitable growth and international expansion.

Questions about safety and products

Question: *Will the Modus diesel be equipped with an automatic gearbox at some point?*
P. A. De Smedt: Modus will be launched with a manual gearbox, but we will gradually introduce automatic transmission in the form of a "robotized" gearbox, on petrol engines to start with.

Question: *Will cruise control be extended to the whole Renault range and, if so, when?*
P. A. De Smedt: We have promoted this system. We initiated installation of cruise control across almost our whole range in 2004. This is part of our technical policy. We intend to extend cruise control, as a standard feature or an option, depending on the type of vehicle.

Question: *I am concerned about the increasing importance of onboard computers and electronics in cars. What is Renault doing to improve reliability?*
P. A. De Smedt: This is an important question that relates to the reliability of the systems and functions managed electronically on our vehicles. The use of electronic functions in cars is increasing exponentially as the number of electronically managed functions practically doubles every two years. This increase must, of course, be managed properly. In line with our strategy, we aim to be one of the top three companies for quality and reliability on each market and each segment. This is one of the core components our shared vision within the Alliance. To achieve this goal, we work systematically with the Renault Quality Plan (PQR), which covers all aspects of quality control. It comprises four main sections:

- quality control in the product development phase
- quality control during monitoring of mass produced vehicles;
- quality control in service, i.e. after-sales
- reliability and durability

We are working intensively, thoroughly and systematically on quality control and are achieving satisfying results. Our warranty costs are now heading down. The number of customer complaints per 1,000 vehicles – across all models - has fallen sharply.

Question: *What is Renault's strategy on electric and hybrid vehicles?*
G. Douin: We have made a major contribution to electric vehicle development over the past 15 years. However, electric cars have a fairly limited future. Our catalogue includes an electric Kangoo, which has the same problem of limited range as its competitors. To extend the range of our vehicle, we have added a heat engine. The success of electric cars is limited by their potential uses. In addition, in the medium term, the use of nickel-cadmium batteries – the only affordable kind – will be prohibited. So we are fairly downbeat on the future of electric cars.

Question: *Are hybrid cars a viable alternative to electric vehicles?*
G. Douin: Hybrid cars combine thermal and electric power. Originally promoted by Japanese carmakers, they are now popular in the USA, especially as traditional American cars are "gas guzzlers". Also, there are no diesel-engined cars in the USA. In Europe, we have excellent engines and Renault is a leader in diesel technology. We see the future primarily as diesel engines, which offer excellent fuel consumption levels in the city, on the open road and on the freeway. By contrast, hybrid vehicles have acceptable consumption at low speeds but consume more than a normal car on the freeway. We are nevertheless working on these issues, which are strategic, since our competitors are forcing us to. We have two types of hybrid in the pipeline: one for short trips with a small electric motor, and a more ambitious version with a large electric motor and a diesel thermal engine, which should make it the best kind of hybrid.

Question: *How is LPG developing at Renault?*
P. A. De Smedt: Renault is undoubtedly one of the carmakers that has invested the most in LPG and we have a very broad LPG range. Unfortunately, customers are not responding very positively, and sales of

LPG vehicles are extremely low. In contrast, natural gas seems to be more popular. We will be offering a natural gas version of the X90 for Iran, for example. Some of the vehicles sold in South America also come in natural gas versions, since demand is fairly strong there, particularly in Argentina.

Questions about trucks and Formula 1

Question: *What will happen with Renault's 20% stake in Volvo? Is it likely to be increased?*
P. Faure: The 20% stake in Volvo is a strategic holding that enables us to keep a foothold in an important sector, trucks. In financial terms, the holding has been highly satisfying. Two Renault directors - Mr. Schweitzer and myself - sit on Volvo's board. We have a very serious, conscientious attitude to our tasks there. In particular, we ensure that the interests of Renault Trucks and Mack Trucks, which used to be part of our Group, are taken into account.

Question: *To beat Ferrari, and others, should Renault invest more?*
P. Faure: In all honesty, even if we do not spend the most, I don't think we are at a disadvantage. We have the budget and teams we need to get results. The size of the budget is no excuse for underachieving. We must finish in one of the top three places this year and aim to be world champion next year.

Question about sales

Question: *What are the sales estimates for the Mégane and Mégane Renault Sport for 2004?*
F. Hinfray: The Mégane is our most popular model and we expect to sell between 875,000 and 900,000 this year. The final figure will depend on the market, of course, but also on our capacity to free up additional production capacity for several of our models. Indeed, some models have been more successful than we expected. Together with our suppliers, we need to provide extra capacity. This takes time. The Mégane Renault Sport has just been launched. The initial results bode well and we expect to sell 6,000 this year.

Question about human resources

Question: *With the same sized workforce, Nissan's worldwide output is much higher than Renault's. Since growth will come from abroad, jobs will be transferred out of Europe. How do you envisage this and how do you intend to manage the change in human terms?*
M. de Virville: Under our profitable growth strategy, activity and sales volumes are growing faster on developing markets than on mature markets. Job creation logically follows suit. For the Group, this means internationalizing our human resources. Already, more than 50% of new staff over the past five years have been recruited outside Europe. I would also like to stress that international expansion also creates jobs at Renault in France and Europe, in engineering, management, and so on.

Question about Dacia

Question: *Is restructuring at Dacia now complete? I believe you purchased a company whose plants were in a pitiful state and that you built another plant. I also heard Dacia was overstaffed. Did you have to lay off staff? How was that done and what did it cost Renault?*
L. Schweitzer: At Dacia, we discovered an antiquated and dilapidated plant, with an extremely low technical level, and that employed 30,000 people. We invested just over €500 million in that plant and the company as a whole. We were not aiming to bring the plant up to the same level of automation as in Western Europe, because the cost of labor is not the same. What justifies automation in France does not necessarily justify it in Romania. The aim was to ensure that the plant was up to scratch in terms of organization, quality and efficiency of labor, for the launch of the L90. In the course of this modernization drive, we cut the company's workforce from 30,000 to 12,000. The 18,000 staff laid off received redundancy support in accordance with the Romanian government and without major problems. At constant production volumes, there will always be productivity gains that will be reflected in changes of staff. However, the bulk of these changes has been completed, on satisfactory terms. Today we have a plant that can manufacture, under excellent conditions, highly competitive cars in terms of quality, cost and delivery times, because we do not separate quality from cost.

Question about financial transactions

Question: *The financial press described the tender offer for Renault's redeemable shares as less than a complete success. What is your view and are you planning another offer? Personally, I'd rather hold onto my redeemable shares while the market is liquid, which has been the case until now.*
T. Moulonguet: As I indicated in my presentation, we are satisfied with the outcome. Sixty percent of the shares were tendered to the offer. This enabled those who wanted to take advantage of this opportunity – and we were aware of such a demand from a section of shareholders - to cash out their shares. This was achieved. We do not intend to renew this offer.

EXHIBIT E.7

RENAULT

Mixed General Meeting of April 30, 2004

RESOLUTION VOTING RESULTS

The full text of the resolutions can be found in the "Shareholders' Meeting Notice", which was handed out at the meeting and can also be downloaded from the renault.com website.

Resolution no.	Content	Vote (% of votes cast)
	AS ORDINARY GENERAL MEETING	
1	Approval of the 2003 consolidated annual accounts	99.22%
2	Approval of the 2003 annual company accounts	94.95%
3	Appropriation of 2003 results	99.91%
4	Special report of the Statutory Auditors on agreements referred to in Article L.225-38 of the Commercial Code	97.94%
5	Renewal of the term of office of Mr François de Combret as director	88.96%
6	Renewal of the term of office of Mr Bernard Larrouturou as director	88.88%
7	Ratification of the appointment by the Board of Directors of Mr Jean-Louis Girodolle as director	89.95%
8	Ratification of the appointment by the Board of Directors of Mr Itaru Koeda as director	90.27%
9	Ratification of the appointment by the Board of Directors of Mr François Pinault as director	92.68%
10	Full and final release of Mr Yoshikazu Hanawa from liability	93.98%
11	Full and final release of Mr Bruno Bezard from liability	93.91%

12	Full and final release of Mrs Jeanne Seyvet from liability	93.94%
13	Report of the Statutory Auditors on elements used to determine interest on redeemable shares	99.19%
14	Authorization for the Board of Directors to trade in the Company's own shares on the stock market	99.73%
15	Authorization for the Board of Directors to issue bonds	99.87%
	AS EXTRAORDINARY GENERAL MEETING	
16	Authorization for the Board of Directors to cancel holdings of the Company's own shares.	99.86%
17	Maintaining of conditions for fixing the issue price of shares and securities as may by issued without preferential subscription rights, on the basis of the authorization granted by the Mixed General Meeting of April 29, 2003	84.03%
18	Authorization for the Board of Directors to amend the Articles of Association in order to increase the number of directors appointed by the General Meeting of Shareholders	99.67%
19	Authorization for the Board of Directors to amend Article 9 of the Articles of Association, concerning the holding of shares beyond the shareholding thresholds, in accordance with the provisions of the Financial Security Law of August 1, 2003.	73.59%
	AS ORDINARY GENERAL MEETING	
20	Appointment of Mr Charles de Croisset as director.	93.28%
21	Conferral of all powers required to proceed with all necessary filing and publication formalities for the minutes of this General Meeting.	99.91%

Quorum:

Total number of Renault shares in issue:	284,937,118
Number of shares with zero voting rights:	54,066,453
Number of voting shares used to calculate the quorum:	230,870,665
Number of shares represented:	**96,613,101**

equivalent to 41.85% of all voting shares

Since the meeting was held on second notice, the 25.0% quorum for passing resolutions at an extraordinary general meeting was reached.

Additional comments:

Resolution no. 3: the payment on May 17, 2004 of a **dividend** of €1.40 per share (with a tax credit of €0.70 for individuals) was approved. This dividend is 20% higher than in 2002.

Resolutions nos. 9 and 20: The General Meeting approved the ratification of the appointment by the Board of Directors of Mr François Pinault (replacing Mrs Seyvet, representing the French State) as director, and the appointment by the Board of Directors of Mr Charles de Croisset as director. These two appointments bring to eight the number of **independent directors,** as defined by the Bouton Report on Corporate Governance.
Further to the reduction of the French State's holding in Renault, and in accordance with the proportional representation rule, Mrs Jeanne Seyvet has not been replaced by a director representing the French State. The number of such directors has thus fallen from three to two.

Resolution no. 13: the report of the Statutory Auditors on elements used to determine **interest on redeemable shares** was approved. A €19.84 coupon (including a variable portion of €9.55) will be paid out on October 25, 2004.

Resolution no. 18: The General Meeting authorizes the Board of Directors to amend the Articles of Association in order to **increase from 13 to 14 the number of directors appointed by the General Meeting**. Not counting the directors elected by employees and the director elected by employee shareholders, who are not taken into account when computing the legal threshold, Renault's board comprises 14 directors. This is consistent with the average for listed French companies.

Resolution no. 19: The General Meeting authorizes the Board of Directors to amend Article 9 of the Articles of Association concerning **share ownership disclosure requirements**, in accordance with the provisions of the Financial Security Act of August 1, 2003. Henceforth, voting right thresholds will also be taken into account.

EXHIBIT F.1

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	January 8, 2004

2003 sales results

Renault consolidates European position with success of Mégane, while growing international sales

- **In 2003 Renault held on to its position as Europe's leading brand of passenger cars and light commercial vehicles (LCVs) for the sixth year running. Bolstered by the success of Mégane, Espace, Clio and Trafic, it took 11.1% of the market.**
- **The group continued to expand outside Western Europe, posting 9% sales growth. The driving factors were buoyant demand from Central and Eastern Europe, a recovery in Turkey, growth at Dacia, and a good performance from Renault Samsung Motors (RSM) in Korea.**
- **For 2004 Renault aims to hold European market share at levels similar to those of 2003 via a more selective sales policy. Outside Europe the group will endeavour to grow its sales volume, and expects overall sales to progress.**

The Renault group maintained a 4.1% share of the world market in 2003, while sales dipped 0.7% to 2,389,022 units.

In the European automobile market, which contracted 1.4%, Renault ranked as the leading passenger-car brand in Western Europe for the second year running. The 2.4% decline in sales was attributable entirely to a 6.3% drop in the French market. Renault was market leader in France, Spain and Portugal, and ranked among the top three brands in Belgium, the Netherlands, the UK, Italy and Austria. It was also the number-one brand in Europe for diesels, with sales of 794,200 units.

Outside Western Europe, the Renault group grew sales by 9% in 2003. The factors driving this performance were substantial gains in Central and Eastern Europe, a strong bounceback in Turkey, and a 19.2% rise in sales at Dacia. In Korea, where the market contracted by 17.8%, Renault Samsung Motors increased its market share by 1.4 percentage points.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

I - With Mégane, Renault is No. 1 in Western Europe

Renault sold 1,504,325 passenger cars in Western Europe in 2003, down 2.4%, and took 10.6% of the market, similar to its share at end 2002. Given the impact of the unfavourable market mix in 2003, that result is satisfactory.

Renault confirmed its position as France's leading brand, with a 27.2% market share and 546,014 cars registered. Mégane and Clio held the number-one and number-two slots, respectively, in the model rankings. And with Laguna and Twingo, Renault accounted for four of the 10 top-selling cars in France. Renault was also number one in both Spain (12.7%) and Portugal (14.5%). It was the leading imported brand in Germany (6.3%) and ranked among the top three in Belgium, the Netherlands, the UK, Italy and Austria.

Clio took second place in the small-car segment in Europe, with 460,000 registrations. It took 3.2% of the total market and maintained a high penetration rate. In the small city-car market, **Twingo** retained its lead, ahead of the Smart, Ford Ka and Fiat Seicento. **Kangoo**, which is now in a new phase, took first place in the leisure activity vehicle segment.

In the medium-sized car market, **Mégane** surpassed all expectations. It recorded a 16.4% increase in sales and took the title of top-selling car in Western Europe, with 4.2% of the market. In addition to taking the top slot in France, Spain, Belgium and Portugal, Mégane made strong gains in many other countries, ranking among the top three in its segment in the UK, the Netherlands, Italy, Switzerland and Austria. **Scénic II**, which reached the showrooms in June 2003, took 23% of the compact MPV market in Europe and was once again in the lead. Renault's offering in this strategic segment was bolstered by the launch of the Coupé-Cabriolet, Sport Tourer and Sport Saloon versions of Mégane in late 2003.

In the upper-medium and high-end segments, **Espace IV** recorded a 30.6% rise in sales relative to 2002, with high-spec versions accounting for nearly half of all sales. Espace confirmed its front-ranking position in the large MPV market in Europe, with a 19.14% share, ahead of the Volkswagen Sharan. Despite posting a 26.5% decline in sales, **Laguna** held on to third place among volume manufacturers' models in a segment that fell sharply in Europe. **Vel Satis** recorded 13,336 registrations. Like Espace, it benefited from a high-end version mix, with Privilège and Initiale versions making up 75% of total sales.

Renault also maintained its number-one position in the LCV market, which contracted 3.1%. It registered 267,600 vehicles (-7.5%) and had market share of 15.1%. **Kangoo Express** was renewed in spring and confirmed its position as the top-selling small van in Europe, claiming 23.5% of its segment. With **Trafic**, which saw an 18.6% rise in sales, and **Master**, still the top selling van in France, Renault rose to third place in the van market, with a 10.5% share.

II – Strong sales growth outside Western Europe

Outside Western Europe, Renault group sales rose 9% to 582,791 units in 2003. The group made headway in Central and Eastern Europe, Russia, Turkey and Colombia. But market conditions in South America remained tough, as evidenced in Brazil. Dacia continued to grow, and Renault Samsung Motors increased its market share.

In **Central Europe**, where the market expanded 11.5%, Renault leveraged the success of Mégane to consolidate its number-two ranking, behind Skoda, with a 10.6% market share and a 10.3% rise in volumes. Renault was the leading brand in Slovenia and Croatia, and made gains in Poland.

In **Eastern Europe**, the group grew sales by 9.7%. In **Russia**, Renault turned in a record performance thanks to the success of Clio Symbol. In **Turkey**, it took full advantage of a strong market recovery, posting a 160% rise in sales and 15.8% market share for cars and LCVs.

In **Latin America,** results varied from one market to another. In Mercosur, Renault faced challenging trading conditions, as in the motor industry as a whole. In Brazil, Renault sold 58,054 units (-4.2%), holding on to fifth place with market share of 4.3%. By contrast, sales rose sharply in Mexico (up 16.7% to 18,318 units) and Colombia.

In **Asia-Pacific**, sales reached 123,803 units on the back of a good performance from Renault Samsung Motors in Korea.

In Africa, Maghreb and Middle East, sales volume rose 2.4% to 70,057 units in 2003, with increases in South Africa and Morocco.

***

Dacia recorded a 19.2% year-on-year rise in sales to 68,801 units. The performance was attributable to the success of its new model, Solenza, which accounted for 44.5% of sales. In addition, sales remained steady across the rest of the range, and exports increased to 10,927 units, or nearly 16% of total sales.

Renault Samsung Motors sold 111,431 units, down 4.8%, primarily in Korea, where the market contracted by a sharp 17.8% relative to 2002. Sales were buoyed by the launch of SM3, which accounted for 14.3% of its segment. The SM5 saloon consolidated its success. More than 265,900 examples have been sold since the car was brought to market.

III – Outlook for 2004

In Western Europe, the automobile market is expected to grow by a scant 1% or so. As competition intensifies, Renault will pursue a more selective sales policy in each customer segment in order to maximize profitability.

With a range that is both attractive and recent (between three and three-and-a-half years), Renault can boast a modernized and extended offer. The Mégane range will be up to full strength following the launch of the seven-seater Grand Scénic and the three- and five-door versions of Mégane Renault Sport.

In the small-car segment, a new Clio range will be rolled out in early 2004, and a new Twingo collection will be unveiled. In addition, a new model will be launched in the fourth quarter to expand Renault's offer in the segment.

Outside Western Europe, Renault plans to take advantage of likely growth opportunities in Central and Eastern Europe, Russia, Turkey and Latin America. The launch of the X90 at end 2004 will enable Dacia to expand in Romania and boost exports.

Renault's priority in 2004 is to maximize profitability in Europe while holding market share steady at 2003 levels. Meanwhile, it will seek to grow volumes outside Europe. On the whole, sales are expected to increase in 2004, on the basis of market growth assumptions.

Renault sales worldwide (passenger cars and LCVs, in units)

	2003	2002	% change
Renault group	2,389,022	2,404,889	-0.7%
o/w			
• Renault	2,208,790	2,230,102	-1%
• Renault Samsung Motors	111,431	117,085	-4.8%
• Dacia	68,801	57,702	+19.2%
Western Europe	1,806,231	1,870,344	-3.4%
Rest of World *	582,791	534,545	+9%

*Central and Eastern Europe (including Russia and Turkey), Asia-Pacific, Latin America, and Africa-Maghreb-Middle East.

CONTACT

Renault Press: Clément Peltier + 33 1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

Renault group unit sales in 2003
Preliminary figures

PC TIV: total industry volume for passenger cars
LCV TIV: total industry volume for light commercial vehicles

Total Renault group unit sales by brand

		Total 2003	Total 2002	% change
RENAULT	PC	1,896,128	1,902,322	-0.3%
	LCV	312,662	327,780	-4.6%
	Renault total	**2,208,790**	**2,230,102**	**-1.0%**
RLT - SAMSUNG	PC	111,431	117,085	-4.8%
	LCV			
	RSM total (*)	**111,431**	**117,085**	**-4.8%**
DACIA	PC	49,597	44,888	10.5%
	LCV	19,204	12,814	49.9%
	Dacia total (*)	**68,801**	**57,702**	**19.2%**
RENAULT group	PC	2,057,156	2,064,295	-0.3%
	LCV	331,866	340,594	-2.6%
	Group total	**2,389,022**	**2,404,889**	**-0.7%**

(*): sales on local market + exports

Total unit sales by geographical area

	Total 2003	Total 2002	% change
Western Europe*	1,806,231	1,870,344	-3.4%
World excl. Western Europe	582,791	534,545	+9.0%
Central Europe	115,335	103,959	+10.9%
Eastern Europe ** and Russia	86,791	74,283	+16.8%
Turkey	58,934	21,857	+169.6%
Northern Latin America	47,809	48,237	-0.9%
Mercosur	80,062	83,322	-3.9%
Asia Pacific***	123,803	134,481	-7.9%
Africa and Middle East	70,057	68,406	+2.4%
Group Total	**2,389,022**	**2,404,889**	**-0.7%**

* including unregistered sales and Belgian TTs
**: incl. Romania (sales of Renault and Dacia in Romania)
***including Renault Samsung

Leading Renault group markets for Cars + LCVs in 2003

		Volume	Market share
1	FRANCE	708,398	28.2%
2	GERMANY	224,860	6.6%
3	SPAIN+CANARY ISLANDS	212,339	12.7%
4	UNITED KINGDOM	210,178	7.3%
5	ITALY	184,408	7.6%
6	SOUTH KOREA	110,307	8.4%
7*	ROMANIA	67,669	52.2%
8	BELGIUM+LUXEMBOURG	67,399	12.0%
9	TURKEY	58,934	16.3%
10	BRAZIL	58,054	4.3%

* o/w 9,795 vehicles for the Renault brand and 57,874 for the Dacia brand

Renault brand sales in 2003

Preliminary figures

PC TIV: total industry volume for passenger cars
LCV TIV: total industry volume for light commercial vehicles

		RENAULT Volumes			TIV		Market share		
		2003	2002	Var. vs 2002 en %	2003	2002	2003 as % of TIV	2002 as a % of TIV	Change in % pts
REGISTRATIONS FRANCE	PC	546,014	579,618	-5.8	2,009,246	2,145,071	27.2	27.0	0.2
	LCV	128,363	143,633	-10.6	381,619	404,919	33.6	35.5	-1.8
	PC+LCV	674,377	723,251	-6.8	2,390,865	2,549,990	28.2	28.4	-0.2
SALES FRANCE	PC	578,057	617,799	-6.4					
	LCV	130,341	145,094	-10.2					
	PC+LCV	708,398	762,893	-7.1					
GERMANY	PC	203,914	205,960	-1.0	3,242,795	3,252,898	6.3	6.3	0.0
	LCV	20,946	20,765	0.9	187,402	193,152	11.2	10.8	0.4
	PC+LCV	224,860	226,725	-0.8	3,430,197	3,446,050	6.6	6.6	0.0
UNITED KINGDOM	PC	189,323	194,685	-2.8	2,578,115	2,563,631	7.3	7.6	-0.3
	LCV	20,855	20,746	0.5	309,112	271,641	6.7	7.6	-0.9
	PC+LCV	210,178	215,431	-2.4	2,887,227	2,835,272	7.3	7.6	-0.3
SPAIN+CANARY ISLANDS	PC	175,760	168,081	4.6	1,383,013	1,331,877	12.7	12.6	0.1
	LCV	36,579	34,185	7.0	294,435	269,096	12.4	12.7	-0.3
	PC+LCV	212,339	202,266	5.0	1,677,448	1,600,973	12.7	12.6	0.0
ITALY	PC	166,504	157,360	5.8	2,236,111	2,279,612	7.4	6.9	0.5
	LCV	17,904	27,589	-35.1	195,541	270,563	9.2	10.2	-1.0
	PC+LCV	184,408	184,949	-0.3	2,431,652	2,550,175	7.6	7.3	0.3
REGISTRATIONS BELGIUM+LUXEMBOURG	PC	58,724	56,729	3.5	502,388	510,972	11.7	11.1	0.6
	LCV	8,390	7,651	9.7	55,770	54,003	15.0	14.2	0.9
	PC+LCV	67,114	64,380	4.2	558,158	564,975	12.0	11.4	0.6
SALES BELGIUM+LUXEMBOURG	PC	59,009	56,997	3.5					
	LCV	8,390	7,651	9.7					
	PC+LCV	67,399	64,648	4.3					
NETHERLANDS	PC	47,163	53,225	-11.4	489,017	510,702	9.6	10.4	-0.8
	LCV	9,367	8,280	13.1	77,506	81,127	12.1	10.2	1.9
	PC+LCV	56,530	61,505	-8.1	566,523	591,829	10.0	10.4	-0.4
PORTUGAL	PC	27,656	29,171	-5.2	190,127	226,092	14.5	12.9	1.6
	LCV	11,838	13,283	-10.9	69,355	79,493	17.1	16.7	0.4
	PC+LCV	39,494	42,454	-7.0	259,482	305,585	15.2	13.9	1.3
AUSTRIA	PC	21,411	19,726	8.5	300,213	279,493	7.1	7.1	0.1
	LCV	2,087	1,760	18.6	25,332	22,405	8.2	7.9	0.4
	PC+LCV	23,498	21,486	9.4	325,545	301,898	7.2	7.1	0.1
SWEDEN	PC	14,495	17,628	-17.8	261,048	254,589	5.6	6.9	-1.4
	LCV	4,432	4,624	-4.2	28,389	28,849	15.6	16.0	-0.4
	PC+LCV	18,927	22,252	-14.9	289,437	283,438	6.5	7.9	-1.3
SWITZERLAND	PC	17,243	18,934	-8.9	272,260	295,065	6.3	6.4	-0.1
	LCV	2,183	2,429	-10.1	20,518	22,528	10.6	10.8	-0.1
	PC+LCV	19,426	21,363	-9.1	292,778	317,593	6.6	6.7	-0.1
GREECE	PC	12,228	12,761	-4.2	257,293	268,489	4.8	4.8	0.0
	LCV	447	540	-17.2	18,135	18,799	2.5	2.9	-0.4
	PC+LCV	12,675	13,301	-4.7	275,428	287,288	4.6	4.6	0.0
IRELAND	PC	9,840	11,333	-13.2	145,334	156,125	6.8	7.3	-0.5
	LCV	1,959	2,136	-8.3	30,733	34,978	6.4	6.1	0.3
	PC+LCV	11,799	13,469	-12.4	176,067	191,103	6.7	7.0	-0.3
FINLAND	PC	7,779	7,553	3.0	147,232	116,877	5.3	6.5	-1.2
	LCV	175	83	110.8	15,146	15,419	1.2	0.5	0.6
	PC+LCV	7,954	7,636	4.2	162,378	132,296	4.9	5.8	-0.9
NORWAY	PC	3,170	3,012	5.2	89,926	88,721	3.5	3.4	0.1
	LCV	1,373	1,029	33.4	26,725	24,798	5.1	4.1	1.0
	PC+LCV	4,543	4,041	12.4	116,651	113,519	3.9	3.6	0.3
DENMARK	PC	2,719	5,116	-46.9	86,237	111,581	3.2	4.6	-1.4
	LCV	518	484	7.0	31,676	32,302	1.6	1.5	0.1
	PC+LCV	3,237	5,600	-42.2	117,913	143,883	2.7	3.9	-1.1
ICELAND	PC	382	185	106.5	9,896	6,943	3.9	2.7	1.2
	LCV	184	140	31.4	1,169	818	15.7	17.1	-1.4
	PC+LCV	566	325	74.2	11,065	7,761	5.1	4.2	0.9
REGISTRATIONS WESTERN EUROPE	PC	1,504,325	1,541,077	-2.4	14,200,251	14,398,738	10.6	10.7	-0.1
	LCV	267,600	289,357	-7.5	1,768,563	1,824,890	15.1	15.9	-0.7
	PC+LCV	1,771,925	1,830,434	-3.2	15,968,814	16,223,628	11.1	11.3	-0.2

			RENAULT Volumes			TIV		Market share		
			2003	2002	Var. vs 2002 en %	2003	2002	2003 as % of TIV	2002 as a % of TIV	Change in % pts
SALES WESTERN EUROPE		PC	1,536,653	1,579,526	-2.7					
		LCV	269,578	290,818	-7.3					
		PC+LCV	1,806,231	1,870,344	-3.4					
	POLAND	PC	37,154	31,228	19.0	358,174	308,158	10.4	10.1	0.2
		LCV	2,661	1,854	43.5	25,944	20,736	10.3	8.9	1.3
		PC+LCV	39,815	33,082	20.4	384,118	328,894	10.4	10.1	0.3
	HUNGARY	PC	19,935	17,072	16.8	206,210	171,335	9.7	10.0	-0.3
		LCV	2,604	3,071	-15.2	22,075	28,133	11.8	10.9	0.9
		PC+LCV	22,539	20,143	11.9	228,285	199,468	9.9	10.1	-0.2
	SLOVENIA	PC	15,122	13,323	13.5	61,039	52,701	24.8	25.3	-0.5
		LCV	1,474	1,339	10.1	5,093	4,355	28.9	30.7	-1.8
		PC+LCV	16,596	14,662	13.2	66,132	57,056	25.1	25.7	-0.6
	CROATIA	PC	12,609	12,422	1.5	74,969	70,884	16.8	17.5	-0.7
		LCV	1,172	976	20.1	7,427	6,747	15.8	14.5	1.3
		PC+LCV	13,781	13,398	2.9	82,396	77,631	16.7	17.3	-0.5
	CZECH REPUBLIC	PC	9,632	9,448	1.9	154,515	147,532	6.2	6.4	-0.2
		LCV	1,217	1,232	-1.2	14,047	13,734	8.7	9.0	-0.3
		PC+LCV	10,849	10,680	1.6	168,562	161,266	6.4	6.6	-0.2
	SLOVAKIA	PC	4,491	5,938	-24.4	63,057	59,672	7.1	10.0	-2.8
		LCV	475	545	-12.8	4,355	5,834	10.9	9.3	1.6
		PC+LCV	4,966	6,483	-23.4	67,412	65,506	7.4	9.9	-2.5
	ESTONIA	PC	2,203	2,048	7.6	30,953	28,650	7.1	7.1	0.0
		LCV	736	672	9.5	5,119	4,660	14.4	14.4	0.0
		PC+LCV	2,939	2,720	8.1	36,072	33,310	8.1	8.2	0.0
	BOSNIA	PC	573	626	-8.5	8,171	6,430	7.0	9.7	-2.7
		LCV	259	204	27.0	830	1,370	31.2	14.9	16.3
		PC+LCV	832	830	0.2	9,001	7,800	9.2	10.6	-1.4
	YUGOSLAVIA	PC	661	467	41.5	21,581	22,218	3.1	2.1	1.0
		LCV	94	107	-12.1	3,061	2,612	3.1	4.1	-1.0
		PC+LCV	755	574	31.5	24,642	24,830	3.1	2.3	0.8
	MACEDONIA	PC	485	379	28.0	6,309	6,475	7.7	5.9	1.8
		LCV	75	34	120.6	465	425	16.1	8.0	8.1
		PC+LCV	560	413	35.6	6,774	6,900	8.3	6.0	2.3
	CENTRAL EUROPE	PC	102,865	92,951	10.7	984,978	874,055	10.4	10.6	-0.2
		LCV	10,767	10,034	7.3	88,416	88,606	12.2	11.3	0.9
		PC+LCV	113,632	102,985	10.3	1,073,394	962,661	10.6	10.7	-0.1
LATIN AMERICA:	BRAZIL	PC	55,181	58,821	-6.2	1,211,572	1,235,889	4.6	4.8	-0.2
		LCV	2,873	1,790	60.5	137,615	164,695	2.1	1.1	1.0
		PC+LCV	58,054	60,611	-4.2	1,349,187	1,400,584	4.3	4.3	0.0
	MEXICO	PC	18,030	15,703	14.8	654,705	722,537	2.8	2.2	0.6
		LCV	288	0	#DIV/0!	257,047	254,880	0.1	0.0	0.1
		PC+LCV	18,318	15,703	16.7	911,752	977,417	2.0	1.6	0.4
	COLOMBIA	PC	16,802	14,809	13.5	64,704	67,405	26.0	22.0	4.0
		LCV	53	6	783.3	28,217	23,492	0.2	0.0	0.2
		PC+LCV	16,855	14,815	13.8	92,922	90,897	18.1	16.3	1.8
	ARGENTINA	PC	12,812	14,364	-10.8	99,990	71,943	12.8	20.0	-7.2
		LCV	1,942	3,336	-41.8	32,609	22,027	6.0	15.1	-9.2
		PC+LCV	14,754	17,700	-16.6	132,599	93,970	11.1	18.8	-7.7
	CHILE	PC	5,209	3,442	51.3	87,432	69,018	6.0	5.0	1.0
		LCV	581	432	34.5	31,982	33,006	1.8	1.3	0.5
		PC+LCV	5,790	3,874	49.5	119,414	102,024	4.8	3.8	1.1
	MARTINIQUE	PC	3,036	3,187	-4.7	13,564	13,491	22.4	23.6	-1.2
		LCV	681	746	-8.7	2,255	2,191	30.2	34.0	-3.8
		PC+LCV	3,717	3,933	-5.5	15,819	15,682	23.5	25.1	-1.6
	GUADELOUPE	PC	2,242	1,998	12.2	14,264	12,278	15.7	16.3	-0.6
		LCV	351	435	-19.3	2,535	2,375	13.8	18.3	-4.5
		PC+LCV	2,593	2,433	6.6	16,799	14,653	15.4	16.6	-1.2
	ECUADOR	PC	1,425	1,775	-19.7	25,970	28,381	5.5	6.3	-0.8
		LCV	0	1	-100.0	29,094	37,742	0.0	0.0	0.0
		PC+LCV	1,425	1,776	-19.8	55,065	66,123	2.6	2.7	-0.1
	VENEZUELA	PC	1,427	5,049	-71.7	40,516	92,403	3.5	5.5	-1.9
		LCV	0	0	#DIV/0!	18,003	36,175	0.0	0.0	0.0
		PC+LCV	1,427	5,049	-71.7	58,519	128,578	2.4	3.9	-1.5
	FRENCH GUIANA	PC	755	877	-13.9	4,001	4,167	18.9	21.0	-2.2
		LCV	235	306	-23.2	1,151	1,153	20.4	26.5	-6.1
		PC+LCV	990	1,183	-16.3	5,152	5,320	19.2	22.2	-3.0
	OTHER SOUTH AMERICAN COUNTRIES	PC	2,664	2,652	0.5	169,453	168,454	1.6	1.6	0.0
		LCV	586	647	-9.4	99,399	101,931	0.6	0.6	0.0

Region	Country	Type	RENAULT Volumes 2003	RENAULT Volumes 2002	Var. vs 2002 en %	TIV 2003	TIV 2002	Market share 2003 as % of TIV	Market share 2002 as a % of TIV	Change in % pts
		PC+LCV	3,250	3,299	-1.5	268,851	270,385	1.2	1.2	0.0
	SOUTH AMERICA	PC	119,583	122,677	-2.5	2,386,171	2,485,966	5.0	4.9	0.1
		LCV	7,590	7,699	-1.4	639,908	679,667	1.2	1.1	0.1
		PC+LCV	127,173	130,376	-2.5	3,026,079	3,165,633	4.2	4.1	0.1
EASTERN EUROPE incl. TURKEY	TURKEY	PC	44,714	16,715	167.5	226,724	94,898	19.7	17.6	2.1
		LCV	12,164	5,142	136.6	134,316	64,153	9.1	8.0	1.0
		PC+LCV	56,878	21,857	160.2	361,040	159,051	15.8	13.7	2.0
	RUSSIA	PC	11,237	8,170	37.5	997,304	971,828	1.1	0.8	0.3
		LCV	337	168	100.6	171,484	170,039	0.2	0.1	0.1
		PC+LCV	11,574	8,338	38.8	1,168,788	1,141,867	1.0	0.7	0.3
	ROMANIA	PC	9,221	8,420	9.5	104,205	89,023	8.8	9.5	-0.6
		LCV	574	683	-16.0	25,411	20,230	2.3	3.4	-1.1
		PC+LCV	9,795	9,103	7.6	129,615	109,253	7.6	8.3	-0.8
	UKRAINE	PC	2,975	1,972	50.9	142,638	107,822	2.1	1.8	0.3
		LCV	28	29	-3.4	25,579	20,972	0.1	0.1	0.0
		PC+LCV	3,003	2,001	50.1	168,218	128,794	1.8	1.6	0.2
	BULGARIA	PC	867	735	18.0	11,058	9,997	7.8	7.4	0.5
		LCV	238	306	-22.2	4,204	3,621	5.7	8.5	-2.8
		PC+LCV	1,105	1,041	6.1	15,262	13,618	7.2	7.6	-0.4
	OTHER EASTERN EUROPEAN COUNTRIES	PC	498	359	38.7	93,565	110,371	0.5	0.3	0.2
		LCV	45	19	136.8	23,994	24,187	0.2	0.1	0.1
		PC+LCV	543	378	43.7	117,559	134,558	0.5	0.3	0.2
	EASTERN EUROPE	PC	69,512	36,371	91.1	1,575,494	1,383,939	4.4	2.6	1.8
		LCV	13,386	6,347	110.9	384,988	303,202	3.5	2.1	1.4
		PC+LCV	82,898	42,718	94.1	1,960,482	1,687,141	4.2	2.5	1.7
AFRICA & MIDDLE EAST	ALGERIA	PC	12,983	14,300	-9.2	60,484	46,193	21.5	31.0	-9.5
		LCV	1,143	1,233	-7.3	14,794	8,488	7.7	14.5	-6.8
		PC+LCV	14,126	15,533	-9.1	75,278	54,681	18.8	28.4	-9.6
	SOUTH AFRICA	PC	8,355	8,007	4.3	246,135	228,719	3.4	3.5	-0.1
		LCV	520	450	15.6	108,105	105,875	0.5	0.4	0.1
		PC+LCV	8,875	8,457	4.9	354,240	334,594	2.5	2.5	0.0
	MOROCCO	PC	5,611	5,348	4.9	34,886	34,066	16.1	15.7	0.4
		LCV	2,947	2,528	16.6	14,280	13,741	20.6	18.4	2.2
		PC+LCV	8,558	7,876	8.7	49,166	47,807	17.4	16.5	0.9
	ISRAEL	PC	4,377	6,187	-29.3	96,977	102,171	4.5	6.1	-1.5
		LCV	2,554	3,684	-30.7	23,501	24,217	10.9	15.2	-4.3
		PC+LCV	6,931	9,871	-29.8	120,478	126,388	5.8	7.8	-2.1
	REUNION	PC	5,384	4,992	7.9	22,750	22,231	23.7	22.5	1.2
		LCV	859	873	-1.6	5,010	5,054	17.1	17.3	-0.1
		PC+LCV	6,243	5,865	6.4	27,760	27,285	22.5	21.5	1.0
	TUNISIA	PC	5,787	5,814	-0.5	21,377	24,050	27.1	24.2	2.9
		LCV	507	654	-22.5	6,985	6,800	7.3	9.6	-2.4
		PC+LCV	6,294	6,468	-2.7	28,362	30,850	22.2	21.0	1.2
	GREEK CYPRUS	PC	4,217	3,724	13.2	21,451	9,763	19.7	38.1	-18.5
		LCV	338	163	107.4	11,561	6,134	2.9	2.7	0.3
		PC+LCV	4,555	3,887	17.2	33,011	15,897	13.8	24.5	-10.7
	EGYPT	PC	2,660	2,418	10.0	46,301	45,677	5.7	5.3	0.5
		LCV	1	34	-97.1	11,663	11,423	0.0	0.3	-0.3
		PC+LCV	2,661	2,452	8.5	57,965	57,100	4.6	4.3	0.3
	OTHER AFRICAN COUNTRIES AND MIDDLE E/	PC	6,772	5,042	34.3	859,829	813,174	0.8	0.6	0.2
		LCV	377	565	-33.3	295,152	293,334	0.1	0.2	-0.1
		PC+LCV	7,149	5,607	27.5	1,154,981	1,106,508	0.6	0.5	0.1
	AFRICA AND MIDDLE EAST	PC	56,146	55,832	0.6	1,410,190	1,326,044	4.0	4.2	-0.2
		LCV	9,246	10,184	-9.2	491,051	475,066	1.9	2.1	-0.3
		PC+LCV	65,392	66,016	-0.9	1,901,241	1,801,110	3.4	3.7	-0.2
ASIE - PACIFIQUE	AUSTRALIA	PC	2,898	3,865	-25.0	593,027	540,240	0.5	0.7	-0.2
		LCV	267	700	-61.9	313,348	270,673	0.1	0.3	-0.2
		PC+LCV	3,165	4,565	-30.7	906,375	810,913	0.3	0.6	-0.2
	JAPAN	PC	2,272	2,412	-5.8	4,366,756	4,441,336	0.1	0.1	0.0
		LCV	0	0	#DIV/0!	1,350,346	1,263,469	0.0	0.0	0.0
		PC+LCV	2,272	2,412	-5.8	5,717,102	5,704,805	0.0	0.0	0.0
	NEW CALEDONIA	PC	1,714	1,839	-6.8	7,000	6,655	24.5	27.6	-3.1
		LCV	292	308	-5.2	2,000	1,747	14.6	17.6	-3.0
		PC+LCV	2,006	2,147	-6.6	9,000	8,402	22.3	25.6	-3.3
	CHINA/HK	PC	1,435	2,593	-44.7	1,938,382	1,143,522	0.1	0.2	-0.2
		LCV	348	464	-25.0	1,799,874	1,570,285	0.0	0.0	0.0
		PC+LCV	1,783	3,057	-41.7	3,738,256	2,713,807	0.0	0.1	-0.1
	SINGAPORE	PC	641	855	-25.0	72,677	56,405	0.9	1.5	-0.6

		RENAULT Volumes			TIV		Market share		
		2003	2002	Var. vs 2002 en %	2003	2002	2003 as % of TIV	2002 as a % of TIV	Change in % pts
	LCV	794	735	8.0	14,557	11,615	5.5	6.3	-0.9
	PC+LCV	1,435	1,590	-9.7	87,234	68,020	1.6	2.3	-0.7
TAIWAN	PC	1,093	1,446	-24.4	252,681	238,770	0.4	0.6	-0.2
	LCV	0	0	#DIV/0!	115,960	102,094	0.0	0.0	0.0
	PC+LCV	1,093	1,446	-24.4	368,642	340,864	0.3	0.4	-0.1
TAHITI	PC	706	888	-20.5	5,000	4,525	14.1	19.6	-5.5
	LCV	312	278	12.2	3,000	2,572	10.4	10.8	-0.4
	PC+LCV	1,018	1,166	-12.7	8,000	7,097	12.7	16.4	-3.7
OTHER ASIA-PACIFIC COUNTRIES	PC	610	1,067	-42.8	1,673,605	1,870,872	0.0	0.1	0.0
	LCV	82	213	-61.5	1,162,642	1,131,051	0.0	0.0	0.0
	PC+LCV	692	1,280	-45.9	2,836,247	3,001,923	0.0	0.0	0.0
ASIA-PACIFIC	PC	11,369	14,965	-24.0	8,909,128	8,302,325	0.1	0.2	-0.1
	LCV	2,095	2,698	-22.3	4,761,728	4,353,506	0.0	0.1	0.0
	PC+LCV	13,464	17,663	-23.8	13,670,857	12,655,831	0.1	0.1	0.0

EXHIBIT F.2

RENAULT NISSAN

PRESS RELEASE
For immediate publication

January 16, 2004

To strengthen Alliance financing synergies in Mexico,

New common financing program for the Renault-Nissan Alliance

The Renault-Nissan Alliance operates a new financing program in Mexico. Within this program "NR Finance México (NRFM) S.A. de C.V. Sociedad Financiera de Objeto Limitado" proposes automobile loans to Renault and Nissan customers and "NR Wholesale Mexico (NRWM) S.A. de C.V." offers financing to Renault and Nissan dealers.

During his visit in Mexico on January 13th 2004, Mr Carlos Ghosn, President and CEO of Nissan Motor Co; Ltd., highlighted that this new common financial program represents an "important synergy within the Alliance".

NRFM operates as a non-bank bank (known as "SOFOL" in Mexico) and is regulated by the National Banking and Securities Commission as well as by the Ministry of the Treasury and Public Credit. Nissan Motor Acceptance Corp. (NMAC), the financial division of Nissan North America, is the majority shareholder (51%) of both NR Finance Mexico and NR Wholesale Mexico along with Nissan Mexicana S.A de C.V. (49%).

With this new financing program, the Renault-Nissan Alliance will reinforce its services and commitment to its customers, enhancing its market position in Mexico as well as the satisfaction and loyalty of its customers by offering them multiple credit facilities with highly attractive rates and terms running from 12 to 60 months.

Dominique Signora, General Manager of NRFM and NRWM, explained that the current workforce of 140 employees is expected to expand to 200 by the end of 2004. With approximately 9 000 loans proposed since the start of operations of Credi Nissan in September 2003, the objective is to reach 50 000 customers in Mexico this year, of which 12% are expected to be Renault customers and 88% Nissan ones.

Contact:
Renault Press Office – Alfonso Monreal
+ (52) 55 52 79 - 5030
www.media.renault.com, www.renault.com

Nissan Press Office – Diego Arrazzola
+ (52) 55 56 28 - 2792
www.nissan-global.com

EXHIBIT F3

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	January 16, 2004

Renault increases its holding in Slovenian subsidiary Revoz to 100%

. Renault has acquired a third of the equity capital of Revoz held by Slovenian shareholders, giving it full ownership of the subsidiary.
. Located in the heart of an enlarged Europe, the Revoz plant at Novo Mesto, one of the most productive in the group, is a key component of Renault's manufacturing system.

Renault signed an agreement on December 23, 2003 with a view to acquiring the 33.3% stake in its Slovenian production subsidiary Revoz still held by its long-time partner in Slovenia, IMV Holding, and private shareholders. The transfer of shares will be carried out on February 3, 2004, giving Renault full ownership of Revoz. It is the only company manufacturing cars in this Eastern European country, which is to join the European Union in May 2004. Revoz is the biggest industrial employer with a workforce of 2,142 people (on January 1, 2003) and the leading exporter in Slovenia.

The Revoz plant, located 70km to the south-east of the capital Ljubljana at Novo Mesto, is an integral part of Renault's manufacturing system in Europe. It is one of three Renault plants in Europe to produce Clio, alongside Flins in France and Valladolid in Spain. Production totalled 118,200 units in 2003.
It is the sixth most productive car plant in Europe, all manufacturers combined. It has benefited from investment of almost €400 million since it was built. Its performance in the area of quality, cost and delivery times ranks it among the Renault group's most efficient industrial sites in Europe.

In 1972 Renault signed an agreement with the company Industrija Motornih Vozil (IMV, industry of motorized vehicles) to produce the Renault 4. In 1988 both partners founded Revoz, which became a limited company in 1990. Renault became majority shareholder in 1991 with a 54% equity stake, and increased its shareholding to 66.7% at the end of 2001. The remaining stake was held by IMV and private investment funds which acquired shareholdings during the privatization of the Slovenian economy.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex - FRANCE
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

By gradually raising its stake in this subsidiary ever since 1991 and now acquiring full ownership, Renault is confirming its long-term commitment to a strategy initiated in the 1970s of establishing industrial operations in Central Europe.

CONTACT

Renault Press: Anne-Emmanuelle Dognon-Remy + 33 1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex - FRANCE
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

EXHIBIT F.4

RENAULT NISSAN

PRESS RELEASE January 30, 2004

With 5.3 million vehicles sold in 2003,

The Renault-Nissan Alliance ranks among the top five global automakers

Renault and Nissan announced today that the two companies sold a combined 5,357,315 units in 2003, up 4.2% over 2002. Nissan and Renault sold a total of 2,968,357 and 2,388,958 vehicles, respectively. The Renault-Nissan Alliance global market share came to 9.3% (4.1% for the Renault group and 5.2% for Nissan), ranking the Alliance among the world's top five global automakers.

The Renault group sold 111,431 vehicles under the Renault Samsung Motors nameplate (down 4.8%) and 68,627 Dacia-branded vehicles (up 18.8%).

Commercial cooperation within the Alliance bolstered the performance of Renault and Nissan in many regions of the world and helped both automakers expand operations in new markets.

Contact:
Renault Press:
Clément Peltier, Press Officer
+ 33 (0)1 41 04 64 69/67 90

Website:
www.media.renault.com

Nissan:
Global Communications & IR Department
+ 81-3-5565-2141 (Corporate)
+ 81-3-5565-2142 (Product)
+ 81-3-5565-2334 (IR)

www.nissan-global.com
press.nissan-global.com

Worldwide Sales

	2003	2002	Change 2003/2002
Renault Group	**2,388,958**	**2,404,977**	**-0.7%**
- Renault	2,208,900	2,230,103	-1.0%
- Renault Samsung Motors	111,431	117,085	-4.8%
- Dacia	68,627	57,789	+18.8%
Nissan Group	**2,968,357**	**2,735,932**	**+8.5%**
Renault-Nissan Alliance	**5,357,315**	**5,140,909**	**+4.2%**

Sales in Western Europe

	2003	2002	Change 2003/2002
Renault	**1,806,443**	**1,870,344**	**-3.4%**
France	708,401	762,893	-7.1%
Germany	224,860	226,725	-0.8%
Italy	184,428	184,949	-0.3%
Spain	212,339	202,266	+5.0%
U.K.	210,366	215,431	-2.4%
Nissan	**489,680**	**432,130**	**+13.3%**
France	47,059	35,800	+31.4%
Germany	70,050	64,269	+9.0%
Italy	78,075	59,616	+31.0%
Spain	62,229	56,525	+10.1%
U.K.	114,641	106,583	+7.6%
Renault-Nissan Alliance	**2,296,123**	**2,302,474**	**-0.3%**
France	755,460	798,693	-5.4%
Germany	294,910	290,994	+1.3%
Italy	262,503	244,565	+7.3%
Spain	274,568	258,791	+6.1%
U.K.	325,007	322,014	+0.9%

Sales in Central and Eastern Europe

	2003	2002	Change 2003/2002
Renault	**261,102**	**200,186**	**+30.4%**
Romania	68,037	61,845	+10.0%
Turkey	58,721	21,944	+167.6%
Nissan	**54,610**	**43,557**	**+25.4%**
Romania	866	798	+8.5%
Turkey	6,025	4,133	+45.8%
Renault-Nissan Alliance	**315,712**	**243,743**	**+29.5%**
Romania	68,903	62,643	+10.0%
Turkey	64,746	26,077	+148.3%

Sales in Middle East and Africa

	2003	2002	Change 2003/2002
Renault	**69,735**	**68,406**	**+1.9%**
Nissan	**146,571**	**153,360**	**-4.4%**
Renault-Nissan Alliance	**216,306**	**221,766**	**-2.5%**

Sales in Japan

	2003	2002	Change 2003/2002
Renault	**2,274**	**2,414**	**-5.8%**
Nissan	**825,094**	**773,726**	**+6.6%**
Renault-Nissan Alliance	**827,368**	**776,140**	**+6.6%**

Sales in Asia and Pacific

	2003	2002	Change 2003/2002
Renault	**121,484**	**132,067**	**-8.0%**
China	1,786	3,075	-41.9%
South Korea	110,307	116,793	-5.6%
Nissan	**321,672**	**271,445**	**+18.5%**
China	95,062	68,078	+39.6%
South Korea	25	1	+2,400.0%
Renault-Nissan Alliance	**443,156**	**403,512**	**+9.8%**
China	96,848	71,153	+36.1%
South Korea	110,332	116,794	-5.5%

Sales in Latin and South America

	2003	2002	Change 2003/2002
Renault	**127,920**	**131,560**	**-2.8%**
Argentina	14,760	17,707	-16.6%
Brazil	58,054	60,611	-4.2%
Mexico	18,318	15,703	+16.7%
Nissan	**266,715**	**257,528**	**+3.6%**
Argentina	1,817	1,090	+66.7%
Brazil	7,950	4,412	+80.2%
Mexico	214,011	211,648	+1.1%
Renault-Nissan Alliance	**394,635**	**389,088**	**+1.4%**
Argentina	16,577	18,797	-11.8%
Brazil	66,004	65,023	+1.5%
Mexico	232,329	227,351	+2.2%

Sales in North America

	2003	2002	Change 2003/2002
Nissan	**864,015**	**804,186**	**+7.4%**
Canada	69,534	64,661	+7.5%
USA	794,481	739,525	+7.4%

EXHIBIT F5

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	February 10, 2004

Renault's 2003 net income jumps to €2,480 million, with a 3.7% operating margin

- **Amid sluggish trading conditions, Renault grew revenues by 3.8% to €37,525 million on the success of its range and its strategy of international expansion.**
- **Operating margin rose sharply in the second half-year, as expected. The group also benefited from an improvement in Nissan's earnings. Net income rose 26.8% relative to 2002.**
- **Renault continued to strengthen its financial structure by increasing shareholders' equity and paying down debt.**

Amid sluggish trading conditions, Renault improved its performance in second-half 2003, in line with guidance, and **stabilized its share of the world market at 4.1%**. The group sold 2.39 million vehicles during the year, down a slight 0.7%.
In Europe, where the automobile market contracted by 1.6%, Renault kept its position as the leading brand for passenger cars and light commercial vehicles, with market shares of 10.6% and 15.1%, respectively.
The group continued to expand outside Western Europe, with sales growth of 9%. That performance was achieved on the back of buoyant demand in Central and Eastern Europe, and Russia; a pick-up in the Turkish market (127%); and an 18.8% rise in sales at Dacia. In Korea, the market fell nearly 18%, but Renault Samsung Motors staged a resilient performance and once again grew its share of the passenger car market, to 10.8%.

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

On a consistent basis and including the impact of currencies, **revenues grew 3.8%** year-on-year to €37,525 million.

The Automobile Division contributed €35,535 million to group revenues, compared with €34,274 million in 2002, a 3.7% rise. Despite negative currencies, revenues grew thanks to an improvement in the mix and prices of new vehicles in Europe. One of the main factors here was the success of the entire Mégane II range (3-door and 5-door hatchbacks, 4-door saloon, estate and coupe-cabriolet, Scénic II (launched in June 2003)) as well as Espace IV. Other elements contributing to the upturn were steady growth in diesel sales, a stronger commercial performance in international markets, an increase in spare parts activity and a rise in sales of components to other companies, particularly Nissan.

The Sales Financing Division reported a 5.1% year-on-year rise in its revenue contribution to €1,990 million, measured on a consistent basis

Profitability driven by successful new models

Reflecting the success of new models, **operating margin increased** to 4.3% **in the second half,** compared with 3.2% in the first, giving a total for the year of €1,402 million, or 3.7% of revenues.

Despite adverse economic conditions in 2003, with a contraction in the French market and a stronger euro, the Automobile Division held steady and, in the second half, was boosted by billings on new versions of Mégane. The contribution from international markets remained stable, as sales in Turkey rallied and losses in Mercosur leveled off. This offset the lower contribution from Renault Samsung, hit by falling sales volumes and the depreciation of Korea's currency, the won. Also contributing to this performance, general expenses and R&D expenses were kept in check, while purchasing and production costs continued to decline. The second three-year cost-cutting programme was completed this year, in line with its target of €3 billion.

The **Sales Financing Division** reported operating margin of €367 million, or 18.4% of its revenues, compared with 15.6% the previous year. This reflects the division's strong marketplace momentum and tight cost control.

Other operating income and expenses showed a charge of €168 million for 2003, compared with €266 million in 2002.
The income side includes a €29 million capital gain on the disposal of equity interests, including €10 million from the sale of a 51% stake in Renault Agriculture. It also includes a profit of €112 million from property sales. The expense side includes €160 million of restructuring provisions, mainly for early retirement plans.
As a result, **operating income** for the year was €1,234 million, on a level with 2002's figure of €1,217 million.

The **balance on the financing account** in 2003 shows an expense of €71 million, an improvement of €20 million relative to 2002.

Renault's share in the **net income of companies accounted for by the equity method** rose sharply to €1,860 million, compared with €1,331 million in 2002. **Renault benefited from strong earnings growth at Nissan, which contributed €1,705 million**. The equity-accounted contribution from AB Volvo was a positive €175 million compared with €71 million in 2002.

Group pre-tax income amounted to €3,023 million, compared with €2,457 million in 2002.

After tax and minorities, **Renault had net income of €2,480 million, up 26.8% on 2002.**

Earnings per share works out to €9.32, compared with €7.53 in 2002.

| The group continues to strengthen the financial structure

Shareholders' equity increased by €1,763 million to €13,591 million at December 31, 2003. The net financial indebtedness of the Automobile Division was reduced by €747 million relative to end-2002, reaching €1,748 million at December 31, 2003. This is attributable partly to healthy operating conditions, with **cash flow remaining level** year-on-year at €3,150 million, and partly to a further €239 million **reduction in the working capital requirement**. Cash from operations comfortably financed investments in property, plant and equipment, and intangibles, which amounted to €2,533 million. By pursuing a more selective investment policy, the Automobile Division was able to reduce capital expenditure (excluding the impact of IAS 38 and exceptional property disposals) to 6.1% of revenues, compared with 6.8% in 2002.

With a combination of falling debt and the increase in shareholders' equity, **leverage (i.e. the ratio of debt to equity) improved by 8.2 percentage points**, contracting from 21.1% of shareholders' equity at end-2002 to 12.9% at end-2003.

On February 24, 2004 the Board of Directors will approve the financial statements presented on February 10. It will ask the Annual General Meeting of Shareholders on April 30, 2004 to confirm a dividend of €X.XX per share, not including the dividend tax credit.

Outlook for 2004

Renault expects the automobile market in 2004 to edge upwards in Europe and increase slightly in the main countries in which the group operates outside Europe.

Amid sluggish markets, Renault will benefit from a Mégane family at full strength as well as from heightened competitiveness, primarily as a result of cooperative ventures within the Alliance. In addition, Renault will pursue its international development and will be looking to grow volumes outside Europe.

Overall, assuming no significant changes in major exchange rates compared to the current situation, Renault's internal momentum should enable it to achieve a group operating margin of around 4.5% of revenues for 2004. Renault also anticipates a further increase in net earnings.

Press Contact: Anne-Emmanuelle Dognon-Remy – Tel : + 33 (0)1 4104 6469
www.renault.com – www.media.renault.com

Note on data presented on a consistent basis
Main changes in accounting methods and scope of consolidation: deconsolidation of Renault Agriculture with effect from April 30, 2003; Sofasa fully consolidated as from Jan. 1, 2003.

Renault consolidated revenues, by division

€ million	2003	2002 restated (1)	2002	Change 2003 /2002	Change 2003 /2002 restated
				%	%
Automobile	35,535	34,274	34,456	3.1	3.7
Sales Financing	1,990	1,893	1,880	5.9	5.1
Total	**37,525**	**36,167**	**36,336**	**3.3**	**3.8**

1 *On a basis consistent with 2003*

Renault consolidated results

€ million	2003	2002	Change 2003/2002
			%
Operating margin	1,402	1,483	(5.5)
Operating income	1,234	1,217	1.4
Net financial income (expense)	(71)	(91)	(22)
Share in net income of companies accounted for by the equity method	1,860	1,331	39.7
Group pre-tax income	3,023	2,457	23
Current and deferred taxes	(510)	(447)	14.1
Group net income	2,513	2,010	25
Minority interests	(33)	(54)	(38.9)
Renault net income	2,480	1,956	26.8

Operating margin by division

€ million	2003			2002
		H1	H2	
Automobile Division	1,035	399	636	1,189
Sales Financing Division	367	189	178	294
Total , as % of group revenues	3.7%	3.2%	4.3%	4.1%

EXHIBIT F.5


SCENIC

KEY FIGURES
2003 Financial Results

CONTENTS



Renault sales worldwide

1

KEY FIGURES



Renault sales worldwide
Light commercial vehicles
Passenger cars
2,404,977
340,656
2,064,321
- 0.7 %
- 2.7 %
- 0.3 %
2,388,958
331,620
2,057,338
2002
2003

Amid a 1.6% decline in Europe, Renault stabilized its share of the world auto market at 4.1%. Worldwide sales of passenger cars and light commercial vehicles (LCVs) dipped by 0.7% last year. The 3.4% fall in sales of Renault-branded vehicles in Western Europe, which was linked directly to sluggish conditions in the French market, was not entirely offset by growth in sales to the rest of the world, which rose 11.9%.

In Western Europe, where passenger car registrations were down 1.4%, Renault retained its position as the leading brand for cars and LCVs for the sixth year running, with an 11.1% share of the market (11.3% in 2002).
And for the second year in a row, Renault strengthened its number-one ranking for passenger cars, widening its lead over its two nearest competitors.

Sales outside Western Europe accounted for 24.4% of the total, compared with 22.2% in 2002. This confirms the group's steady progress internationally and confirms its strategy of international expansion.
Renault grew sales in this market by 9% on the back of buoyant conditions in many regions. In Central Europe, sales increased by 10.4%. In Turkey, Renault took full advantage of an upswing in demand, and sales grew faster than the market, with a jump of 160%. In Russia, sales rose by more than 36% – a ten-fold increase in five years. In Latin America, both Mexico and Colombia recorded steep rises in volumes, while on the volatile markets of Argentina and Brazil, the group tailored its activities to keep a firm grip on costs. Dacia saw an 18.8% leap in sales, driven by a two-fold increase in exports, and maintained its number-one position in its domestic market. The Korean market shrank by nearly 18%, but Renault Samsung Motors' sales fell by just 4.8%. What is more, the company further increased its share of the passenger car market, by 1.4 percentage points to 10.8%.

Mégane – the top-selling car in Western Europe
Mégane has beaten all its targets, with a 16.4% increase in sales. It now has a 4.2% share of the European market, up six-tenths of a percentage point since 2002. Several factors came together to help achieve that performance. These included the success of Mégane II, including Scénic. Further up the range, sales of Espace IV rose 30.6% compared with 2002. Nearly 50% of the examples sold in 2003 were high-spec models, thus confirming Espace IV's high-end positioning, although volumes were lower than expected. Vel Satis benefited from a high-level version mix, with *Privilège* and *Initiale* versions making up 75% of total sales. In light commercial vehicles, Renault held on to its number-one ranking in a market that contracted by 3.1%. Kangoo Express, renewed in the spring, is the top-selling small van in Europe, accounting for 23.5% of its segment. With Trafic, which saw an 18.6% rise in sales, and Master, still the top selling van in France, Renault has risen to third place in the compact van market, with a 10.5% share.

Renault and Nissan sold 5.3 million vehicles in 2003, up 4.2%
Renault sold 2,388,958 vehicles and Nissan 2,968,357 in 2003. The two groups' combined sales rose 4.2% year-on-year to 5,357,315 units. The Alliance claimed a 9.3% share of the world market, putting it among the top five automakers worldwide.



Revenues

Consolidated revenues

	2003	2002 on a consistent basis with 2003*	2003 / 2002
	€ million	€ million	
Revenues			
Automobile	35,535	34,274	+ 3.7 %
Sales financing	1,990	1,893	+ 5.1 %
TOTAL	**37,525**	**36,167**	**+ 3.8 %**

* Main consolidation changes: deconsolidation of Renault Agriculture as of April 30, 2003; change of consolidation method for Sofasa (fully consolidated since January 1, 2003)

Renault's revenues rose 3.8% to €37,525 million on a consistent basis and including impact of currencies

- The **Automotive Division** contributed €35,535 million to group revenues in 2003, up 3.7% on 2002 on a consistent basis. The increase was achieved in the second half-year.
  Several factors contributed to growth. They include an improvement in the mix and average prices of our vehicles in Europe, owing largely to the success of new models and a steady rise in diesel sales; an increase in network activity in Europe, notably in spare parts and used-vehicle sales; a rise in international billings; and stronger sales of powertrains to other firms, notably Nissan. However, the Division's revenues were negatively impacted to the tune of around 2% by the rise of the euro, particularly against sterling, the Polish zloty, the Brazilian real and the Korean won.

- The revenues of the **Sales Financing Division**, which consist primarily of interest income from sales financing schemes, rose 5.1% year-on-year on a consistent basis. The increase was attributable to higher sales of finance-related services.

The group saw a 3.2% increase in revenues for 2003, compared with 2002's figure of €36,336 million.


SCENIC

Operating margin

Divisional contributions to group operating margin

€ million	2003			2002
	H1	*H2*		
Automobile	399	636	1,035	1,189
% of revenues	*2.3 %*	*3.6 %*	*2.9 %*	*3.5 %*
Sales Financing	189	178	367	294
% of revenues	*19.2 %*	*17.7 %*	*18.4 %*	*15.6 %*
Total	**588**	**814**	**1,402**	**1,483**
% of revenues	***3.2 %***	***4.3 %***	***3.7 %***	***4.1 %***

Operating margin amounted to €1,402 million or 3.7% of revenues. **Before IAS 38, it came to €937 million** and 2.5% of revenues on a consistent basis.

- The **Automobile Division contributed €1,035 million (2.9% of revenues) to group operating margin, compared with €1,189 million in 2002 (3.5%).** This change includes the reduction of €122 million due to the positive impact from the application of IAS38.

- **On a consistent basis, the Automobile Division's operating margin was down slightly to €570 million (versus €602 million in 2002), owing to the combined effects of:**
    - a decline in the commercial contribution in Europe, directly linked to difficult economic conditions in 2003, notably in France,
    - the negative effects of the end of Scénic I's lifecycle and declining sales of Laguna II were comfortably offset by an improved product/price mix for new vehicles, due to the success of new models (Mégane II and Espace IV),
    - A stable contribution from international operations,
    - No overall increase in general costs or R&D expenses
    - Further cuts in purchasing and production costs. Last year, Renault completed its second cost-cutting program, which aims to generate savings of €3 billion over a three-year period.

- **The contribution of the Sales Financing Division to operating margin rose sharply to €367 million, compared with €294 million in 2002.** This reflects the increase in the overall bank operating income of RCI Banque, mainly due to higher margins on average loans outstanding and on services. This is attributable to the strong marketplace performance of RCI Banque and sound management of costs and risk exposure.



Other operating income and expenses

KEY FIGURES


Other operating income and expenses (€ million)
2002
2003
-266
-168

Other operating income and expenses show a charge of €168 million, compared with a charge of €266 million in 2002 (on a proforma basis).

For 2003, this figure includes:

- **Capital gains of €10 million** on the sale of a 51% stake in Renault Agriculture to Claas.
- **Capital gains of €79 million on the sale** of a building and land in Boulogne, and €85 million on the sale of apartments for rental.
- **Costs and provisions for restructuring and manpower programs amounting to €160 million** (compared with €156 million in 2002). These consisted mainly of:
  - expenses for early retirement schemes in France (€65 million), in particular the discounting of provisions set up in previous years (€27 million)
  - costs and provisions booked by other group subsidiaries (€95 million).
- **Extraordinary operating expenses (net of income) amounting to €116 million,** consisting mainly of a €62 million adjustment for additional paid vacations, and €50 million of costs and provisions for the discontinuation of Avantime

After accounting for other operating income and expenses, group **net operating income** for the year was €1,234 million, slightly above 2002's figure of €1,217 million.


SCENIC

Share in net income of companies accounted for by the equity method 5

KEY FIGURES

€ million	2003	2002
Share in the net income of companies accounted for by the equity method	1,860	1,331
o/w Nissan Motor	1,705	1,335
AB Volvo	175	71

Renault's share in the **net income of companies accounted for by the equity method** was a positive €1,860 million in 2003 compared with a positive €1,331 million in 2002.

The main equity-accounted company is Nissan Motor. Renault is benefiting from the strong rise in Nissan's earnings. **Nissan Motor**'s equity-accounted contribution to Renault's results in 2003 was a positive €1,705 million after goodwill amortization. This compares with a positive €1,335 million in 2002.

- The equity-accounted contribution of **AB Volvo** to Renault's results was a positive €175 million after amortization of negative goodwill, compared with a positive €71 million in 2002.


SCENIC

Renault net income


Net income (€ million)
1,956
2,480
2002
2003

- In 2003 **current and deferred taxes** amounted to a net charge of €510 million (compared with a net charge of €447 million in 2002). The effective tax rate was 43.8% (prior to the impact of equity-accounted companies).

- After recognizing this tax charge and the €33 million of net income allocated to minority interests, Renault's **net income** for the year was €2,480 million, up 26.8% on 2002.

- **Earnings per share** was €9.32 compared with €7.53 in 2002.


SCENIC

Net capital expenditure of industrial and commercial activities 7

(% of revenues)


Net capital expenditure of automobile division (€ millions)
2,967
2,533
% of Automobile Division revenues
6.8 %
6.1 %
2002
2003

- Cash from the operating activities of the Automobile Division (cash flow and working capital requirements) financed purchases of property, plant and equipment, and intangibles (net of disposals) amounting to €2,533 million (or €1,965 million, excluding €568 million for capitalized R&D expenses). This compares with €2,967 million in 2002. With a more selective investment policy and favourable conditions in the investment cycle as well as exceptional disposals of property assets, this item was reduced to 6.1% of revenues (excluding capitalized R&D expenses) compared with 6.8% in 2002.

- **Most of the Automobile Division's capital expenditure on property, plant and equipment** was directed at renewing product and powertrain ranges and upgrading industrial facilities. In Europe, range-renewal investments amounted to 65% of total outlays. These funds were allocated for the Scénic II program, the future small car range, the coupe-cabriolet and estate versions of Mégane II and production capacity investment for engines and gearboxes. International investments accounted for 16% of the gross total for the year and were earmarked primarily for the new Dacia-badged vehicle (L90) and the modernization of the Dacia plant in Romania.

- As regards other equity investments, the main transactions consisted of stakebuilding in Sofasa and Dacia (for €67 million), and disposals related to Renault Agriculture and Renault Automation for a total of €92 million

- **Capital expenditure in property, plant and equipment (net of disposals) of the sales financing activity** amounted to €253 million and consist principally of purchases of vehicles for rental.

KEY FIGURES



Net financial indebtedness and shareholders' equity

8



11,828
13,591
Shareholders' equity
Indebtedness of the Automobile Division
€ million
As a % of shareholders' equity
2,495
21.1 %
1,748
12.9 %
31.12.02
31.12.03

The **net financial indebtedness** of the Automobile Division contracted by €747 million in 2003. At December 31, 2003 it stood at €1,748 million, including €324 million in redeemable shares, compared with €2,495 million at December 31, 2002.

The decrease is largely attributable to robust operating conditions in the automobile business: cash flow remained stable year-on-year at €3,150 million and the working capital requirement was further reduced to €239 million (€322 million in 2002).

The group's **shareholders' equity** grew from €11,828 million at December 31, 2002 to €13,591 million at December 31, 2003.

The main reasons for this increase were the recognition of the group's 2003 net income (€2,480 million), and the negative €423 million change in translation adjustments, reflecting mainly the indirect impact of changes in the shareholders' equity of Nissan, net of hedging in yen (€335 million) and the impact of the devaluation of the Korean won (€55 million).


SCENIC

Human Resources

	2002 pro forma	2003
Group total	132,351	130,740(2)
- o/w Parent company	*48,086*	49,005

(2) Includes 5,612 persons on early retirement schemes (CASA)

Impact on the workforce of changes in the Renault group's scope of consolidation

In 2003, the workforce contracted by 1,611 persons as compared to figures published at end 2002, including 846 departures attributable to changes in the scope of consolidation. The main change was the deconsolidation of Renault Agriculture.

Human resources: competencies serving strategy

The group's international expansion and the gathering pace of its Alliance with Nissan have brought rapid, fundamental changes in company behaviour, attitudes and organization. To keep up with these developments, Human Resources policy, an essential factor in the performance and sustainable growth of the group, has been organized around three key areas of action – anticipating, attracting and motivating all the players involved and promoting involvement.

⇒ **Recruiting the most competent candidates**

Renault has a cross-functional approach to career skills/competencies management, enabling the company to identify and build the skills/competencies which the group will need to tap into in ten years' time and thus ensure that its strategic ambitions can be fulfilled. The Renault group hired more than 5,000 new recruits in 2003 worldwide. Of these, 1,925 were taken on directly by Renault s.a.s. This hiring plan is an integral part of general efforts toward group renewal, with the taking on of nearly 21,000 new employees since 2000.

In order to improve the age structure of the workforce on group sites, an early retirement plan (CASA) is being implemented in the Automobile Division in France from March 1, 2000 through February 28, 2005. Renault s.a.s. expects 10,500 persons to benefit from the plan. A total of 1,798 employees subscribed to the plan in 2000, 1,104 in 2001,1,373 in 2002 and 1,862 in 2003.

Renault Spain's collective bargaining agreement *(Convenio colectivo)* also includes an employment plan for 2000-2003 which has made 3,300 departures and 1,200 recruitments possible.

⇒ **Supporting international expansion**

In order to support international expansion, the group has established a policy to motivate personnel and to encourage cultural openness. In 2003, 23% of new recruits had international profiles.

⇒ **Regular training and enriched career development**

In keeping with a policy of constant renewal of skills/competencies, Renault continues to encourage regular training programmes to underpin its strategy and enable employees to follow rewarding career paths. A total of more than 1,500,000 hours of training was offered by Renault s.a.s. to employees in 2003, for a total cost representing 6.5% of the total salary bill.

⇒ **Professionalizing management**

The group encourages the development of managerial skills by providing programmes for individual development and corporate training (3,100 persons in 2003).


SCENIC

Appendix 1

KEY FIGURES

Renault group's top 20 markets

(passenger cars and light commercial vehicles)

	Group sales in 2003	Group change as a %	Market change as a %	2003 market share as a %	2002 market share as a %
France	708,401	-6.8	-6.2	28.2	28.4
Germany	224,860	-0.8	-0.5	6.6	6.6
Spain	212,339	5.0	4.8	12.7	12.6
UK	210,366	-2.4	1.9	7.3	7.6
Italy	184,428	-0.3	-4.6	7.6	7.3
Korea *	110,307	-5.6	-18.7	8.4	7.2
Romania	68,037	10.0	19.1	52.3	56.6
- Dacia	57,874	9.7		44.5	48.3
- Renault	10,163	11.6		7.8	8.3
Belgium/Luxem.	67,114	4.3	-1.2	12.0	11.4
Turkey	58,721	167.6	127.2	16.2	13.8
Brazil	58,054	-4.2	-3.7	4.3	4.3
Netherlands	56,530	-8.1	-4.3	10.0	10.4
Poland	39,815	20.4	16.8	10.4	10.1
Portugal	39,494	-7.0	-15.3	15.3	13.9
Austria	23,498	9.4	7.8	7.2	7.1
Hungary	22,529	11.8	14.4	9.9	10.1
Switzerland	19,426	-9.1	-8.4	6.7	6.7
Sweden	18,925	-15.0	2.3	6.5	7.9
Mexico	18,318	16.7	-3.8	1.9	1.6
Colombia	16,950	9.3	3.0	18.1	17.1
Slovenia	16,597	13.2	15.9	25.1	25.7

* Renault Samsung Motors

The Renault group in 2003

RENAULT PRODUCTION

1,938,107 passenger cars

256,689 light commercial vehicles

RENAULT SAMSUNG MOTORS PRODUCTION

117,630 passengers cars

DACIA PRODUCTION

72,661 passengers cars and light commercial vehicles

TOTAL: 2,385,087 vehicles

KEY FIGURES


SCENIC

Appendix 2

Market share of leading brands in Western Europe
(registrations for passenger cars and light commercial vehicles)

	Registrations in 2003	Change as a %	2003 market share as a %	2002 market share as a %
RENAULT	1,722,133	-3.2	11.1	11.3
VOLKSWAGEN	1,532,727	-5.4	9.6	10.0
OPEL	1,437,126	-2.0	9.0	9.0
FORD	1,421,959	-2.3	8.9	8.9
PEUGEOT	1,356,020	-5.7	8.5	8.9
CITROEN	1,101,880	+2.5	6.9	6.6
FIAT	974,003	-12.0	6.1	6.8
MERCEDES	860,238	-3.8	5.4	5.5
TOYOTA	736,336	+7.0	4.6	4.2
AUDI	543,066	-1.1	3.4	3.4
BMW	511,629	-0.9	3.2	3.2
NISSAN	478,803	+13.4	3.0	2.6
SEAT	394,304	+0.3	2.5	2.4
Total market	15,970,253	-1.6		

EXHIBIT F.6

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	February 24, 2004

Appointments to Renault Board of Directors

François Pinault joins the Renault Board of Directors, which coopted him on February 24, 2004 as an independent director. The appointment will be submitted to the ordinary general meeting of shareholders for its approval on April 30, 2004.

Charles de Croisset will join the Renault Board of Directors as an independent director subject to the ordinary general meeting agreeing to the creation of an additional seat on the Board.

François Pinault, founder of the Pinault-Printemps-Redoute group, has been Honorary Chairman of Artémis since April 2003.

Charles de Croisset has been Chairman of the CCF since 1993, a position he will cease to occupy on March 1, 2004.

CONTACT
Renault Press: Stéphane Farhi, + 33 (0)1 41 04 64 69
Internet: www.media.renault.com - www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex
Tél. : + 33 (0)1 41 04 64 69 - Fax : + 33 (0)1 41 04 67 90

EXHIBIT F.7

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	March 11, 2004

Louis Schweitzer joins Board of Directors of AstraZeneca and is planned to become Non-Executive Chairman of the pharmaceutical group at the end of 2004

On 11th March, 2004, Louis Schweitzer joined the Board of Directors of the British pharmaceutical group AstraZeneca as a non-executive director. It is planned that he will be appointed non-executive Chairman at the end of 2004 on the retirement of the current Chairman Percy Barnevik.

AstraZeneca is conforming to corporate governance practice in the United Kingdom whereby the Chairman manages the Board of Directors while the Chief Executive Officer manages the company. The Chairman's role is to oversee the proper functioning of the company's management bodies, ensure that the directors are in a position to perform their duties correctly and report on their work to the Annual General Meeting.

Louis Schweitzer's term of office as Chairman and Chief Executive Officer of Renault will end in April 2005. At that date, in line with long-standing plans, he will become Chairman of Renault's Board of Directors, a position he will hold on a parallel with the Chairmanship of AstraZeneca.

AstraZeneca is one of the world's leading pharmaceutical groups and the second largest in Europe. The group was formed by the merger of the Swedish laboratories Astra AB and the British group Zeneca in late 1999. It employs 60,000 people worldwide and recorded a net profit of $4.1 billion on revenues of $18.85 billion in 2003.

CONTACT
Renault Press: Marie de Saint-Chéron, + 33 (0)1 41 04 64 69
Internet: www.media.renault.com, www.renault.com

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

EXHIBIT F8

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	March 17, 2004

By signing an agreement with IDRO, Iran Khodro and Saipa,

Renault lays the foundations for its development in Iran with the creation of Renault Pars

- ***On March 16, 2004, Renault, IDRO, Iran Khodro and Saipa signed the initial terms of their agreement for the creation, as of April 2004, of Renault Pars, a joint venture company, with 51% to be held by Renault and 49% by the Iranian company, AID co.***
- ***Car manufacturers Iran Khodro and Saipa will produce and market the X90 vehicle in Iran as of 2006. The project will be coordinated by Renault Pars. The initial installed capacity of the two manufacturers will be 150,000 units each.***

Louis Schweitzer, Chairman and CEO of Renault, Rezah Veyseh Chairman and CEO of IDRO (Industrial Development & Renovation Organization, a public organization responsible for the automotive industry in Iran), Manoucher Manteghi, President of Iran Khodro and Ahmad Ghalebani, President of Saipa, signed on March 16, 2004 the documents permitting the creation of a joint venture company which will coordinate cooperation between Renault and the Iranian automotive industry.

Renault Pars will be held 51% by Renault and 49% by AID co, a common entity comprised of IDRO and the two major Iranian car manufacturers, Iran Khodro and Saipa. It will be established in April 2004.
Renault Pars, holder of the licence for the X90 vehicle, will be responsible in particular for engineering and quality, purchasing and logistics as well as the coordination of sales policy, marketing and aftersales service.

As of 2006, Iran Khodro and Saipa will begin producing vehicles based on the Renault X90 platform and each manufacturer will have an initial capacity of 150,000 units. Vehicle assembly will use both imported parts and local components. Sales of the vehicle will be handled by Iran Khodro and Saipa through specific points of sale in

RENAULT PRESS OFFICE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

their respective distribution networks.

A fast-growing Iranian market

Iran has a population of 68 million and its automobile market has experienced strong growth over the past three years. In 2003, almost 700,000 vehicles were sold. The country already has an automobile industry and a strong network of equipment manufacturers, which bodes well for the success of the project. The X90 seems to be particularly well suited to the Iranian market. It was designed for countries in which there is a strong demand for economical cars built to top international standards. Modern, attractive, and very roomy, with the dimensions of a family saloon, the X90 will come with a high level of equipment at a very competitive price.

CONTACT
Renault Press Officer: Jean-Christophe Nougaret + 33 1 41 04 64 69
Sites Internet: www.media.renault.com - www.renault.com

EXHIBIT F.9

RENAULT NISSAN

PRESS RELEASE March 29, 2004

Five years on,

Renault and Nissan reinforce their common ambition

On the strength of the numerous synergies generated by the Alliance over the past five years and the performance of both companies, Renault and Nissan assert their ambitions for the future.

For the 5th anniversary of the Alliance, a document entitled "Vision - Destination" is being circulated to all Renault and Nissan employees. In it, the two companies state the ambitions of the Alliance and reaffirm their shared values and principles.

Renault-Nissan Alliance Vision - Destination

The Renault-Nissan Alliance is a unique group of two global companies linked by cross-shareholdings.
- They are united for performance through a coherent strategy, common goals and principles, results-driven synergies, shared best practices.
- They respect and reinforce their respective identities and brands.

I - The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent.
It ensures:
- clear decision making for speed, accountability and a high level of performance
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities: it grows people to have a global and entrepreneurial mindset.
The Alliance generates attractive returns for the shareholders of each company and implements the best-established standards of corporate governance.
The Alliance contributes to global sustainable development.

II – Objectives

The Alliance develops and implements a strategy of profitable growth and sets itself the following three objectives:

1. To be recognized by customers as being among the best three automotive groups in the quality and value of its products and services in each region and market segment.

2. To be among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence.

3. To consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

Contact:

Renault Press Office – Marie de-Saint-Chéron

+ 33 (0) 1 41 04 64 69

Website: www.media.renault.com,

www.renault.com

Nissan Press Office – Frédérique Le Grevès

+ 33 (0) 1 30 13 67 73

www.nissan-global.com

EXHIBIT F.10

RENAULT

PRESS INFORMATION	FOR IMMEDIATE PUBLICATION	March 29, 2004

Five years of cooperation boosts performance

Renault and Nissan are celebrating the fifth anniversary of their Alliance, signed on March 27, 1999.

The two automakers have reaffirmed their shared principles and announced their ambitions for the future. The Alliance, now the world's fifth-biggest automotive group, has demonstrated its ability to boost both partners' performance while respecting their individual identities. These results have been achieved through the many cooperation projects Renault and Nissan have developed in all areas of their business.

Five years after the signing of the founding agreement that launched the Renault-Nissan Alliance, it has clearly been a success:
In 2003, the Renault-Nissan group sold 5,357,315 vehicles worldwide, including 2,296,123 in Western Europe, 864,015 in North America and 827,368 in Japan. In Latin America, sales totalled 394,635 units (including 232,329 in Mexico). In the Middle East and Africa the figure was 216,306 units. The Alliance's share of the world automobile market reached 9.3%, ranking it fifth among global automotive groups.
These achievements were helped by the choice of a unique, balanced Alliance between two partners, united in performance while preserving their individual identities. The joint management company Renault-Nissan b.v. reflects this original approach.
The Alliance has made it possible to develop numerous areas of cooperation over the past five years.

- **At the core of the Alliance's success: a strategic decision-making body to steer performance**

The Alliance strategic management company, Renault-Nissan b.v., was established on March 28, 2002. It is run by the eight members of the Alliance Board, whose President is Louis Schweitzer. It is a strategic decision-making body that oversees cooperation projects. At its monthly meetings, the Board

approves the two companies' medium and long-term plans, and decides on and monitors shared projects.
The cooperation projects submitted to the Board are drawn up by 13 working groups known as Cross-Company Teams (CCTs), whose members come from both companies. Together they explore opportunities for synergy between Renault and Nissan, draw up joint projects and oversee implementation once they have been approved. Nine Functional Task Teams (FTTs) support the work of the CCTs and harmonize procedures and resources in support areas.
This way of deciding on and managing cooperation projects means a great deal of responsibility for those involved. All employees working on Alliance projects are accountable for the results they have committed to.
The progress of current projects is monitored using score cards and key indicators which are reviewed regularly by the Renault Executive Committee, the Nissan Executive Committee and the Alliance Board.

- **A considerable number of joint projects have been undertaken since 1999, covering almost all the two companies' areas of business**

A clearly defined platform policy

Renault and Nissan have established a specific platform policy that takes account of three strategic parameters: the volumes produced on each platform, regional characteristics, and a flexible, modular approach. The Alliance platforms are designed pragmatically to incorporate these parameters. They have three distinctive features: use of shared components, development of a "bank" of common powertrains for vehicles built on the same platform, and the convergence of manufacturing processes to enable production capacity to be shared (because a vehicle developed on a common platform may be made at either partner's plants, depending on proximity to the target market).

The B platform for small cars has enormous potential for high-volume production, so commonality is high. The B platform was the first to be used for entry-level vehicles. Nissan was the first to use it for the March/Micra model, launched in March 2002 in Japan and then in January 2003 in Europe. Nissan's total B-platform production from March 2002 to end-December 2003 was 650,000 units. Renault will use the B platform for Modus, to be launched at the end of 2004, and for the Clio replacement.

The C platform was first adapted to European requirements and comparable markets, such as Latin America.
Intended for medium-sized vehicles, it has been used by Renault for the Mégane II range since July 2002. About 660,000 units of six versions of Mégane II were produced between September 2002 and late December 2003. Nissan will adapt and use the platform for its own models at a later date.

The **D platform** for larger models will initially introduce a modular approach for improved flexibility. In this segment, the expectations of the various markets (the United States, Europe and Japan) differ greatly. So efforts will be focused on shared components with high added value such as braking systems, and which provide substantial opportunities for joint purchasing.

A broader range of competitive powertrains

Complementing the platform policy, Renault and Nissan's range of powertrains has been broadened and rationalized to meet the needs of different markets. It is based on the exchange of both engines and gearboxes between Renault and Nissan and the ongoing development of common powertrains:

Renault is using Nissan's 3.5l V6 engine in Vel Satis and Espace IV, and Nissan's four-wheel-drive transmission in the Kangoo 4X4. Since 2002 Nissan has been using a Renault manual gearbox in the Almera, as well as two Renault common rail diesel engines: a 1.5l unit for Almera and a 1.9l unit for Primera. The new Micra, launched early in 2003, is fitted with one of the most competitively priced diesel engines on the market, the Renault 1.5l K9K.

The number of powertrains delivered by Renault to Nissan in Europe went from 30,000 units in 2002 to 250,000 units in 2003 (including 50,000 diesel engines). The demands that govern decisions on the cross-sourcing of powertrains make it possible to be extremely competitive in terms of both cost and quality.

The development of shared powertrains is under way with the M1D/M1G and S2G engines and the MT1 gearbox.

Renault and Nissan powertrain engineers are also working together to develop engines that use alternative sources of energy, such as hybrid drive units and fuel cells.

Sharing flexible production capacity

Renault and Nissan share their global production capacity.

In **Mexico,** Nissan's Cuernavaca plant has been making Scénics for Renault since 2000 and Clio has been assembled at the Aguascalientes plant since the end of 2001. Taking advantage of the existence of a saloon version, Nissan has been assembling and selling it as the Nissan Platina since 2001. About 54,800 units were produced in 2003.
In **Brazil** the Alliance has a joint assembly site for LCVs, opened in December 2001 at Renault's industrial complex in Curitiba. Production got under way with the Renault Master, followed by Nissan's New Frontier pickup in April 2002. A second Nissan model, the 4WD Xterra, has been made there since April 2003,.
In **Spain,** the Alliance began sharing production capacity in Europe at the end of September 2002 with production of the Trafic compact van at Nissan's Barcelona plant. Developed jointly by Renault and General Motors Europe, the vehicle is sold in three networks under the names Renault Trafic, Nissan Primastar and Opel Vivaro.
In **Asia-Pacific,** Renault Samsung Motors (RSM) accounts for the highest level of cooperation in the Alliance. Following a rapid resumption of activities after Renault acquired a stake in the company in September 2000, RSM went on to become a benchmark on the Korean automobile market, with 113,370 units produced and a profit of US$115.8 million in 2003. RSM's manufacturing facilities and the vehicles it sells were designed by Nissan.

- **The teams are also working intensively on the exchange of best practices to increase expertise on both sides**

Achieving this level of performance in just five years has only been possible thanks to strong commitment by the people in both companies. Together, Renault and Nissan employees have overcome the problems of working 10,000 kilometres apart, using a working language - English - which is different from their own, and have learnt to cooperate in a spirit of trust and mutual respect. The two companies have implemented the **Alliance Business Way Program** combining **staff exchanges** - 350 employees, expatriates and members of joint organizational structures - and **training courses**, which have so far involved about 1,400 people. The aim is to encourage exchanges of best practices and mutual understanding. The courses teach participants about French or Japanese culture and provide training in the other company's ways of working. Finally, in order to monitor employees' commitment to the Alliance's goals, Renault and Nissan conduct regular surveys of several thousand employees. The first three surveys found that there is strong support for and growing confidence in the Alliance.

The Renault and Nissan teams were asked to evaluate all cooperation opportunities, and have pinpointed and exchanged best practices in order to achieve optimum performance levels.
Those adopted are now the subject of a concerted deployment procedure.
This is particularly true where **quality** is concerned. The introduction of shared quality standards, such as the Alliance Vehicle Evaluation System (AVES), was extended to all Renault production sites in January 2003.
Renault has passed on to Nissan its expertise in controlling purchasing costs and handling relations with suppliers, while Nissan has helped Renault to improve quality management in purchasing procedures, particularly using the Alliance New Product Quality Program (ANPQP), a quality assurance method for new projects.

In addition, the engineering teams are using the same vehicle and powertrain design software, along with a single bill of material (BOM) for common parts. The Renault Production Way (French acronym: SPR) was based on Nissan's expertise in production processes. Meanwhile, Nissan has introduced ideas based on Renault's standards and evaluation methods to improve ergonomics at workstations and cost control methods.

In **logistics**, Renault and Nissan set up the Global Alliance Logistics Committee in November 2002 to introduce combined logistics strategies on a world scale, in addition to the common procurement systems for parts and vehicle transport already introduced in Europe. Pooling volumes, freight shipping lines and packaging resulted in savings of US$18.4 million on Renault's logistics budget in 2003.

Finally, in the area of **sales cooperation** Renault and Nissan have chosen together the same model for optimizing their dealer network hubs: the Argos model developed by Renault.

Shared organizational structures for better performance

Once shared organizational structures have been shown to be effective, they can be set up to handle specific activities.
For example, the Renault Nissan Purchasing Organization (RNPO) was created in 2001 as a joint company equally owned by Renault and Nissan. It is now held by Renault-Nissan b.v. On January 1, 2004, RNPO entered the third phase of deployment with the goal of moving from €21.5 billion in purchases per year to €33 billion, which is 70% of the Alliance's total purchases. With RNPO, Renault and Nissan have sufficient volume to optimize their purchasing performance.
A second Alliance joint company is Renault Nissan Information Services (RNIS), which was set up by the Alliance Board in July 2002. Wholly-owned by Renault-Nissan b.v., RNIS has the role of helping to standardize network and software infrastructures, global supplier relations and the introduction of shared applications in both groups.

Stronger international sales presence

Regional cooperation is based on one simple principle: the partner who is most firmly established in a region backs up the development of the other, providing active support for sales and/or production.
Since 1999, joint structures have been introduced in Europe to rationalize distribution costs, share fixed expenses, improve the competitiveness of sales network and support Nissan's growth. Some subsidiaries (France, Spain, Italy and the United Kingdom) are organized as "Dual Legal Entities", which are legally separate but share back-office functions. Other subsidiaries are "Single Legal Entities", whose services are in contact with separate groups of customers. This is the case in Switzerland, the Netherlands, Germany, Austria, Slovenia and Croatia.
With the implementation of the hub strategy, the dealer networks have been reorganized to have fewer but more powerful partners, operating over a broader territory.
Outside Europe, the Renault-Nissan Alliance has set up joint sales structures in North Africa, the Middle East and Asia.

In barely five years the Renault-Nissan Alliance has achieved exceptional results in terms of both cooperation and performance. The potential for synergies is still great, particularly in the area of platforms and powertrains by 2010. The Alliance is aiming to be among the world's top three automotive groups in the quality and value of its products and services, key technologies and operating profit margins, underpinned by strong and continuous dynamic growth.

Contact:
Renault Press Office - Marie de-Saint-Chéron
+ 33 (0) 1 41 04 64 69
Website: www.media.renault.com, www.renault.com

EXHIBIT F.11

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	APRIL 28, 2004

Renault records Nissan contribution of €939 million to its earnings for 1st half 2004

Nissan filed its financial results for fiscal year 2003 (from April 1, 2003 to March 31, 2004) on April 26, 2004.

After restatement, the profit reported by Nissan for the second half of its fiscal year 2003 (from October 1, 2003 to March 31, 2004) will contribute a positive €939 million (1) to Renault's net income for first half 2004, an increase of 9.3% compared with the contribution recorded for first half 2003.

Renault will publish its financial results for first half 2004 on July 28.

(1) after amortization of goodwill totalling €20 million and based on an exchange rate of JPY132.6 for €1, the average rate for the half-year period

Contact

Renault Press: Anne-Emmanuelle Dognon-Remy, + 33 (0)1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

EXHIBIT F.11

RENAULT

NISSAN FINANCIAL STATEMENTS AS PUBLISHED AND RESTATED FOR THE SECOND HALF OF THE JAPANESE FISCAL YEAR (Oct 1, 2003 - March 31,2004)

You will find below a table showing details for the main items of Nissan's consolidated income statement established under Japanese GAAP and the figures restated for compliance with Renault accounting principles. Detail of Nissan's contribution to Renault's results for the 1st half-year of 2004 are also provided.

In billions of yens	Nissan H2 2003	Re-statements (1)	Nissan's restated Result (2)
Operating profit	423,8	33,0	456,8
Non operating	(4,4)	6,8	2,4
Extraordinary profit	(51,0)	(8,9)	(59,9)
Net income before tax	368,4	30,9	399,3
Taxes & minority interest	(102.4)	(10,6)	(113,0)
Net income after tax	266,0	20,3	286,3

(1) The adjustments mainly corresponds to the capitalisation of development costs in accordance with IAS 38 standards (+ JPY 48,8 billion) and to the amortisation of plant property & equipment's revaluation (-JPY 16,3 billion).

(2) Classification of items remains in accordance with Nissan presentation.

Renault's share (44,4%)	127,1 billion yens
Yen/euro exchange rate (average rate for the period) for 1 euro	132,6 yens
Contribution to Renault's 1st Half 2004 results	**959 million euros**
Including capitalised development costs, net of taxation	97 million euros
Amortization of goodwill	**(20) million euros**
Renault's share in Nissan's net income	**939 million euros**